As filed with the Securities and Exchange Commission on November 1, 2006
Registration No. 333-137583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERISAFE, Inc.
(Exact name of registrant as specified in its charter)

Texas	6331	75-2069407
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

2301 Highway 190 West
DeRidder, Louisiana 70634
(337) 463-9052
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Walker
Executive Vice President, General Counsel and Secretary
2301 Highway 190 West
DeRidder, Louisiana 70634
(337) 463-9052
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James E. O’Bannon Larry D. Cannon Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939	J. Brett Pritchard Lord, Bissell & Brook LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit	Offering Price(1)(2)	Registration Fee(3)
Common Stock, par value $0.01 per share	9,071,576	$11.40	$91,002,215	$9,738

(1)	Includes amount attributable to shares of common stock that may be purchased by the underwriters under an option granted by the selling shareholders to purchase additional shares at the public offering price, less the underwriting discount.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(3)	Based on proposed maximum aggregate offering price of $77,153,825 for 7,856,805 shares of common stock included in the original filing on September 26, 2006, plus proposed maximum aggregate offering price of $13,848,390 for 1,214,771 additional shares of common stock being registered in this amendment. Of the $9,738 registration fee, $8,256 was previously paid in connection with the original filing on September 26, 2006, and $1,482 is paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on the date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2006

7,888,326 Shares

AMERISAFE, Inc.
Common Stock

This prospectus covers the sale of 7,888,326 shares of our common stock by the selling shareholders named in this prospectus. We will not receive any proceeds from the sale of the shares by the selling shareholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “AMSF.” On October 31, 2006, the last sale price of our common stock as reported by the NASDAQ Global Select Market was $12.46 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount*	$	$
Proceeds, before expenses, to the selling shareholders	$	$

*  See “Underwriting” on page 106 for a description of the underwriters’ compensation.

To the extent that the underwriters sell more than 7,888,326 shares of common stock, certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to 1,183,250 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2006.

Friedman Billings Ramsey
William Blair & Company
SunTrust Robinson Humphrey
Cochran Caronia Waller

The date of this prospectus is          , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements.

Overview

We are a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking, logging, agriculture, oil and gas, maritime and sawmills. We have more than 20 years of experience underwriting the complex workers’ compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers’ compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment.

Employers engaged in hazardous industries tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We employ a proactive, disciplined approach in underwriting employers and providing comprehensive services, including safety services and intensive claims management practices, intended to lessen the overall incidence and cost of workplace injuries. Hazardous industry employers pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Our policyholders paid an average rate of $7.60 per $100 of payroll for workers’ compensation insurance in 2005, which was approximately three times the average for all reported occupational class codes, according to the most recent market analyses provided by the National Council on Compensation Insurance, Inc., or NCCI.

We believe the workers’ compensation market in the hazardous industries we target is underserved and competition is fragmented. We compete on the basis of coverage availability, claims management, safety services, payment terms and premium rates. According to the most recent market data reported by the NCCI, which is the official ratings bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business was $16 billion. Total premiums reported for all occupational class codes reported by the NCCI for these same jurisdictions was $39 billion.

Targeted Industries

We provide workers’ compensation insurance primarily to employers in the following targeted hazardous industries:

•	Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. Our gross premiums written in 2005 for employers in the construction industry were $117.1 million, or 40.3% of total gross premiums written in 2005.

•	Trucking. Includes a large spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. Our gross premiums written in 2005 for employers in the trucking industry were $59.3 million, or 20.4% of total gross premiums written in 2005.

•	Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. Our gross premiums written in 2005 for employers in the logging industry were $26.3 million, or 9.0% of gross premiums written in 2005.

We also provide workers’ compensation insurance to employers in the agriculture, oil and gas, maritime, sawmill and other hazardous industries. Our operations are geographically diverse, with no more than 10.5% of our gross premiums written in 2005 derived from any one state. In 2005, there were nine states in which 5.0% or more of our total gross premiums written were derived. As of September 30, 2006, we had approximately 6,700 voluntary business policyholders with an average annual premium per workers’ compensation policy of approximately $40,000.

Our gross premiums are derived from direct premiums and assumed premiums. Direct premiums include premiums from employers who purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business, as well as employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business. Assumed premiums include premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate. For the year ended December 31, 2005, our voluntary business accounted for 92.8% of our gross premiums written.

We are rated “A−” (Excellent) by A.M. Best Company, which rating is the fourth highest of 15 rating levels. In December 2005, A.M. Best affirmed our financial strength rating of A− (Excellent). The rating has a stable outlook for AMERISAFE and our subsidiaries. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell our securities.

Recent Operating Results

We completed the initial public offering of our common stock in November 2005. The table below sets forth selected operating results for each of the four quarters ending after our initial public offering.

	As of and for the
	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2006	2006	2006	2005
	(Unaudited) (In thousands)

Gross premiums written	$82,951	$92,151	$80,819	$59,709
Net premiums written	78,057	87,427	76,368	53,098
Net premiums earned	74,991	72,107	67,874	67,198
Net investment income	6,316	5,843	5,973	4,897
Net income	8,265	7,818	7,236	5,404
Cash, cash equivalents and investments	$639,553	$616,755	$600,767	$582,904
Total shareholders’ equity and redeemable preferred stock	171,666	162,510	156,184	147,346
Net combined ratio(1)	93.6%	95.2%	95.0%	96.7%
Return on average equity(2)	19.8%	19.6%	19.1%	18.3%
Book value per share(3)	$8.64	$8.18	$7.86	$7.42

(1)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(2)	Return on average equity is calculated as annualized net income divided by average shareholders’ equity plus redeemable preferred stock.

(3)	Book value per share is calculated by dividing shareholders’ equity plus redeemable preferred stock at the date indicated by the number of shares of common stock outstanding (including 2,429,541 shares of common stock issuable upon conversion of our Series C and Series D convertible preferred stock at the current conversion price of $20.58 per share). As of September 30, 2005, the pro forma book value of our common stock, after giving effect to the completion of our initial public offering in November 2005, was $7.16 per share.

Competitive Advantages

We believe we have the following competitive advantages:

•	Focus on Hazardous Industries. We have extensive experience insuring employers engaged in hazardous industries and have a history of profitable underwriting in these industries. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business that we elected to quote for renewal was 90.6% in 2005, 93.0% in 2004 and 91.4% in 2003.

•	Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium size, type of operations, mobile workforce and extensive service needs. We provide enhanced customer services to our policyholders. For example, unlike many of our competitors, our premium payment plans enable our policyholders to better match their premium payments with their payroll costs.

•	Specialized Underwriting Expertise. Based on our 20-year underwriting history of insuring employers engaged in hazardous industries, we have developed industry specific risk analysis and rating tools to assist our underwriters in risk selection and pricing. Our 18 underwriting professionals average approximately 12 years of experience underwriting workers’ compensation insurance, most of which was focused on hazardous industries. We are highly disciplined when quoting and binding new business. In 2005, we offered quotes on approximately one out of four applications submitted. We do not delegate underwriting authority to agencies that sell our insurance or to any other third party.

•	Comprehensive Safety Services. We provide proactive safety reviews of employers’ worksites, which are often located in rural areas. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention and encourage the safest workplaces possible by deploying experienced field safety professionals, or FSPs, to our policyholders’ worksites. Our 52 FSPs have an average of approximately 14 years of workplace safety or related industry experience. In 2005, approximately 91.0% of our new voluntary business policyholders were subject to pre-quotation safety inspections. We perform periodic on-site safety surveys on all of our voluntary business policyholders.

•	Proactive Claims Management. As of September 30, 2006, our employees managed more than 98% of our open claims in-house utilizing our intensive claims management practices that emphasize a personal approach and quality, cost-effective medical treatment. Our claims management staff includes 93 field case managers, or FCMs, who average approximately 17 years of experience in the workers’ compensation insurance industry. We currently average approximately 62 open indemnity claims per FCM, which we believe is significantly less than the industry. We believe our claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee’s return to work, lessen the likelihood of litigation and more rapidly close claims, all of which ultimately lead to lower overall costs. Only 8.5% and 19.0% of all claims reported for accident years 2004 and 2005, respectively, were open as of September 30, 2006.

Strategy

We intend to leverage our competitive advantages to pursue profitable growth and favorable returns on equity using the following strategies:

•	Expand in our Existing Markets. Our market share in each of the nine states where we derived 5% or more of our gross premiums written in 2005 did not exceed 3% of the workers’ compensation market in that state based on data received from NCCI. Competition in our target markets is fragmented by state and employer industry focus. We believe that our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.

•	Prudent and Opportunistic Geographic Expansion. We currently market our insurance in 26 states and the District of Columbia. At September 30, 2006, approximately 58.0% of our voluntary in-force premiums were generated in the nine states where we derived 5% or more of our gross premiums written in 2005. We are licensed in an additional 19 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.

•	Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers’ compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.

•	Leverage Existing Information Technology. We believe our customized information system, ICAMS, enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions. We also believe our infrastructure is scalable and will enable us to accommodate our anticipated premium growth at current staffing levels and at minimal cost, which should have a positive effect on our expense ratio over time as we grow our premium base.

•	Maintain Capital Strength. We completed our initial public offering in November 2005. Of the $53.0 million of net proceeds we retained from our initial public offering, we contributed $45.0 million to our insurance subsidiaries. The remaining $8.0 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to support our anticipated growth and for general corporate purposes. We plan to manage our capital to achieve our growth and profitability goals while maintaining a prudent operating leverage for our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, optimize our use of reinsurance and maximize an appropriate risk adjusted return on our growing investment portfolio. We presently expect that the net proceeds we retained from our initial public offering, combined with projected cash flow from operations, will provide us sufficient liquidity to fund our anticipated growth for at least the next 18 months.

Challenges

As part of your evaluation of our business, you should consider the following challenges we face in implementing our business strategies:

•	Adequacy of Premiums and Loss Reserves. Our loss reserves are based upon estimates that are inherently uncertain. These estimates may be inadequate to cover our actual losses, in which case we would need to increase our estimates and recognize a corresponding decrease in pre-tax net income for the period in which the change in our estimates occurs.

•	Downgrade of our A.M. Best Rating. Our A.M. Best rating is subject to periodic review and, if it is downgraded, our business could be negatively affected by the loss of certain existing and potential policyholders and the loss of relationships with independent agencies.

•	Cyclical Nature of the Workers’ Compensation Industry. The workers’ compensation insurance industry has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. This cyclicality may cause our revenues and net income to fluctuate.

•	Availability of Reinsurance. The availability, amount and cost of reinsurance are subject to market conditions and our experience with insured losses. If we are unable to obtain reinsurance on favorable terms, our ability to write new policies and renew existing policies could be adversely affected.

•	Ability to Recover from Reinsurers. If any of our reinsurers is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses that would otherwise be covered by our reinsurer. An inability to recover amounts due from our reinsurers would adversely affect our financial condition and results of operations.

For further discussion of these and other challenges we face, see “Risk Factors.”

AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. Our principal subsidiary is American Interstate Insurance Company. Our executive offices are located at 2301 Highway 190 West, DeRidder, Louisiana 70634, and our telephone number at that location is (337) 463-9052. Our website is www.amerisafe.com. The information on our website is not part of this prospectus.

The Offering

Shares of common stock offered by selling shareholders	7,888,326 shares

Over-allotment shares of common stock offered by selling shareholders	1,183,250 shares

Shares of common stock to be outstanding after the offering	18,660,881 shares, including 1,214,771 shares issued immediately prior to the completion of this offering upon conversion of 250,000 shares of our convertible preferred stock held by certain of the selling shareholders.

Use of proceeds	All of the common stock offered hereby is being sold by the selling shareholders. We will not receive any proceeds from the sale of our common stock in this offering.

Dividend policy	We currently intend to retain any additional future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future.

Our ability to pay dividends is subject to restrictions in our articles of incorporation that prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. In addition, because AMERISAFE is a holding company and has no direct operations, our ability to pay dividends in the future may be limited by regulatory restrictions on the payment of dividends to AMERISAFE by our insurance company subsidiaries.

NASDAQ Global Select Market Symbol	“AMSF”

The number of shares of common stock to be outstanding after the offering excludes:

•	1,214,770 shares issuable upon conversion of our then-outstanding Series C and Series D convertible preferred stock, subject to adjustment in certain circumstances;

•	1,648,500 shares that may be issued pursuant to employee stock options outstanding as of the date of this prospectus, of which 1,548,500 were granted in November 2005 and 100,000 were granted in September 2006; all options vest 20% each year commencing on the first anniversary of the grant date; and

•	276,112 additional shares available for future issuance under our equity incentive plans.

Summary Financial Information

The following income statement data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 were derived from our consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 were derived from our audited consolidated financial statements, which are not included in this prospectus. The income statement data for the nine-month periods ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2006 and 2005 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(In thousands, except share and per share data)

Income Statement Data
Gross premiums written	$255,920	$231,182	$290,891	$264,962	$223,590	$185,093	$204,752
Ceded premiums written	(14,069)	(14,930)	(21,541)	(21,951)	(27,600)	(26,563)	(49,342)

Net premiums written	$241,851	$216,252	$269,350	$243,011	$195,990	$158,530	$155,410

Net premiums earned	$214,972	$189,370	$256,568	$234,733	$179,847	$163,257	$170,782
Net investment income	18,132	11,985	16,882	12,217	10,106	9,419	9,935
Net realized gains (losses) on investments	2,581	1,337	2,272	1,421	316	(895)	491
Fee and other income	550	426	561	589	462	2,082	1,367

Total revenues	236,235	203,118	276,283	248,960	190,731	173,863	182,575

Loss and loss adjustment expenses incurred	149,989	155,625	204,056 (2)	174,186	129,250	121,062	123,386
Underwriting and certain other operating costs(1)	26,524	23,578	33,008	28,987	23,062	22,674	23,364
Commissions	13,811	11,869	16,226	14,160	11,003	9,189	14,351
Salaries and benefits	12,404	10,968	14,150	15,034	15,037	16,541	17,148
Interest expense	2,579	2,061	2,844	1,799	203	498	735
Policyholder dividends	563	451	4	1,108	736	156	2,717

Total expenses	205,870	204,552	270,288	235,274	179,291	170,120	181,701

Income (loss) before taxes	30,365	(1,434)	5,995	13,686	11,440	3,743	874
Income tax expense (benefit)	7,046	(1,960)	65	3,129	2,846	(1,438)	(395)

Net income (loss)	23,319	526	5,930	10,557	8,594	5,181	1,269

Payment-in-kind preferred dividends(3)	—	(7,142)	(8,593)	(9,781)	(10,133)	(9,453)	(8,820)

Net income (loss) available to common shareholders	$23,319	$(6,616)	$(2,663)	$776	$(1,539)	$(4,272)	$(7,551)

Portion allocable to common shareholders(4)	87.8%	100.0%	100.0%	70.2%	100.0%	100.0%	100.0%
Net income (loss) allocable to common shareholders	$20,474	$(6,616)	$(2,663)	$545	$(1,539)	$(4,272)	$(7,551)

Diluted earnings per common share equivalent	$1.17	$(22.07)	$(1.25)	$2.14	$(8.55)	$(23.72)	$(41.93)
Diluted weighted average of common share equivalents outstanding	17,422,413	299,774	2,129,492	255,280	180,125	180,125	180,125

Selected Insurance Ratios
Current accident year loss ratio(5)	69.8%	70.6%	71.0%	68.5%	70.6%	71.8%	66.9%
Prior accident year loss ratio(6)	0.0%	11.6%	8.5%	5.7%	1.3%	2.4%	5.3%

Net loss ratio	69.8%	82.2%	79.5%	74.2%	71.9%	74.2%	72.2%

Net underwriting expense ratio(7)	24.5%	24.5%	24.7%	24.8%	27.3%	29.7%	32.1%
Net dividend ratio(8)	0.3%	0.2%	0.0%	0.5%	0.4%	0.1%	1.6%
Net combined ratio(9)	94.6%	106.9%	104.2%	99.5%	99.6%	104.0%	105.9%

	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(In thousands)

Balance Sheet Data
Cash and cash equivalents	$61,778	$28,843	$49,286	$25,421	$49,815	$44,677	$44,270
Investments	577,775	469,316	533,618	364,868	257,729	205,315	148,305
Amounts recoverable from reinsurers	122,792	122,774	122,562	198,977	211,774	214,342	298,451
Premiums receivable, net	145,621	140,061	123,934	114,141	108,380	95,291	104,907
Deferred income taxes	26,689	23.232	22,413	15,624	12,713	11,372	14,716
Deferred policy acquisition costs	19,785	18,189	16,973	12,044	11,820	9,505	11,077
Deferred charges	4,003	3,601	3,182	3,054	2,987	1,997	2,588
Total assets	985,034	830,308	892,320	754,187	678,608	603,801	645,474
Reserves for loss and loss adjustment expenses	520,843	469,894	484,485	432,880	377,559	346,542	383,032
Unearned premiums	151,403	138,623	124,524	111,741	103,462	87,319	92,047
Insurance-related assessments	39,647	33,847	35,135	29,876	26,133	23,743	25,964
Debt	36,090	36,090	36,090	36,090	16,310	8,000	9,000
Redeemable preferred stock(10)	50,000	136,292	50,000	131,916	126,424	121,300	116,520
Shareholders’ equity (deficit)(11)	121,666	(46,969)	97,346	(42,862)	(20,652)	(25,100)	(10,980)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Includes (a) a pre-tax loss of $13.2 million in connection with a commutation agreement with Converium Reinsurance (North America), one of our reinsurers, pursuant to which Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium and (b) an $8.7 million pre-tax increase in our reserves for loss and loss adjustment expenses related to prior accident years.

(3)	Under the terms of our articles of incorporation, holders of our Series C and Series D convertible preferred stock are no longer entitled to receive pay-in-kind dividends as a result of the redemption and exchange of all of our outstanding shares of Series A preferred stock in connection with the initial public offering of our common stock in November 2005.

(4)	Reflects the participation rights of the Series C and Series D convertible preferred stock. See Note 15 to our audited financial statements.

(5)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(6)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(7)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(8)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(9)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(10)	Includes our Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside our control. For periods presented prior to November 2005, also includes our Series A preferred stock, which was mandatorily redeemable upon the occurrence of certain events that were deemed to be outside our control. In connection with the initial public offering of our common stock in November 2005, all outstanding shares of our Series A preferred stock were redeemed and exchanged for shares of our common stock.

(11)	In 1997, we entered into a recapitalization transaction with Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS Healthcare Partners, L.P., our principal shareholders, that resulted in a $164.2 million charge to retained earnings. For periods presented prior to November 2005, shareholders’ equity (deficit) included our Series E preferred stock. In connection with the initial public offering of our common stock in November 2005, all outstanding shares of our Series E preferred stock were redeemed for cash.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Any of the risks described below could result in a significant or material adverse effect on our business, financial condition or results of operations, and a decline in the market price of our common stock. You could lose all or part of your investment.

Risks Related to Our Business

Our loss reserves are based on estimates and may be inadequate to cover our actual losses.

We must establish and maintain reserves for our estimated liability for loss and loss adjustment expenses. We establish loss reserves that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to us. Reserves are based on estimates of the ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. If there are unfavorable changes in our assumptions, our reserves may need to be increased.

Workers’ compensation claims often are paid over a long period of time. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed. If the estimate is increased, our pre-tax income for the period in which we make the change will decrease by a corresponding amount. In addition, increasing reserves results in a reduction in our surplus and could result in a downgrade in our A.M. Best rating. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

If we do not accurately establish our premium rates, our results of operations will be adversely affected.

In general, the premium rates for our insurance policies are established when coverage is initiated and, therefore, before all of the underlying costs are known. Like other workers’ compensation insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premium rates to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder’s previous insurance carriers. If this prior claims information is not accurate, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premium rates accurately, we must:

•	collect and properly analyze a substantial volume of data;

•	develop, test and apply appropriate rating formulae;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of losses with reasonable accuracy.

We must also implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully, and as a result set premium rates accurately, is subject to a number of risks and uncertainties, principally:

•	insufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate rating formulae or other pricing methodologies;

•	costs of ongoing medical treatment;

•	our inability to accurately estimate retention, investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated court decisions, legislation or regulatory action.

Consequently, we could set our premium rates too low, which would negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our competitiveness and lead to lower revenues.

A downgrade in our A.M. Best rating would likely reduce the amount of business we are able to write.

Rating agencies evaluate insurance companies based on their ability to pay claims. We are currently assigned a group letter rating of “A−” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers “A−” rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating. Any downgrade in our rating would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with certain independent agencies.

The workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance.

The financial performance of the workers’ compensation insurance industry has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers’ compensation insurance companies generally tends to follow this cyclical market pattern. Beginning in 2000 and accelerating in 2001, the workers’ compensation insurance industry experienced a market reflecting increasing premium rates, more restrictive policy coverage terms and more conservative risk selection. We believe these trends slowed beginning in 2004. We also believe the current workers’ compensation insurance market is slowly transitioning to a more competitive market environment in which underwriting capacity and price competition may increase. This additional underwriting capacity may result in increased competition from other insurance carriers expanding the kinds or amounts of business they write or seeking to maintain or increase market share at the expense of underwriting discipline. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. We believe that the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment. These cyclical patterns could cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

If we are unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected.

We purchase reinsurance to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Our 2006 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to $10.0 million, subject to applicable deductibles, retentions and aggregate limits. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $10.8 million for losses between $1.0 million and $2.0 million before our reinsurers are obligated to reimburse us. After the deductible is satisfied, we retain 25.0% of each loss between $1.0 million and $2.0 million. The aggregate limit for all claims for losses between $1.0 million and $2.0 million is approximately $5.4 million. For losses between $2.0 million and $5.0 million, we are subject to an annual aggregate deductible of approximately $7.3 million before our reinsurers are obligated to reimburse us. The aggregate limit for all claims for losses between $2.0 million and $5.0 million is approximately $39.0 million. See “Business—Reinsurance.” The availability, amount and cost of reinsurance are subject to market conditions and our experience with insured losses.

Due to the increased cost of reinsurance, we have increased our levels of retention on a per occurrence basis each year since 2003. As a result, we are exposed to increased risk of loss resulting from volatility in the frequency and severity of claims, which could adversely affect our financial performance.

If any of our current reinsurers were to terminate participation in our 2006 reinsurance treaty program, we could be exposed to an increased risk of loss.

The agreements under our 2006 reinsurance treaty program may be terminated by us or our reinsurers upon 90 days prior notice effective on any January 1. If our reinsurance treaty program is terminated and we enter into a new program, any decrease in the amount of reinsurance at the time we enter into a new program, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could adversely affect our business, financial condition and results of operations. We currently have eleven reinsurers participating in our reinsurance treaty program, and we believe that this is a sufficient number of reinsurers to provide us with the reinsurance coverage we require. However, because our reinsurance treaty program may be terminated on any January 1, it is possible that one or more of our current reinsurers could terminate participation in our program. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements. In either of those events, if our reinsurance broker is unable to spread the terminated reinsurance among the remaining reinsurers in the program, it could take a significant amount of time to identify and negotiate agreements with a replacement reinsurer. During this time, we would be exposed to an increased risk of loss, the extent of which would depend on the volume of terminated reinsurance.

We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.

Reinsurance does not discharge our obligations under the insurance policies we write. We remain liable to our policyholders even if we are unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers as claims are paid. In long-term workers’ compensation claims, the creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer.

In the past, we have been unable to recover amounts from our reinsurers. In 2001, Reliance Insurance Company, one of our former reinsurers, was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, between 2001 and

September 30, 2006, we recognized losses related to uncollectible amounts due from Reliance aggregating $21.3 million.

As of September 30, 2006, we had $122.8 million of recoverables from reinsurers. Of this amount, $106.5 million was unsecured. As of September 30, 2006, our largest recoverables from reinsurers included $27.9 million from Munich Reinsurance America, Inc., $22.1 million from Odyssey America Reinsurance Company, $12.3 million from St. Paul Fire and Marine Insurance Company and $11.6 million from Clearwater Insurance Company. If we are unable to collect amounts recoverable from our reinsurers, our financial condition would be adversely affected.

A downgrade in the A.M. Best rating of one or more of our significant reinsurers could adversely affect our financial condition.

Our financial condition could be adversely affected if the A.M. Best rating of one or more of our significant reinsurers is downgraded. For example, our A.M. Best rating may be downgraded if our amounts recoverable from a reinsurer are significant and the A.M. Best rating of that reinsurer is downgraded. If one of our reinsurers suffers a rating downgrade, we may consider various options to lessen the impact on our financial condition, including commutation, novation and the use of letters of credit to secure amounts recoverable from reinsurers. However, these options may result in losses to our company, and there can be no assurance that we could implement any of these options.

In 2004, A.M. Best downgraded the financial strength rating of Converium Reinsurance (North America), our largest reinsurer at that time. Subsequently, in June 2005, A.M. Best placed our “A−” rating under review with negative implications, citing, among other things, concerns about credit risk associated with amounts recoverable from our reinsurers. Although Converium continued to reimburse us under the terms of our reinsurance agreements, we entered into a commutation agreement with Converium in June 2005 pursuant to which Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements have reverted back to us. We recorded a pre-tax loss of $13.2 million in 2005 related to this commutation agreement. Converium remains obligated to us on the remaining two agreements. We cannot assure you that the cash payment we received from Converium, and any investment income we may earn on that amount, will be sufficient to cover all claims for which we would otherwise have been contractually entitled to recover from Converium under the three reinsurance agreements subject to the commutation agreement.

Negative developments in the workers’ compensation insurance industry would adversely affect our financial condition and results of operations.

We principally offer workers’ compensation insurance. We have no current plans to focus our efforts on offering other types of insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have an adverse effect on our financial condition and results of operations. Negative developments in the workers’ compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell other types of insurance.

A decline in the level of business activity of our policyholders, particularly those engaged in the construction, trucking and logging industries, could negatively affect our earnings and profitability.

In 2005, approximately 69.7% of our gross premiums written were derived from policyholders in the construction, trucking and logging industries. Because premium rates are calculated, in general, as a percentage of a policyholder’s payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. As a result, our gross premiums written are primarily dependent upon the economic conditions in the construction, trucking and logging industries and upon economic conditions generally.

Unfavorable changes in economic conditions affecting the states in which we operate could adversely affect our financial condition or results of operations.

We market our insurance in 26 states and the District of Columbia. Although we have expanded our operations into new geographic areas and expect to continue to do so in the future, approximately 57.7% of our gross premiums written for the year ended December 31, 2005 were derived from the nine states in which we generated 5.0% or more of our gross premiums written in 2005. No other state accounted for 5.0% or more of gross premiums written in 2005. In the future, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that have a larger percentage of their gross premiums written diversified over a broader geographic area. Unfavorable changes in economic conditions affecting the states in which we write business could adversely affect our financial condition or results of operations. See “Business—Policyholders.”

Our revenues and results of operations may fluctuate as a result of factors beyond our control, which fluctuation may cause the price of our common stock to be volatile.

The revenues and results of operations of insurance companies historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;

•	changes in the frequency or severity of claims;

•	the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital capacity;

•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and

•	price competition.

If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may be volatile.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

There is significant competition in the workers’ compensation insurance industry. We believe that our competition in the hazardous industries we target is fragmented and not dominated by one or more competitors. We compete with other insurance companies, individual self-insured companies, state insurance pools and self-insurance funds. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. Moreover, a number of these competitors offer other types of insurance in addition to workers’ compensation and can provide insurance nationwide. We compete on the basis of many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours, we could lose market share. No assurance can be given that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.

If we cannot sustain our relationships with independent agencies, we may be unable to operate profitably.

We market a substantial portion of our workers’ compensation insurance through independent agencies. As of September 30, 2006, independent agencies produced approximately 84% of our voluntary in-force premiums. No independent agency accounted for more than 1.2% of our voluntary in-force premiums at that date. Independent agencies are not obligated to promote our insurance and may sell insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance and maintain financial strength ratings that meet the requirements of our independent agencies and their policyholders.

An inability to effectively manage the growth of our operations could make it difficult for us to compete and affect our ability to operate profitably.

Our continuing growth strategy includes expanding in our existing markets, entering new geographic markets and further developing our agency relationships. Our growth strategy is subject to various risks, including risks associated with our ability to:

•	identify profitable new geographic markets for entry;

•	attract and retain qualified personnel for expanded operations;

•	identify, recruit and integrate new independent agencies; and

•	augment our internal monitoring and control systems as we expand our business.

Because we are subject to extensive state and federal regulation, legislative changes may negatively impact our business.

We are subject to extensive regulation by the Louisiana Department of Insurance and the insurance regulatory agencies of other states in which we are licensed and, to a lesser extent, federal regulation. State agencies have broad regulatory powers designed primarily to protect policyholders and their employees, and not our shareholders. Regulations vary from state to state, but typically address:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of our investments;

•	restrictions on the terms of the insurance policies we offer;

•	restrictions on the way our premium rates are established and the premium rates we may charge;

•	required reserves for unearned premiums and loss and loss adjustment expenses;

•	standards for appointing general agencies;

•	limitations on transactions with affiliates;

•	restrictions on mergers and acquisitions;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to AMERISAFE;

•	certain required methods of accounting; and

•	potential assessments for state guaranty funds, second injury funds and other mandatory pooling arrangements.

We may be unable to comply fully with the wide variety of applicable laws and regulations that are continually undergoing revision. In addition, we follow practices based on our interpretations of laws and regulations that we believe are generally followed by our industry. These practices may be different from interpretations of insurance regulatory agencies. As a result, insurance regulatory agencies could preclude us from conducting some or all of our activities or otherwise penalize us. For example, in order to enforce applicable laws and regulations or to protect policyholders, insurance regulatory agencies have relatively broad discretion to impose a variety of sanctions, including examinations, corrective orders, suspension, revocation or denial of licenses and the takeover of one or more of our insurance subsidiaries. The extensive regulation of our business may increase the cost of our insurance and may limit our ability to obtain premium rate increases or to take other actions to increase our profitability.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy. As of September 30, 2006, approximately 8.5% of our 2004 reported claims and 1.0% of our pre-2004 reported claims were open.

Additional capital that we may require in the future may not be available to us or may be available to us only on unfavorable terms.

Our future capital requirements will depend on many factors, including state regulatory requirements, the financial stability of our reinsurers and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth if the capital of our insurance subsidiaries is insufficient to support future operating requirements and/or cover claims. If we had to raise additional capital, equity or debt financing may not be available to us or may be available only on terms that are not favorable. In the case of equity financings, dilution to our shareholders could result and the securities sold may have rights, preferences and privileges senior to the common stock sold in this offering. In addition, under certain circumstances, the sale of our common stock, or securities convertible or exchangeable into shares of our common stock, at a price per share less than the market value of our common stock may result in an adjustment to the conversion price at which shares of our existing convertible preferred stock may be converted into shares of our common stock. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Investment income is an important component of our net income. As of September 30, 2006, our investment portfolio, including cash and cash equivalents, had a carrying value of $639.6 million. For the year ended December 31, 2005, we had $16.9 million of net investment income. Our investment portfolio is managed under investment guidelines approved by our board of directors. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. For example, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio. When interest rates fall, mortgage-backed securities are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.

These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our investment income. Any significant decline in our investment income would adversely affect our revenues and net income and, as a result, increase our shareholders’ deficit and decrease our surplus.

Our business is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with the independent agencies that sell our insurance.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies. Our executive officers are C. Allen Bradley, Jr., Chairman, President and Chief Executive Officer; Geoffrey R. Banta, Executive Vice President and Chief Financial Officer; Arthur L. Hunt, Executive Vice President; Craig P. Leach, Executive Vice President, Sales and Marketing; David O. Narigon, Executive Vice President; and Todd Walker, Executive Vice President, General Counsel and Secretary. Mr. Hunt will retire from our company effective as of November 30, 2006. We have entered into employment agreements with each of our executive officers. The employment agreements with Messrs. Bradley, Banta, Hunt and Leach expire in January 2008, unless extended. The employment agreements with Messrs. Narigon and Walker expire in September 2009, unless extended. These employment agreements are more fully described under “Management—Employment and Consulting Agreements.” Should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers’ compensation insurance industry and the hazardous industries that we target. As a result, our operations may be disrupted and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers.

AMERISAFE is an insurance holding company and does not have any direct operations.

AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate. AMERISAFE’s primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to pay dividends to our shareholders depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. See “Business—Regulation—Dividend Limitations.” As a result, at times, AMERISAFE may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. Based on reported capital and surplus at December 31, 2005, American Interstate would have been permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2006 in an amount up to $3.9 million without approval by the Louisiana Department of Insurance.

In addition, our ability to pay dividends is subject to restrictions in the articles of incorporation of AMERISAFE that prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock. Currently, we do not intend to pay dividends on our common stock.

Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. See “Business—Regulation.” Accordingly, the assessments levied on us may increase as we increase our written premium. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on paid losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for obligations we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. At September 30, 2006 we participated in mandatory pooling arrangements in 17 states and the District of Columbia. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

Being a public company has increased our expenses and administrative workload.

We completed our initial public offering in November 2005. As a public company, we must comply with various laws and regulations, including the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission, or the SEC, and requirements of the NASDAQ Global Select Market. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations requires the time and attention of our board of directors and management and increases our expenses. Among other things, we must:

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, principally those relating to disclosure controls and procedures and corporate governance;

•	institute a more comprehensive compliance function; and

•	involve to a greater degree our outside legal counsel and accountants in the above activities.

In addition, being a public company has made it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on our audit committee.

We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 by no later than December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

We may have exposure to losses from terrorism for which we are required by law to provide coverage.

When writing workers’ compensation insurance policies, we are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Our 2006 reinsurance treaty program affords coverage for up to $28.0 million for losses arising from terrorism, subject to applicable deductibles, retentions and aggregate limits. Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Extension Act of 2005, the risk of severe losses to us from acts of terrorism has not been eliminated because our reinsurance treaty program includes various sub-limits and exclusions limiting our reinsurers’ obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition. In addition, the Terrorism Risk Insurance Extension Act of 2005 is set to expire on December 31, 2007. If this law is not extended or replaced by legislation affording a similar level of protection to the insurance industry against insured losses arising out of acts of terrorism, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism.

Risks Related to Our Common Stock and This Offering

The trading price of our common stock may decline after this offering.

The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;

•	results of operations that vary from those expected by securities analysts and investors;

•	developments in the healthcare or insurance industries;

•	changes in laws and regulations;

•	announcements of claims against us by third parties; and

•	future issuances or sales of our common stock, including issuances upon conversion of our outstanding convertible preferred stock.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may decrease and you may not be able to sell your shares at or above the price you pay to purchase them.

Securities analysts may not continue coverage of our common stock or may issue negative reports, which may adversely affect the trading price of our common stock.

There is no assurance that securities analysts will continue to cover our company. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our common stock. The trading market for our common stock relies in part on the research and reports that securities analysts publish about us or our business. If one or more of the analysts who cover our company downgrades our common stock, the trading price of our common stock may decline rapidly. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our common stock to decline. Because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could adversely affect the trading price of our common stock.

Our principal shareholders have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the trading price of our common stock.

As of September 30, 2006, Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS Healthcare Partners, L.P., or Welsh Carson collectively, beneficially owned approximately 44.1% of our outstanding common stock and possess approximately 40.7% of the total voting power. As a result, these shareholders, acting together, have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. Upon completion of this offering, Welsh Carson will beneficially own 1,161,022 shares, or 6.2%, of our common stock (Welsh Carson will not own any shares of our common stock if the over-allotment option is exercised in full).

Future sales of our common stock may affect the trading price of our common stock and the future exercise of options or the exercise of the conversion rights of our convertible preferred stock may lower our stock price.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. See “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold. As of the date of this prospectus, there were 17,446,110 shares of our common stock outstanding. Immediately prior to the completion of this offering, we will issue 1,214,771 shares of common stock upon conversion of shares of our convertible preferred stock held by certain of the selling shareholders. After the completion of this offering, an additional 1,214,770 shares of our common stock will remain issuable upon the conversion of shares of our outstanding convertible preferred stock. Upon conversion, these shares of common stock will be freely tradable without restriction or further registration under the Securities Act. See “Description of Capital Stock.” We and our current directors, our officers and the selling shareholders have entered into 90-day lock-up agreements as described in “Shares Eligible for Future Sale—Lock-Up Agreements.” The lock-up agreement with Arthur L. Hunt will terminate on November 30, 2006 upon his retirement from the company. Upon completion of this offering, an aggregate of 1,543,359 shares of our common stock, including shares issuable upon the exercise of options exercisable within 60 days of the date of this prospectus, will be subject to these lock-up agreements (360,109 shares if the over-allotment option is exercised in full). There are outstanding options exercisable to purchase 1,648,500 shares of our common stock, of which 1,548,500 were granted in

November 2005 and 100,000 were granted in September 2006. All options vest 20% each year commencing on the first anniversary of the date of grant.

The terms of our convertible preferred stock could adversely affect the value of our common stock.

The conversion price of our convertible preferred stock is currently $20.58 per share and our outstanding convertible preferred stock is presently convertible into 2,429,541 shares of common stock. After the completion of this offering, 1,214,770 shares of our common stock will be issuable upon conversion of our convertible preferred stock. Subject to certain exceptions, the conversion price of our convertible preferred stock may decrease if we issue additional shares of our common stock for less than the market price of our common stock. No adjustment to the conversion price of our convertible preferred stock will result from this offering because we are not issuing additional shares of our common stock.

Holders of our convertible preferred stock have the right to cause us to file a registration statement with the SEC to sell the shares of common stock issuable upon conversion of the convertible preferred stock. See “Certain Relationships and Related Transactions—Registration Rights Agreement.” Sales of shares of common stock issuable upon conversion of our convertible preferred stock could adversely affect the trading price of our common stock.

We may not pay dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock.

The terms of our articles of incorporation relating to our convertible preferred stock could impede a change of control of our company. Following a change of control, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 per share plus the cash value of any accrued and unpaid dividends. The redemption provisions of our convertible preferred stock could have the effect of discouraging a future change of control of our company. See “Description of Capital Stock—Authorized Capital Stock—Convertible Preferred Stock—Redemption.”

Provisions of our articles of incorporation and bylaws and under the laws of the states of Louisiana and Texas could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

Our articles of incorporation and bylaws contain provisions that may make it more difficult for shareholders to replace or remove directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control of our company that shareholders might consider favorable. Our articles of incorporation and bylaws contain the following provisions that could have an anti-takeover effect:

•	election of our directors is classified, meaning that the members of only one of three classes of our directors are elected each year;

•	shareholders have limited ability to call shareholder meetings and to bring business before a meeting of shareholders;

•	shareholders may not act by written consent, unless the consent is unanimous; and

•	our board of directors may authorize the issuance of junior preferred stock with such rights, preferences and privileges as the board deems appropriate.

These provisions may make it difficult for shareholders to replace management and could have the effect of discouraging a future takeover attempt that is not approved by our board of directors, but which individual shareholders might consider favorable.

We are incorporated in Texas and are subject to Part 13 of the Texas Business Corporation Act. Under this statute, our ability to enter into a business combination with any affiliated shareholder is limited. See “Description of Capital Stock—Anti-Takeover Provisions.”

In addition, two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

CERTAIN IMPORTANT INFORMATION

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus:

•	references to the “company,” “we,” “us” or “our” refer to AMERISAFE, Inc. and its subsidiaries, unless the context suggests otherwise; and

•	references to “AMERISAFE” refer solely to AMERISAFE, Inc., unless the context suggests otherwise.

Unless otherwise stated, all amounts in this prospectus assume no exercise of the underwriters’ over-allotment option.

FORWARD-LOOKING STATEMENTS

This prospectus includes certain statements that we believe are, or may be considered to be, forward-looking statements within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and the insurance industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	changes in rating agency policies or practices;

•	the cyclical nature of the workers’ compensation insurance industry;

•	changes in the availability, cost or quality of reinsurance and the failure of our reinsurers to pay claims in a timely manner or at all;

•	negative developments in the workers’ compensation insurance industry;

•	decreased level of business activity of our policyholders;

•	decreased demand for our insurance;

•	increased competition on the basis of coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation;

•	changes in regulations or laws applicable to us, our policyholders or the agencies that sell our insurance;

•	changes in legal theories of liability under our insurance policies;

•	developments in capital markets that adversely affect the performance of our investments;

•	loss of the services of any of our senior management or other key employees;

•	the effects of U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and

•	changes in general economic conditions, including interest rates, inflation and other factors.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including under “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

All of our common stock offered hereby is being sold by the selling shareholders. We will not receive any proceeds from the sale of our common stock in this offering.

DIVIDEND POLICY

We have not paid cash dividends on our common stock in the prior two years. We currently intend to retain any future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory or other restrictions on the payment of dividends by our subsidiaries to AMERISAFE, and other factors that our board of directors deems relevant.

AMERISAFE is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends.

Our ability to pay dividends is also subject to restrictions set forth in our articles of incorporation, which prohibit us from paying dividends on our common stock (other than in additional shares of common stock) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock on an as-converted to common stock basis equal to the dividend we pay to holders of our common stock.

For additional information regarding restrictions on the payment of dividends by us and our insurance company subsidiaries, see “Business—Regulation—Dividend Limitations.”

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “AMSF” and has been traded on the NASDAQ since our initial public offering on November 18, 2005. The table below sets forth the reported high and low sales prices for our common stock, as reported on the NASDAQ for the periods indicated.

	High	Low

2005
Fourth Quarter (beginning November 18, 2005)	$10.98	$8.12
2006
First Quarter	$12.50	$8.36
Second Quarter	$14.35	$10.25
Third Quarter	$13.50	$9.30
Fourth Quarter (through October 31, 2006)	$13.30	$9.43

CAPITALIZATION

The table below sets forth our consolidated capitalization as of September 30, 2006 on an actual basis and on an as adjusted basis giving effect to the issuance of 1,214,771 shares of common stock upon conversion of 250,000 shares of our convertible preferred stock immediately prior to the completion of this offering.

We are not issuing additional shares of common stock in this offering and we will not receive any proceeds from the sale of the shares by the selling shareholders. Accordingly, our total capitalization will not change as a result of this offering, except for the expenses related to this offering to be paid by us.

	As of September 30, 2006
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except
	share data)

Subordinated debt securities	$36,090	$36,090
Redeemable preferred stock:
Series C convertible preferred stock, par value $0.01 per share, $100 per share redemption value, 300,000 shares authorized; 300,000 shares issued and outstanding, actual; 50,000 shares issued and outstanding, as adjusted	30,000	5,000
Series D convertible preferred stock, par value $0.01 per share, $100 per share redemption value, 200,000 shares authorized; 200,000 shares issued and outstanding, actual; 200,000 shares issued and outstanding, as adjusted	20,000	20,000

Total redeemable preferred stock	50,000	25,000
Shareholders’ equity:
Common stock, par value $0.01 per share, 50,000,000 shares authorized; 17,446,110 shares issued and outstanding, actual; 18,660,881 shares issued and outstanding, as adjusted	174	187
Additional paid-in capital	145,860	170,847
Accumulated deficit	(31,027)	(31,575	)(1)
Accumulated other comprehensive income	6,659	6,659

Total shareholders’ equity	121,666	146,118

Total capitalization	$207,756	$207,208

(1)	Reflects the effect of the payment by the Company in the fourth quarter of 2006 of approximately $747,000, or $548,000 after tax, of the estimated expenses related to this offering.

SELECTED FINANCIAL INFORMATION

The following income statement data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 were derived from our consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 were derived from our audited consolidated financial statements, which are not included in this prospectus. The income statement data for the three- and nine-month periods ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2006 and 2005 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Unaudited)
	(In thousands, except share and per share data)

Income Statement Data
Gross premiums written	$82,951	$70,658	$255,920	$231,182
Ceded premiums written	(4,894)	(5,233)	(14,069)	(14,930)

Net premiums written	$78,057	$65,425	$241,851	$216,252

Net premiums earned	$74,991	$64,338	$214,972	$189,970
Net investment income	6,316	4,335	18,132	11,985
Net realized gains on investments	346	563	2,581	1,337
Fee and other income	195	120	550	426

Total revenues	81,848	69,356	236,235	203,118

Loss and loss adjustment expenses incurred	51,743	45,189	149,989	155,625 (2)
Underwriting and certain other operating costs(1)	9,089	8,881	26,524	23,578
Commissions	4,925	4,047	13,811	11,869
Salaries and benefits	4,195	3,920	12,404	10,968
Interest expense	923	735	2,579	2,061
Policyholder dividends	216	65	563	451

Total expenses	71,091	62,837	205,870	204,552

Income (loss) before taxes	10,757	6,519	30,365	(1,434)
Income tax expense (benefit)	2,492	1,709	7,046	(1,960)

Net income	8,265	4,810	23,319	526

Payment-in-kind preferred dividends(3)	—	(2,422)	—	(7,142)

Net income (loss) available to common shareholders	$8,265	$2,388	$23,319	$(6,616)

Portion allocable to common shareholders(4)	87.8%	75.8%	87.8%	100.0%
Net income (loss) allocable to common shareholders	$7,257	$1,812	$20,474	$(6,616)

Diluted earnings per common share equivalent	$0.42	$6.05	$1.17	$(22.07)
Diluted weighted average of common share equivalents outstanding	17,432,597	299,774	17,431,263	299,774

Selected Insurance Ratios
Current accident year loss ratio(5)	69.0%	70.2%	69.8%	70.6%
Prior accident year loss ratio(6)	0.0%	0.0%	0.0%	11.6%

Net loss ratio	69.0%	70.2%	69.8%	82.2%

Net underwriting expense ratio(7)	24.3%	26.2%	24.5%	24.5%
Net dividend ratio(8)	0.3%	0.1%	0.3%	0.2%
Net combined ratio(9)	93.6%	96.5%	94.6%	106.9%

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except share and per share data)

Income Statement Data
Gross premiums written	$290,891	$264,962	$223,590	$185,093	$204,752
Ceded premiums written	(21,541)	(21,951)	(27,600)	(26,563)	(49,342)

Net premiums written	$269,350	$243,011	$195,990	$158,530	$155,410

Net premiums earned	$256,568	$234,733	$179,847	$163,257	$170,782
Net investment income	16,882	12,217	10,106	9,419	9,935
Net realized gains (losses) on investments	2,272	1,421	316	(895)	491
Fee and other income	561	589	462	2,082	1,367

Total revenues	276,283	248,960	190,731	173,863	182,575

Loss and loss adjustment expenses incurred	204,056 (2)	174,186	129,250	121,062	123,386
Underwriting and certain other operating costs(1)	33,008	28,987	23,062	22,674	23,364
Commissions	16,226	14,160	11,003	9,189	14,351
Salaries and benefits	14,150	15,034	15,037	16,541	17,148
Interest expense	2,844	1,799	203	498	735
Policyholder dividends	4	1,108	736	156	2,717

Total expenses	270,288	235,274	179,291	170,120	181,701

Income before taxes	5,995	13,686	11,440	3,743	874
Income tax expense (benefit)	65	3,129	2,846	(1,438)	(395)

Net income	5,930	10,557	8,594	5,181	1,269

Payment-in-kind preferred dividends(3)	(8,593)	(9,781)	(10,133)	(9,453)	(8,820)

Net income (loss) available to common shareholders	$(2,663)	$776	$(1,539)	$(4,272)	$(7,551)

Portion allocable to common shareholders(4)	100.0%	70.2%	100.0%	100.0%	100.0%
Net income (loss) allocable to common shareholders	$(2,663)	$545	$(1,539)	$(4,272)	$(7,551)

Diluted earnings per common share equivalent	$(1.25)	$2.14	$(8.55)	$(23.72)	$(41.93)
Diluted weighted average of common share equivalents outstanding	2,129,492	255,280	180,125	180,125	180,125

Selected Insurance Ratios
Current accident year loss ratio(5)	71.0%	68.5%	70.6%	71.8%	66.9%
Prior accident year loss ratio(6)	8.5%	5.7%	1.3%	2.4%	5.3%

Net loss ratio	79.5%	74.2%	71.9%	74.2%	72.2%

Net underwriting expense ratio(7)	24.7%	24.8%	27.3%	29.7%	32.1%
Net dividend ratio(8)	0.0%	0.5%	0.4%	0.1%	1.6%
Net combined ratio(9)	104.2%	99.5%	99.6%	104.0%	105.9%

	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(In thousands, except share and per share data)

Balance Sheet Data
Cash and cash equivalents	$61,778	$28,843	$49,286	$25,421	$49,815	$44,677	$44,270
Investments	577,775	469,316	533,618	364,868	257,729	205,315	148,305
Amounts recoverable from reinsurers	122,792	122,774	122,562	198,977	211,774	214,342	298,451
Premiums receivable, net	145,621	140,061	123,934	114,141	108,380	95,291	104,907
Deferred income taxes	26,689	23,232	22,413	15,624	12,713	11,372	14,716
Deferred policy acquisition costs	19,785	18,189	16,973	12,044	11,820	9,505	11,077
Deferred charges	4,003	3,601	3,182	3,054	2,987	1,997	2,588
Total assets	985,034	830,308	892,320	754,187	678,608	603,801	645,474
Reserves for loss and loss adjustment expenses	520,843	469,894	484,485	432,880	377,559	346,542	383,032
Unearned premiums	151,403	138,623	124,524	111,741	103,462	87,319	92,047
Insurance-related assessments	39,647	33,847	35,135	29,876	26,133	23,743	25,964
Debt	36,090	36,090	36,090	36,090	16,310	8,000	9,000
Redeemable preferred stock(10)	50,000	136,292	50,000	131,916	126,424	121,300	116,520
Shareholders’ equity (deficit)(11)	121,666	(46,969)	97,346	(42,862)	(20,652)	(25,100)	(10,980)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Includes (a) a pre-tax loss of $13.2 million in connection with a commutation agreement with Converium Reinsurance (North America), one of our reinsurers, pursuant to which Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium and (b) an $8.7 million pre-tax increase in our reserves for loss and loss adjustment expenses related to prior accident years.

(3)	Under the terms of our articles of incorporation, holders of our Series C and Series D convertible preferred stock are no longer entitled to receive pay-in-kind dividends as a result of the redemption and exchange of all of our outstanding shares of Series A preferred stock in connection with the initial public offering of our common stock in November 2005.

(4)	Reflects the participation rights of the Series C and Series D convertible preferred stock. See Note 15 to our audited financial statements.

(5)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(6)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(7)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(8)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(9)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(10)	Includes our Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside our control. For periods presented prior to November 2005, also includes our Series A preferred stock, which was mandatorily redeemable upon the occurrence of certain events that were deemed to be outside our control. In connection with the initial public offering of our common stock in November 2005, all outstanding shares of our Series A preferred stock were redeemed and exchanged for shares of our common stock.

(11)	In 1997, we entered into a recapitalization transaction with Welsh Carson, our principal shareholder, that resulted in a $164.2 million charge to retained earnings. For periods presented prior to November 2005, shareholders’ equity (deficit) included our Series E preferred stock. In connection with the initial public offering of our common stock in November 2005, all outstanding shares of our Series E preferred stock were redeemed for cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the caption “Risk Factors.” These factors could cause our actual results in 2006 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”

Overview

AMERISAFE is a holding company that markets and underwrites workers’ compensation insurance through its subsidiaries. Workers’ compensation insurance covers statutorily prescribed benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our business strategy is focused on providing this coverage to small to mid-sized employers engaged in hazardous industries, principally construction, trucking and logging. Employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Hazardous industry employers also tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We provide proactive safety reviews of employers’ workplaces. These safety reviews are a vital component of our underwriting process and also promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.

We market our insurance in 26 states and the District of Columbia through independent agencies, as well as through our wholly owned insurance agency subsidiary. We are also licensed in an additional 19 states and the U.S. Virgin Islands.

One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing net income by the average of shareholders’ equity plus redeemable preferred stock. Our return on average equity was 5.0% in 2005, 10.8% in 2004 and 8.5% in 2003. Our return on average equity was 19.8% and 19.5% for the three months and nine months ended September 30, 2006, respectively. Based upon results for the nine months ended September 30, 2006, we presently expect gross premiums written for 2006 near the upper end of the range from our earlier guidance of between $317 and $325 million. Absent any extraordinary loss occurrence or occurrences in the remainder of 2006, we presently expect, for the full year 2006, a combined ratio of 95% or better and a return on average equity, including net gains on investments, of 19% or better. Our overall financial objective is to produce a return on equity of at least 15% over the long term. We target producing a combined ratio of 96% or lower while maintaining optimal operating leverage in our insurance subsidiaries that is commensurate with our A.M. Best rating objective. Our combined ratio was 93.6% for the three months ended September 30, 2006, 94.6% for the nine months ended September 30, 2006, 104.2% in 2005, 99.5% in 2004 and 99.6% in 2003.

Investment income is an important part of our business. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in many other lines of business. From December 31, 2001 to September 30, 2006, our investment portfolio, including cash and cash equivalents, increased from $192.6 million to $639.6 million and produced net investment income of $6.3 million in the three months ended September 30, 2006, $18.1 million in the nine months ended September 30, 2006,

$16.9 million in 2005, $12.2 million in 2004 and $10.1 million in 2003. In the third quarter of 2005, we received a $61.3 million payment from one of our reinsurers pursuant to a commutation agreement. In the fourth quarter of 2005 we completed our initial public offering, and we retained approximately $53.0 million of the net proceeds from the offering. Of the net proceeds we retained, we contributed $45.0 million to our insurance subsidiaries. The remaining $8.0 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to supplement our anticipated growth and for general corporate purposes.

The use of reinsurance is an important component of our business strategy. We purchase reinsurance to protect us from the impact of large losses. Our reinsurance program for 2006 includes eleven reinsurers that provide coverage to us in excess of a certain specified loss amount, or retention level. Under our reinsurance program, we pay our reinsurers a percentage of our gross premiums earned and, in turn, the reinsurers assume an allocated portion of losses for the accident year. Our 2006 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to $10.0 million, subject to applicable deductibles, retentions and aggregate limits. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $10.8 million for losses between $1.0 million and $2.0 million before our reinsurers are obligated to reimburse us. After the deductible is satisfied, we retain 25.0% of each loss between $1.0 million and $2.0 million. The aggregate limit for all claims for losses between $1.0 million and $2.0 million is approximately $5.4 million. We are subject to an annual aggregate deductible of approximately $7.3 million for losses between $2.0 million and $5.0 million before our reinsurers are obligated to reimburse us. The aggregate limit for all claims for losses between $2.0 million and $5.0 million is approximately $39.0 million. See “Business—Reinsurance.” As losses are incurred and recorded, we record amounts recoverable from reinsurers for the portion of the losses ceded to our reinsurers.

With limited exceptions, we historically have retained a significant amount of losses under our reinsurance programs. From 1998 through 2000, we substantially lowered our retention to approximately $18,000 per loss occurrence, which means that we ceded a greater portion of our premiums to our reinsurers. The effect of these lower retention levels was a significant increase in the amount of estimated losses assumed by our reinsurers. In addition, our amounts recoverable from reinsurers increased, reaching a high of $360.9 million at April 30, 2001. In 2001 and 2002, we increased our retention level to $500,000. In 2003, we increased our retention to $500,000 plus 20% of each loss occurrence between $500,000 and $5.0 million. In 2004, we further increased our retention level to $1.0 million. In addition, for losses between $1.0 million and $2.0 million, we had an annual aggregate deductible of approximately $300,000 and, after we satisfied the deductible, retained 10% of each loss occurrence. For losses between $2.0 million and $5.0 million, we had an annual aggregate deductible of approximately $1.3 million and, after we satisfied the deductible, retained 20% of each loss occurrence. In 2005, we continued to retain the first $1.0 million of each loss occurrence. However, for losses between $1.0 million and $5.0 million, we increased our annual aggregate deductible to approximately $5.6 million and, after we satisfied the deductible, retained 10% of each loss occurrence. As described below under “—Liquidity and Capital Resources,” effective as of June 30, 2005, we entered into a commutation agreement with one of our reinsurers. Pursuant to this agreement, we released this reinsurer from all liabilities to us under certain reinsurance agreements in exchange for a cash payment of $61.3 million. As a result of increases in our retention levels, the commutation agreement and collections from our reinsurers in the normal course of business, our amounts recoverable from reinsurers have decreased from $199.0 million at December 31, 2004 to $122.8 million at September 30, 2006.

Our most significant balance sheet liability is our reserve for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, length of time to achieve ultimate settlement of claims, inflation of medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings. We increased our estimates for prior year loss reserves by $8.7 million in 2005, $13.4 million in 2004 and $2.3 million in 2003. We also recorded a $13.2 million loss in connection with our commutation with Converium in 2005. These increased estimates and the commutation decreased our net income approximately $14.2 million in 2005, $8.7 million in 2004 and $1.5 million in 2003. We have not increased our estimates for prior year loss reserves during the last five consecutive quarters.

The workers’ compensation insurance industry is cyclical in nature and influenced by many factors, including price competition, medical cost increases, natural and man-made disasters, changes in interest rates, changes in state laws and regulations and general economic conditions. A hard market cycle in our industry is characterized by decreased competition that results in higher premium rates, more restrictive policy coverage terms and lower commissions paid to agencies. In contrast, a soft market cycle is characterized by increased competition that results in lower premium rates, expanded policy coverage terms and higher commissions paid to agencies. We believe that the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment. Our strategy across market cycles is to maintain premium rates, deploy capital judiciously, manage our expenses and focus on underserved markets within our target industries that we believe will provide opportunities for greater returns.

Principal Revenue and Expense Items

Our revenues consist primarily of the following:

Net Premiums Earned. Net premiums earned is the earned portion of our net premiums written. Net premiums written is equal to gross premiums written less premiums ceded to reinsurers. Gross premiums written includes the estimated annual premiums from each insurance policy we write in our voluntary and assigned risk businesses during a reporting period based on the policy effective date or the date the policy is bound, whichever is later, as well as premiums from mandatory pooling arrangements.

Premiums are earned on a daily pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2005 for an employer with constant payroll during the term of the policy, we would earn half of the premiums in 2005 and the other half in 2006.

Net Investment Income and Net Realized Gains and Losses on Investments. We invest our statutory surplus funds and the funds supporting our insurance liabilities in fixed maturity and equity securities. In addition, a portion of these funds are held in cash and cash equivalents to pay current claims. Our net investment income includes interest and dividends earned on our invested assets. We assess the performance of our investment portfolio using a standard tax equivalent yield metric. Investment income that is tax-exempt is grossed up by our marginal federal tax rate of 35% to express yield on tax-exempt securities on the same basis as taxable securities. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of an other-than-temporary impairment. We classify all of our fixed maturity securities, other than redeemable preferred stock, as held-to-maturity, and all of our equity securities and redeemable preferred stock as available-for-sale. Net unrealized gains (losses) on our equity securities and redeemable preferred stock are reported separately within accumulated other comprehensive income on our balance sheet.

Fee and Other Income. We recognize commission income earned on policies issued by other carriers that are sold by our wholly owned insurance agency subsidiary as the related services are performed. We also recognize a small portion of interest income from mandatory pooling arrangements in which we participate.

Our expenses consist primarily of the following:

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred represents our largest expense item and, for any given reporting period, includes estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious claims to take several years to settle and we revise our estimates as we receive additional information about the condition of injured employees. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.

Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs are those expenses that we incur to underwrite and maintain the insurance policies we issue. These expenses include state and local premium taxes and fees and other operating costs, offset by commissions we receive from reinsurers under our reinsurance treaty program. We pay state and local taxes, licenses and fees, assessments and contributions to state workers’ compensation security funds based on premiums. In addition, other operating costs include general and administrative expenses, excluding commissions and salaries and benefits, incurred at both the insurance company and corporate levels.

Commissions. We pay commissions to our subsidiary insurance agency and to the independent agencies that sell our insurance based on premiums collected from policyholders.

Salaries and Benefits. We pay salaries and provide benefits to our employees.

Policyholder Dividends. In limited circumstances, we pay dividends to policyholders in particular states as an underwriting incentive.

Interest Expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rate.

Income Tax Expense. We incur federal, state and local income tax expense.

Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be very important to the presentation of our financial results because they require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex and, consequently, actual results in future periods might differ from these estimates.

Management believes that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from reinsurers, assessments, deferred policy acquisition costs, deferred income taxes and the impairment of investment securities.

The following is a description of our critical accounting policies.

Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses.

In establishing these estimates, we make various assumptions regarding a number of factors, including frequency and severity of claims, length of time to achieve ultimate settlement of claims, projected inflation of medical costs and wages, insurance policy coverage interpretations and judicial determinations. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may be different from our original estimates. On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s results. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Additional information regarding our reserves for loss and loss adjustment expenses can be found in “Business—Loss Reserves.”

Amounts Recoverable from Reinsurers. Amounts recoverable from reinsurers represent the portion of our paid and unpaid loss and loss adjustment expenses that are assumed by reinsurers. These amounts are separately reported on our balance sheet as assets and do not reduce our reserves for loss and loss adjustment expenses because reinsurance does not relieve us of liability to our policyholders. We are required to pay claims even if a reinsurer fails to pay us under the terms of a reinsurance contract. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, as well as the terms and conditions of our reinsurance contracts, which could be subject to interpretation. In addition, we bear credit risk with respect to our reinsurers, which can be significant because some of the unpaid loss and loss adjustment expenses for which we have reinsurance coverage remain outstanding for extended periods of time.

Assessments. We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are generally paid one year after the calendar year in which the policies are written. Assessments based on losses are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance oversight agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.

Deferred Policy Acquisition Costs. We defer commission expenses, premium taxes and certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. In calculating deferred policy acquisition costs, these costs are limited to their estimated realizable value, which gives effect to the premiums to be earned, anticipated losses and settlement expenses and certain other costs we expect to incur as the premiums are earned, less related net investment income. Judgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums. If the unearned premiums were less than our expected claims and expenses after considering investment income, we would reduce the deferred costs.

Deferred Income Taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change.

In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

Impairment of Investment Securities. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of these factors include:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Share-Based Compensation. As of January 1, 2005 we adopted Statement of Financial Accounting Standards (SFAS) No. 123(R)—Share-Based Payment. In accordance with SFAS No. 123(R) we are using the “modified prospective” method to record prospectively compensation costs for new and modified stock option awards over the applicable vesting periods.

Results of Operations

The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations.

	Three Months Ended		Nine Months Ended		Year Ended
	September 30,		September 30,		December 31,
	2006	2005	2006	2005	2005	2004	2003
	(Unaudited)		(Unaudited)
	(In thousands)

Income Statement Data
Gross premiums written	$82,951	$70,658	$255,920	$231,182	$290,891	$264,962	$223,590
Ceded premiums written	(4,894)	(5,233)	(14,069)	(14,930)	(21,541)	(21,951)	(27,600)

Net premiums written	$78,057	$65,425	$241,851	$216,252	$269,350	$243,011	$195,990

Net premiums earned	$74,991	$64,338	$214,972	$189,370	$256,568	$234,733	$179,847
Net investment income	6,316	4,335	18,132	11,985	16,882	12,217	10,106
Net realized gains on investments	346	563	2,581	1,337	2,272	1,421	316
Fee and other income	195	120	550	426	561	589	462

Total revenues	81,848	69,356	236,235	203,118	276,283	248,960	190,731

Loss and loss adjustment expenses incurred	51,743	45,189	149,989	155,625 (2)	204,056 (2)	174,186	129,250
Underwriting and certain other operating costs(1)	9,089	8,881	26,524	23,578	33,008	28,987	23,062
Commissions	4,925	4,047	13,811	11,869	16,226	14,160	11,003
Salaries and benefits	4,195	3,920	12,404	10,968	14,150	15,034	15,037
Interest expense	923	735	2,579	2,061	2,844	1,799	203
Policyholder dividends	216	65	563	451	4	1,108	736

Total expenses	71,091	62,837	205,870	204,552	270,288	235,274	179,291

Income (loss) before taxes	10,757	6,519	30,365	(1,434)	5,995	13,686	11,440
Income tax expense (benefit)	2,492	1,709	7,046	(1,960)	65	3,129	2,846

Net income	$8,265	$4,810	$23,319	$526	$5,930	$10,557	$8,594

Selected Insurance Ratios
Current accident year loss ratio(3)	69.0%	70.2%	69.8%	70.6%	71.0%	68.5%	70.6%
Prior accident year loss ratio(4)	0.0%	0.0%	0.0%	11.6%	8.5%	5.7%	1.3%

Net loss ratio	69.0%	70.2%	69.8%	82.2%	79.5%	74.2%	71.9%

Net underwriting expense ratio(5)	24.3%	26.2%	24.5%	24.5%	24.7%	24.8%	27.3%
Net dividend ratio(6)	0.3%	0.1%	0.3%	0.2%	0.0%	0.5%	0.4%
Net combined ratio(7)	93.6%	96.5%	94.6%	106.9%	104.2%	99.5%	99.6%

	September 30,		December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(In thousands)

Balance Sheet Data
Cash and cash equivalents	$61,778	$28,843	$49,286	$25,421	$49,815
Investments	577,775	469,316	533,618	364,868	257,729
Amounts recoverable from reinsurers	122,792	122,774	122,562	198,977	211,774
Premiums receivable, net	145,621	140,061	123,934	114,141	108,380
Deferred income taxes	26,689	23,232	22,413	15,624	12,713
Deferred policy acquisition costs	19,785	18,189	16,973	12,044	11,820
Deferred charges	4,003	3,601	3,182	3,054	2,987
Total assets	985,034	830,308	892,320	754,187	678,608
Reserves for loss and loss adjustment expenses	520,843	469,894	484,485	432,880	377,559
Unearned premiums	151,403	138,623	124,524	111,741	103,462
Insurance-related assessments	39,647	33,847	35,135	29,876	26,133
Debt	36,090	36,090	36,090	36,090	16,310
Redeemable preferred stock(8)	50,000	136,292	50,000	131,916	126,424
Shareholders’ equity (deficit)(9)	121,666	(46,969)	97,346	(42,862)	(20,652)

(1)	Includes policy acquisition expenses, such as assessments, premium taxes and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2)	Includes (a) a pre-tax loss of $13.2 million in connection with a commutation agreement with Converium Reinsurance (North America), one of our reinsurers, pursuant to which Converium paid us $61.3 million in exchange for a termination and release of three of our five reinsurance agreements with Converium and (b) an $8.7 million pre-tax increase in our reserves for loss and loss adjustment expenses related to prior accident years.

(3)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year’s net premiums earned.

(4)	The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year’s net premiums earned.

(5)	The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year’s net premiums earned.

(6)	The net dividend ratio is calculated by dividing policyholder dividends by the current year’s net premiums earned.

(7)	The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(8)	Includes our Series C and Series D convertible preferred stock, each of which is mandatorily redeemable upon the occurrence of certain events that are deemed to be outside our control. For periods presented prior to November 2005, also includes our Series A preferred stock, which was mandatorily redeemable upon the occurrence of certain events that were deemed to be outside our control. In connection with the initial public offering of our common stock in November 2005, all outstanding shares of our Series A preferred stock were redeemed and exchanged for shares of our common stock.

(9)	In 1997, we entered into a recapitalization transaction with Welsh Carson, our principal shareholder, that resulted in a $164.2 million charge to retained earnings. For periods presented prior to November 2005, shareholders’ equity (deficit) included our Series E preferred stock. In connection with the initial public offering of our common stock in November 2005, all outstanding shares of our Series E preferred stock were redeemed for cash.

Overview of Operating Results

  Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Gross Premiums Written. Gross premiums written for the three months ended September 30, 2006 were $83.0 million, compared to $70.7 million for the same period in 2005, an increase of 17.4%. The increase was attributable to a $6.5 million increase in annual premiums on voluntary policies written during the period and a $7.1 million increase in premiums resulting from payroll audits and related premium adjustments. These increases were offset by an $826,000 decrease in direct assigned risk premiums and a $535,000 decrease in assumed premiums from mandatory pooling arrangements.

Net Premiums Written. Net premiums written for the three months ended September 30, 2006 were $78.1 million, compared to $65.4 million for the same period in 2005, an increase of 19.3%. The increase was attributable to the growth in gross premiums written and a $339,000 decrease in premiums ceded to reinsurers for the third quarter of 2006, as compared to the prior-year period. As a percentage of gross premiums written, ceded premiums were 5.9% for the third quarter of 2006, compared to 7.4% for the third quarter of 2005.

Net Premiums Earned. Net premiums earned for the three months ended September 30, 2006 were $75.0 million, compared to $64.3 million for the same period in 2005, an increase of 16.6%. The increase was attributable primarily to growth in net premiums written in the previous four quarters.

Net Investment Income. Net investment income for the third quarter of 2006 was $6.3 million, compared to $4.3 million for the same period in 2005, an increase of 45.7%. The change was attributable to a 36.2% increase in our investment portfolio, including cash and cash equivalents, from an average of $461.2 million in the third quarter of 2005 to an average of $628.2 million for the same period of 2006. Also contributing to this growth was an increase in the pre-tax investment yield on our investment portfolio from 3.8% per annum for the three months ended September 30, 2005, to 4.0% per annum for the three months ended September 30, 2006.

Net Realized Gains on Investments. Net realized gains on investments for the three months ended September 30, 2006 totaled $346,000, compared to $563,000 for the same period in 2005. The decrease was attributable to the recognition of $1.3 million of unrealized losses on equity securities in our investment portfolio pursuant to a strategic assessment of our investment guidelines as discussed below under “—Investment Portfolio.”

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses (LAE) incurred totaled $51.7 million for the three months ended September 30, 2006, compared to $45.2 million for the same period in 2005, an increase of $6.6 million, or 14.5%. The increase resulted from increased net premiums earned in the third quarter of 2006 as compared to the same period in 2005. We experienced no adverse prior accident year development in either third quarter of 2006 or third quarter of 2005.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for the third quarter of 2006 were $18.2 million, compared to $16.8 million for the same period in 2005, an increase of 8.1%. This increase was partially due to an $883,000 increase in premium-based assessments; an $878,000 increase in commissions attributable to the increase in gross premiums written; and a $275,000 increase in salary and benefits resulting partially from a $193,000 increase in salary expense attributable to share-based compensation. Offsetting these increases was a decrease of $1.4 million in loss-based assessments. This decrease was related to assessments accrued in the third quarter of 2005 for the State of South Carolina.

Interest Expense. Interest expense for the third quarter of 2006 was $923,000, compared to $735,000 for the comparable period of 2005. Our weighted average borrowings for both periods were $36.1 million. The weighted average interest rate increased to 9.4% per annum for the third quarter of 2006 from 7.6% per annum for the third quarter of 2005.

Income Tax Expense. Income tax expense for the three months ended September 30, 2006 was $2.5 million, compared to $1.7 million for the same period in 2005. The increase in tax expense was attributable primarily to the increase in pre-tax income, from $6.5 million in the third quarter of 2005, to $10.8 million in the third quarter of 2006.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Gross Premiums Written. Gross premiums written for the nine months ended September 30, 2006 were $255.9 million, compared to $231.2 million for the same period in 2005, an increase of 10.7%. The increase was attributable primarily to a $20.2 million increase in annual premiums on voluntary policies written during the period and an $8.9 million increase in premiums resulting from payroll audits and related premium adjustments. These increases were offset by a $2.2 million decrease in assumed premiums from mandatory pooling arrangements and a $2.1 million decrease in direct assigned risk premiums.

Net Premiums Written. Net premiums written for the nine months ended September 30, 2006 were $241.9 million, compared to $216.3 million for the same period in 2005, an increase of 11.8%. The increase was attributable to the growth in gross premiums written and an $861,000 decrease in premiums ceded to reinsurers for the nine months ended September 30, 2006 compared to the same prior-year period. As a percentage of gross premiums written, ceded premiums were 5.5% for the nine months ended September 30, 2006 compared to 6.5% for same period in 2005.

Net Premiums Earned. Net premiums earned for the nine months ended September 30, 2006 were $215.0 million, compared to $189.4 million for the same period in 2005, an increase of 13.5%. The increase was attributable to growth in net premiums written over the previous four quarters.

Net Investment Income. Net investment income for the nine months ended September 30, 2006 was $18.1 million, compared to $12.0 million for the same period in 2005, an increase of 51.3%. The change was attributable to a 37.6% increase in our investment portfolio, including cash and cash equivalents, from an average of $444.2 million in the nine months ended September 30, 2005 to an average of $611.2 million for the same period of 2006. Also contributing to this growth was an increase in the pre-tax investment yield on our investment portfolio, from 3.6% per annum for the nine months ended September 30, 2005, to 4.0% per annum for the nine months ended September 30, 2006.

Net Realized Gains on Investments. Net realized gains on investments for the nine months ended September 30, 2006 totaled $2.6 million, compared to $1.3 million for the same period in 2005. The increase was attributable to the timing of the sale of equity securities offset by the recognition of $1.3 million of unrealized losses on equity securities in our investment portfolio pursuant to a strategic assessment of our investment guidelines as discussed below under “—Investment Portfolio.”

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses (LAE) incurred totaled $150.0 million for the nine months ended September 30, 2006, compared to $155.6 million for the same period in 2005, a decrease of $5.6 million, or 3.6%. The decrease was the result of $21.9 million in additional prior accident year reserves recorded in the second quarter of 2005, which amount included $13.2 million related to the commutation of certain reinsurance contracts. We experienced no adverse prior accident year development in the nine months ended September 30, 2006. The decrease in loss and LAE incurred resulting from additional prior accident year reserves recorded in 2005 was partially offset by an increase in loss and LAE incurred resulting from increased net premiums earned in the nine months ended September 30, 2006 as compared to the same period in 2005.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for the nine months ended September 30, 2006 were $52.7 million, compared to $46.4 million for the same period in 2005, an increase of 13.6%. This increase was partially due to a $1.9 million increase in commissions; a $1.4 million increase in salaries and benefits, which included a $651,000 increase in salary expense attributable to share-based compensation; a $1.4 million increase in premium-based assessments, which resulted from growth in our gross premiums earned in 2006; a $1.1 million increase in deferred policy acquisition costs; and a $969,000 increase in professional fees attributable to Sarbanes Oxley compliance and expenses associated with effecting a registered offering of our common stock on behalf of certain of our shareholders. Offsetting these increases was a $1.4 million increase in ceding commissions from reinsurers, which acts to reduce underwriting expenses.

Interest Expense. Interest expense for the nine months ended September 30, 2006 was $2.6 million, compared to $2.1 million for the comparable period of 2005. Our weighted average borrowings for both periods were $36.1 million. The weighted average interest rate increased to 8.7% per annum for the nine months ended September 30, 2006 from 7.0% per annum for the same period of 2005.

Income Tax Expense (Benefit). Income tax expense for the nine months ended September 30, 2006 was $7.0 million, compared to a tax benefit $2.0 million for the same period in 2005. The increase in tax expense was attributable to $30.4 million of pre-tax income for the nine months ended September 30, 2006, compared to a $1.4 million pre-tax loss for the same period in 2005. This increase was offset by a $571,000 decrease in a tax accrual related to the resolution of prior year taxes.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Gross Premiums Written. Gross premiums written in 2005 were $290.9 million, compared to $265.0 million in 2004, an increase of 9.8%. The increase was attributable primarily to a $16.8 million increase in annual premiums on policies written during the period, a $5.8 million increase in premiums resulting from payroll audits and related premium adjustments, and a $3.5 million increase in assigned risk premiums, offset by a decrease of $1.1 million in assumed premiums from mandatory pooling arrangements.

Net Premiums Written. Net premiums written in 2005 were $269.4 million, compared to $243.0 million in 2004, an increase of 10.8%. The increase was attributable to growth in gross premiums written and a small decrease in premiums ceded to reinsurers, $21.5 million in 2005 compared to $22.0 million in 2004. As a percentage of gross premiums written, ceded premiums were 7.4% in 2005 compared to 8.3% in 2004.

Net Premiums Earned. Net premiums earned in 2005 were $256.6 million, compared to $234.7 million in 2004, an increase of 9.3%. This increase was primarily the result of an increase in premiums written during 2004 compared to 2003, which resulted in higher premiums earned in 2005 compared to 2004.

Net Investment Income. Net investment income in 2005 was $16.9 million, compared to $12.2 million in 2004, an increase of 38.2%. The change was attributable to an increase in our investment portfolio, including cash and cash equivalents, from a monthly average of $350.9 million in 2004 to an average of $467.0 million in 2005, an increase of 33.0%.

Net Realized Gains on Investments. Net realized gains on investments in 2005 totaled $2.3 million, compared to $1.4 million in 2004. The increase was attributable to the timing of the sale of equity securities in accordance with our investment guidelines.

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred totaled $204.1 million in 2005, compared to $174.2 million in 2004, an increase of $29.9 million, or 17.2%. Increases in our reserves resulting from our commutation with one of our reinsurers and reserve strengthening for prior accident years accounted for $21.9 million, or 73.3%, of this increase. Our net loss ratio was 79.5% in 2005, compared to 74.2% in 2004.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits in 2005 were $63.4 million, compared to $58.2 million in 2004, an increase of 8.9%. This increase was primarily due to a $2.1 million increase in agent commissions, a $1.8 million increase in loss-based assessments and a $2.4 million decrease in ceding commissions. This increase was partially offset by an $884,000 decrease in salaries. In 2005, we transferred our employee agents from our insurance company subsidiary to our insurance agency subsidiary, which resulted in a change in their compensation expense from salary to commission expense. The increase in our loss-based assessments resulted primarily from state second injury funds. Ceding commissions, which are commissions we receive from reinsurers, reduce our total underwriting expenses. Ceding commissions decreased in 2005 compared to 2004 as a result of changes in our reinsurance program for that year.

Interest Expense. Interest expense in 2005 was $2.8 million, compared to $1.8 million in 2004. Our weighted average borrowings increased to $36.1 million in 2005 from $31.1 million in 2004. The increase in weighted average borrowings resulted from the issuance of $25.8 million of subordinated notes in April 2004, the proceeds of which were used to redeem outstanding shares of our Series E preferred stock. In addition, our weighted average interest rate increased to 7.3% per annum for 2005 from 4.9% per annum for 2004.

Income Tax Expense. Our income tax expense in 2005 was $65,000, compared to income tax expense of $3.1 million in 2004. The decrease in tax expense was attributable to lower net income and a 25.9% increase in tax-exempt interest from 2004 to 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross Premiums Written. Gross premiums written in 2004 were $265.0 million, compared to $223.6 million in 2003, an increase of 18.5%. The increase was attributable primarily to a $26.9 million increase in annual premiums on policies written during the period, a $10.6 million increase in premiums resulting from payroll audits and related premium adjustments and a $3.5 million increase in assumed premiums from mandatory pooling arrangements.

Net Premiums Written. Net premiums written in 2004 were $243.0 million, compared to $196.0 million for the same period in 2003, an increase of 24.0%. The increase was attributable to growth in gross premiums written and a decrease in premiums ceded to reinsurers from $27.6 million in 2003 to $22.0 million in 2004 resulting from increased retention levels under our reinsurance treaty program in 2004 as compared to 2003. As a percentage of gross premiums written, ceded premiums were 8.3% in 2004 compared to 12.3% in 2003.

Net Premiums Earned. Net premiums earned in 2004 were $234.7 million, compared to $179.8 million for the same period in 2003, an increase of 30.5%. The increase was attributable to the growth in net premiums written and an increase in the amount of premiums written in the first half of 2004 as compared to the first half of 2003.

Net Investment Income. Net investment income in 2004 was $12.2 million, compared to $10.1 million in 2003, an increase of 20.9%. The increase was attributable to the growth in our investment portfolio from an average of $278.8 million in 2003 to an average of $348.9 million in 2004, an increase of 25.2%. The growth in our investment portfolio resulted primarily from our cash flows from operations, which totaled $91.9 million in 2004.

Net Realized Gains on Investments. Net realized gains on investments in 2004 totaled $1.4 million, compared to $316,000 in 2003. The increase was due to $1.2 million in gains from the sale of equity securities in our investment portfolio.

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred increased to $174.2 million in 2004 from $129.3 million in 2003, an increase of 34.8%. The increase resulted from a growth in net premiums earned of 30.5%, and an increase in loss and loss adjustment expenses incurred of $13.4 million for prior accident years. The increase for prior accident years related primarily to the 2002 accident year, which increased by $9.4 million. The unfavorable development in 2002 was the result of adverse development in certain existing claims and increased estimates in our reserves for that accident year. Our net loss ratio was 74.2% in 2004 compared to 71.9% in 2003.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits in 2004 were $58.2 million, compared to $49.1 million for the same period in 2003, an increase of 18.5%. The increase was primarily attributable to a $3.1 million increase in agent commissions, a $1.9 million increase in premium-based assessments and premium taxes and a $1.1 million increase in mandatory pooling arrangement fees. In addition, there was a decrease in commissions received from our reinsurers related to premiums ceded, which commissions are netted against our underwriting and certain other operating costs, from $7.3 million in 2003 to $4.8 million in 2004. Commissions increased 28.7% from 2003 to 2004 corresponding with our premium growth. Salaries and benefits remained flat during this period. Our underwriting expense ratio decreased from 27.3% in 2003 to 24.8% in 2004.

Interest Expense. Interest expense in 2004 was $1.8 million, compared to $203,000 in 2003. Our weighted average borrowings increased to $31.1 million in 2004 from $7.1 million in 2003 as a result of the issuance of $25.8 million of subordinated notes in April 2004, offset by the repayment of $6.0 million of a note payable. Our weighted average interest rate increased to 4.9% per annum in 2004 from 2.9% per annum in 2003 as a result of the higher weighted average interest rate on our subordinated notes as compared to our note payable.

Income Tax Expense. Income tax expense in 2004 was $3.1 million, compared to $2.8 million in 2003, an increase of 9.9%. As a percentage of pre-tax income, our effective income tax rate decreased from 24.9% in 2003 to 22.9% in 2004. The decrease in the effective rate resulted from a larger percentage of tax-exempt fixed maturity securities in our investment portfolio in 2004 and a positive adjustment to our prior year’s tax liability.

Liquidity and Capital Resources

Our principal sources of operating funds are premiums, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash in fixed maturity and equity securities. We presently expect that the $53.0 million of net proceeds we retained from our initial public offering, combined with projected cash flow from operations, will provide us sufficient liquidity to fund our anticipated growth, including payment of claims and operating expenses, payment of interest on our subordinated notes and other holding company expenses, for at least the next 18 months.

We forecast claim payments based on our historical trends. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short- and long-term basis. Cash payments, net of reinsurance, for claims were $113.4 million in the nine months ended September 30, 2006, $139.2 million in 2005, $113.9 million in 2004 and $99.2 million in 2003. In 2005, we also received $61.3 million in a commutation with one of our reinsurers, as described below. Since December 31, 2001, we have funded claim payments from cash flow from operations, principally premiums, net of amounts ceded to our reinsurers, and net investment income. We presently expect to maintain sufficient cash flow from operations to meet our anticipated claim obligations and operating and capital expenditure needs. Our investment portfolio, including cash and cash equivalents, has increased from $192.6 million at December 31, 2001 to $639.6 million at September 30, 2006. We do not presently anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Accordingly, we currently classify all fixed maturity securities, other than redeemable preferred stock, in the held-to-maturity category. Should circumstances arise that would require us to do so, we may incur losses on such sales, which would adversely affect our results of operations and could reduce investment income in future periods.

As discussed above under “—Overview,” we purchase reinsurance to protect us against severe claims and catastrophic events. Based on our estimates of future claims, we believe we are sufficiently capitalized to satisfy the deductibles, retentions and aggregate limits in our 2006 reinsurance program. We reevaluate our reinsurance program at least annually, taking into consideration a number of factors, including cost of reinsurance, our liquidity requirements, operating leverage and coverage terms.

Even if we maintain our existing retention levels, if the cost of reinsurance increases, our cash flow from operations would decrease as we would cede a greater portion of our written premiums to our reinsurers. Conversely, our cash flow from operations would increase if the cost of reinsurance declined relative to our retention.

Net cash provided by operating activities was $56.5 million for the nine months ended September 30, 2006, which represented a $54.9 million decrease in cash provided by operating activities from the $111.4 million in net cash provided by operating activities for the nine months ended September 30, 2005. Premiums collected for the nine months ended September 30, 2006 increased $31.1 million compared to the same period in 2005 and claim payments decreased by $1.8 million. This increase was offset by an $11.9 million reduction in recoveries from reinsurers, a $13.0 million increase in federal income taxes paid, and a $3.7 million increase in expense disbursements. In addition, we received $61.3 million for the commutation of certain reinsurance contracts in the third quarter of 2005.

Under the terms of the registration rights agreement, we are obligated to pay the expenses associated with this offering, other than underwriting discounts and commissions. We presently expect to incur pre-tax expenses of approximately $1.1 million in connection with this offering, of which $303,000 was expensed in the third quarter of 2006.

Net cash provided by operating activities was $142.0 million in 2005, as compared to $91.9 million in 2004 and $50.4 million in 2003. Major components of cash provided by operating activities in 2005 were net premiums collected of $260.1 million and amounts recovered from reinsurers of $85.0 million, offset by claim payments of $161.7 million and operating expenditures of $41.4 million. Major components of cash provided by operating activities in 2004 were net premiums collected of $237.8 million and amounts recovered from reinsurers of $54.1 million, offset by claim payments of $160.6 million and operating expenditures of $39.4 million. Major components of cash provided by operating activities in 2003 were net premiums collected of $183.2 million and amounts recovered from reinsurers of $61.0 million, offset by claim payments of $159.6 million and operating expenditures of $34.2 million.

Net cash used in investing activities was $44.0 million for the nine months ended September 30, 2006, compared to $106.0 million for the same period in 2005. The decrease was attributable to the $61.3 million received in the third quarter of 2005 related to the commutation of certain reinsurance contracts.

Net cash used by investing activities was $171.3 million in 2005, as compared to $109.0 million in 2004 and $53.6 million in 2003. In 2005, major components of net cash used by investing activities included investment purchases of $296.2 million and purchases of furniture, fixtures and equipment of $1.4 million, offset by proceeds from sales and maturities of investments of $126.3 million. In 2004, major components of net cash used by investing activities included investment purchases of $145.3 million and net purchases of furniture, fixtures and equipment of $2.8 million, offset by proceeds from sales and maturities of investments of $36.7 million and proceeds of $2.4 million from repayment of a loan. In 2003, major components of net cash used by investing activities included investment purchases of $90.7 million and net purchases of furniture, fixtures and equipment of $600,000, offset by proceeds from sales and maturities of investments of $37.6 million.

Net cash provided by financing activities was $3,000 for the nine months ended September 30, 2006, compared to $2.0 million used in financing activities for the same period in 2005. For the nine months ended September 30, 2005, the Company incurred $2.0 million of costs associated with its initial public offering.

Net cash provided by financing activities was $53.1 million in 2005, as compared to $7.4 million of net cash used in 2004. Major components of cash provided by financing were in 2005 included gross proceeds of $72.0 million from the initial public offering, offset by $8.8 million of underwriting discounts and other costs related to the initial public offering and $10.2 million to redeem shares of Series A and Series E preferred stock. In 2004, major components of net cash used in financing activities included the redemption of $27.2 million of Series E preferred stock and the repayment of the remaining $6.0 million of a note payable, offset by proceeds of $25.8 million from the issuance of subordinated notes pursuant to a trust preferred securities transaction. Net cash provided by financing activities was $8.3 million in 2003. AMERISAFE entered into a trust preferred securities transaction in 2003 pursuant to which it issued $10.3 million of subordinated notes. The proceeds from this issuance were offset by the repayment of $2.0 million under a bank line of credit.

Interest on the outstanding subordinated notes accrues at a floating rate equal to the three-month LIBOR plus a marginal rate. Our $10.3 million issuance of subordinated notes due 2034 has a marginal rate of 4.1%, and, as of September 30, 2006, had an effective rate of 9.6%. These notes are prepayable at par beginning in January 2009. Our $25.8 million issuance of subordinated notes due 2034 has a marginal rate of 3.8% and, as of September 30, 2006, had an effective rate of 9.2%. These notes are prepayable at par beginning in April 2009.

During 2004, Converium Reinsurance (North America), one of our reinsurers, reported a significant loss, resulting in a downgrade in its A.M. Best rating. Although Converium continued to reimburse us under the terms of our reinsurance agreements, we initiated discussions with Converium to seek to reduce the credit risk associated with the amounts due to us. Effective June 30, 2005, we entered into a commutation agreement with Converium. In the third quarter of 2005, Converium paid us $61.3 million pursuant to this agreement in exchange for a termination and full release of three of our five reinsurance agreements with Converium. Under the commutation agreement, all liabilities reinsured with Converium under these three reinsurance agreements have reverted back to us. We recorded a pre-tax loss of $13.2 million related to this commutation agreement. Converium remains obligated to us under the remaining two agreements. At September 30, 2006, the amounts recoverable from Converium under the remaining two reinsurance agreements totaled $7.1 million. The $61.3 million we received in connection with the commutation with Converium was contributed to our investment portfolio.

AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate, Silver Oak Casualty and American Interstate of Texas. AMERISAFE’s primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to fund its operations depends upon the surplus and earnings of its subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. See “Business—Regulation—Dividend Limitations.” Based on reported capital and surplus at December 31, 2005, American Interstate is permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2006 in an amount up to $3.9 million without approval by the Louisiana Department of Insurance.

Investment Portfolio

The first priority of our investment strategy is capital preservation, with a secondary focus on maximizing an appropriate risk adjusted return. We presently expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs, with excess funds invested in accordance with our investment guidelines. Our investment portfolio is managed by an independent asset manager that operates under investment guidelines approved by our board of directors. We allocate our portfolio into three categories; cash and cash equivalents, fixed maturity securities and equity securities. Cash and cash equivalents include cash on deposit, commercial paper, short-term municipal securities, pooled short-term money market funds and certificates of deposit. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of states and their subdivisions, long-term certificates of deposit, U.S. dollar-denominated obligations of U.S. corporations, mortgage-backed securities, mortgages guaranteed by the Federal National Mortgage Association and the Government National Mortgage Association, asset-backed securities and preferred stocks that are mandatorily redeemable or are redeemable at the option of the holder. Our equity securities include U.S. dollar-denominated common stocks of U.S. corporations, master limited partnerships and nonredeemable preferred stock.

Under Louisiana and Texas law, as applicable, each of American Interstate, Silver Oak Casualty and American Interstate of Texas is required to invest only in securities that are either interest-bearing or eligible for dividends, and must limit its investment in the securities of any single issuer to five percent of the insurance company’s assets. As of September 30, 2006, we were in compliance with these requirements.

We employ diversification policies and balance investment credit risk and related underwriting risks to minimize our total potential exposure to any one business sector or security. Our investment portfolio, including cash and cash equivalents, had a carrying value of $639.6 million as of September 30, 2006, and is summarized in the table below by type of investment.

		Percentage
	Carrying Value	of Portfolio
	(In thousands)

Fixed maturity securities:
State and political subdivisions	$299,278	46.8%
Mortgage-backed securities	117,062	18.3%
U.S. Treasury securities and obligations of U.S. Government agencies	79,162	12.4%
Corporate bonds	22,700	3.5%
Asset-backed securities	5,884	0.9%
Redeemable preferred stocks	633	0.1%

Total fixed maturity securities	524,719	82.0%

Equity securities:
Common stocks	49,377	7.7%
Nonredeemable preferred stocks	3,679	0.6%

Total equity securities	53,056	8.3%

Cash and cash equivalents	61,778	9.7%

Total investments, including cash and cash equivalents	$639,553	100.0%

We regularly evaluate our investment portfolio to identify other-than-temporary impairments in the fair values of the securities held in our investment portfolio. We consider various factors in determining whether a decline in the fair value of a security is other-than-temporary, including:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

The tax-equivalent investment yield on our investment portfolio was 5.4% per annum as of September 30, 2006.

In 2006, we began a strategic review of our investment management and related policies. As a result of this review, we have revised our investment guidelines. Under our revised guidelines, the market value of the equity securities in our investment portfolio will range from 20% and 30% of shareholders’ equity, plus redeemable preferred stock, at the end of the most recently completed fiscal year. Under our prior investment guidelines, the portion of our investment portfolio invested in equity securities was limited to 12% of the carrying value and 15% of the market value of the total portfolio. As a result of the changes in our investment guidelines, we expect to hold a smaller percentage of our investment portfolio in equity securities. In anticipation of the change in our investment guidelines, we sold all equity securities in our investment portfolio. These sales began in the third quarter and were completed in the fourth quarter of 2006. As a result of our intention to sell all our equity securities, we recognized $1.3 million of unrealized losses on equity securities held as of September 30, 2006. We will record a net realized gain in the fourth quarter of 2006 resulting from this sale of the remaining equity securities.

In connection with the review of our investment guidelines, we have retained Prudential Investment Management, Inc., a registered investment advisory firm and a wholly owned indirect subsidiary of Prudential Financial, Inc. to manage our portfolio of fixed maturity securities effective November 1, 2006.

As described above, we presently intend to reposition the equity portion of our investment portfolio to consist of a combination of exchange-traded index funds and an externally managed portfolio of individual equity securities. To achieve this repositioning, we have purchased approximately $21.0 million of value-oriented, equity index funds. Until such time as a new equity portfolio manager is appointed, we may purchase additional equity index funds to bring the percentage of our total portfolio invested in equity securities within our current investment guidelines.

Contractual Obligations and Commitments

We manage risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated life insurance companies. In the event these companies are unable to meet their obligations under these annuity contracts, we could be liable to the claimants, but our reinsurers remain obligated to indemnify us for all or part of these obligations in accordance with the terms of our reinsurance contracts. As of December 31, 2005, the present value of these annuities was $54.7 million, as estimated by our annuity providers. Each of the life insurance companies issuing these annuities, or the entity guaranteeing the life insurance company, has an A.M. Best rating of “A−” (Excellent) or better.

We lease equipment and office space under noncancelable operating leases. Future minimum lease payments at December 31, 2005, were as follows:

Future Minimum
Year	Lease Payments
(In thousands)

2006	$958
2007	677
2008	522
2009	463
2010	8

$2,628

Rental expense was approximately $924,000 in 2005, $956,000 in 2004 and $1.1 million in 2003.

The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2005.

	Payment Due By Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Subordinated notes(1)	$36,090	$0	$0	$0	$36,090
Loss and loss adjustment expenses(2)	484,485	121,121	123,059	62,983	177,322
Loss-based insurance assessments(3)	17,684	4,421	4,492	2,299	6,472
Capital lease obligations	1,162	567	595	0	0
Operating lease obligations	2,628	958	1,199	471	0
Purchase obligations	372	271	101	0	0

Total	$542,421	$127,338	$129,446	$65,753	$219,884

(1)	Amounts do not include interest payments associated with these obligations. Interest rates on our subordinated notes are variable and may change on a quarterly basis. See “—Liquidity and Capital Resources” for further discussion of our subordinated notes.

(2)	The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of December 31, 2005 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense process, see “Business—Loss Reserves.” Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Related to Our Business—Our loss reserves are based on estimates and may be inadequate to cover our actual losses” for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(3)	We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss- based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk and equity price risk. We currently have no exposure to foreign currency risk.

Credit Risk. Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our reinsurers. We address the credit risk related to the issuers of our fixed maturity securities by investing in fixed maturity securities that are rated “BBB” or higher by Standard & Poor’s. We also independently, and through our independent asset manager, monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ stringent diversification policies that limit the credit exposure to any single issuer or business sector.

We are subject to credit risk with respect to our reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims and we might not collect amounts recoverable from our reinsurers. We address this credit risk by initially selecting reinsurers with an A.M. Best rating of “A−” (Excellent) or better and by performing, along with our reinsurance broker, quarterly credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment including commutation, novation and letters of credit. See “—Liquidity and Capital Resources.”

Interest Rate Risk. We had fixed maturity securities with a fair value of $460.5 million and a carrying value of $467.3 million as of December 31, 2005 that are subject to interest rate risk. We are also subject to interest rate risk on our subordinated debt securities, which have quarterly adjustable interest rates based on

LIBOR plus a fixed margin. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed maturity securities and the cost to service our subordinated debt securities. We manage our exposure to interest rate risk through a disciplined asset and liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.

The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of December 31, 2005 to selected hypothetical changes in interest rates, and the associated impact on our shareholders’ deficit. We classify our fixed maturity securities, other than redeemable preferred stock, as held-to-maturity and carry them on our balance sheet at cost or amortized cost, as applicable. Our redeemable preferred stock is classified as available-for-sale and carried on our balance sheet at fair value. Temporary changes in the fair value of our fixed maturity securities that are held-to-maturity, such as those resulting from interest rate fluctuations, do not impact the carrying value of these securities and, therefore, do not affect our shareholders’ equity. However, temporary changes in the fair value of our fixed maturity securities that are held as available-for-sale do impact the carrying value of these securities and are reported in our shareholders’ equity as a component of other comprehensive income, net of deferred taxes. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed maturity securities and on our shareholders’ equity.

					Hypothetical
					Percentage
				Estimated	Increase
		Estimated		Change in	(Decrease) in
Hypothetical Change		Change in	Carrying	Carrying	Shareholders’
in Interest Rates	Fair Value	Fair Value	Value	Value	Deficit

200 basis point increase	$418,314	$(42,200)	$467,182	$(161)	(0.07)%
100 basis point increase	438,426	(22,088)	467,256	(87)	(0.04)%
No change	460,514	—	467,343	—	—
100 basis point decrease	484,897	24,383	467,583	240	0.11%
200 basis point decrease	511,965	51,451	467,711	368	0.16%

Equity Price Risk. Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio, which include common stocks, nonredeemable preferred stocks and master limited partnerships. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and an increase in our shareholders’ equity. As of December 31, 2005, the equity securities in our investment portfolio had a fair value of $66.3 million, representing 7.4% of our total assets on that date. In order to minimize our exposure to equity price risk, we invest primarily in mid-to-large capitalization issues and seek to diversify our equity holdings across several business sectors.

As described above in “—Investment Portfolio,” in the third quarter of 2006, we revised our investment guidelines related to equity securities. Under our revised guidelines, the market value of the equity securities in our investment portfolio will range from 20% and 30% of shareholders’ equity, plus redeemable preferred stock, at the end of the most recently completed fiscal year. Under our prior investment guidelines, the portion of our investment portfolio invested in equity securities was limited to 12% of the carrying value and 15% of the market value of the total portfolio. As a result of the changes in our investment guidelines, we expect to hold a smaller percentage of our investment portfolio in equity securities. In anticipation of the change in our investment guidelines, we sold all equity securities in our investment portfolio. These sales began in the third quarter and were completed in the fourth quarter of 2006.

As described above in “ — Investment Portfolio,” we have invested approximately $21.0 million in value-oriented, exchange-traded index funds. Until a new equity portfolio manager is appointed, we may invest additional funds in value-oriented, equity index funds to bring the portion of our total investment portfolio invested in equity securities within our current investment guidelines.

BUSINESS

Overview

We are a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking, logging, agriculture, oil and gas, maritime and sawmills. We have more than 20 years of experience underwriting the complex workers’ compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers’ compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers’ compensation insurance policies provide benefits to injured employees for, among other things, temporary or permanent disability, death and medical and hospital expenses. The benefits payable and the duration of those benefits are set by state or federal law. The benefits vary by jurisdiction, the nature and severity of the injury and the wages of the employee. The employer, who is the policyholder, pays the premiums for coverage.

Hazardous industry employers tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. Injuries that occur are often severe in nature including death, dismemberment, paraplegia and quadriplegia. As a result, employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. For example, our construction employers generally paid premium rates equal to $7.53 per $100 of payroll to obtain workers’ compensation coverage for all of their employees in 2005, including clerical employees for which the average rate was $0.39 per $100 of payroll.

We employ a proactive, disciplined approach in underwriting employers and providing comprehensive services intended to lessen the overall incidence and cost of workplace injuries. We provide safety services at employers’ workplaces as a vital component of our underwriting process and to promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns.

We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.

We completed our initial public offering in November 2005. In the offering, we issued 8,000,000 shares of common stock at $9.00 per share. Upon the completion of the offering, we issued an additional 9,120,948 shares of common stock in exchange for shares of our Series A preferred stock. Of the $63.2 million of net proceeds from this offering, we contributed $45.0 million to our insurance subsidiaries and used $10.2 million to redeem shares of our preferred stock. We expect to use the balance of the net proceeds to make additional capital contributions to our insurance subsidiaries as necessary to support our anticipated growth and for general corporate purposes.

AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. We began operations in 1986 by focusing on workers’ compensation insurance for logging contractors in the southeast United States. In 1994, we expanded our focus to include the other hazardous industries we serve today. Two of our three insurance subsidiaries, American Interstate Insurance Company and Silver Oak Casualty, are domiciled in Louisiana. Our other insurance subsidiary, American Interstate Insurance Company of Texas, is domiciled in Texas.

Competitive Advantages

We believe we have the following competitive advantages:

Focus on Hazardous Industries. We have extensive experience insuring employers engaged in hazardous industries and have a history of profitable underwriting in these industries. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business that we elected to quote for renewal was 90.6% in 2005, 93.0% in 2004 and 91.4% in 2003.

Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium size, type of operations, mobile workforce and extensive service needs. We provide enhanced customer services to our policyholders. For example, unlike many of our competitors, our premium payment plans enable our policyholders to better match their premium payments with their payroll costs. Our premium payment plans are not only attractive to our policyholders but also allow us to monitor the payroll patterns of our policyholders and identify any aberrations that may cause safety, underwriting or fraud concerns. In addition, we believe that because many of our policyholders are owner-operated small to mid-sized businesses with more limited resources, they rely on our services and expertise to assist them in improving workplace safety and managing workplace injuries when they occur.

Specialized Underwriting Expertise. Based on our 20-year underwriting history of insuring employers engaged in hazardous industries, we have developed industry specific risk analysis and rating tools to assist our underwriters in risk selection and pricing. For example, when underwriting a trucking employer, we use these tools to analyze numerous factors, including the age, condition and types of vehicles used, distances traveled, whether the trucks are used to transport truckload or less than truckload cargo, the nature of the cargo and whether trucking employees are required to load and unload cargo, tarp and secure their own loads and drive regular or irregular routes. These factors were developed based on our historical experience in writing workers’ compensation insurance policies for trucking employers. Our 18 underwriting professionals average approximately 12 years of experience underwriting workers’ compensation insurance, most of which has focused on hazardous industries. In addition, our underwriting professionals serve specific state markets, thereby gaining valuable knowledge and expertise in the statutory benefit schemes and market conditions of their assigned states. We are highly disciplined when quoting and binding new business. In 2005, we offered quotes on approximately one out of four applications submitted. We believe this disciplined underwriting approach provides us a competitive advantage in evaluating potential policyholders. We do not delegate underwriting authority to agencies that sell our insurance or to any other third party.

Comprehensive Safety Services. Most of our policyholders utilize mobile workforces, often located in rural areas, due to the nature of their business operations. We provide proactive safety reviews of employers’ worksites, which are often located in rural areas. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention and encourage the safest workplaces possible by deploying experienced field safety professionals, or FSPs, to our policyholders’ worksites. Our 52 FSPs have an average of approximately 14 years of workplace safety or related industry experience. In 2005, more than 91% of our new voluntary business policyholders were subject to pre-quotation safety inspections. We perform periodic on-site safety surveys on all of our voluntary business policyholders. We believe our proactive safety services are essential in achieving underwriting profitability in the industries we target.

Our safety services are valuable to our policyholders because we provide them with the opportunity to reduce their long-term cost of workers’ compensation insurance by enhancing workplace safety and reducing the incidence and cost of workplace injuries.

Proactive Claims Management. As of September 30, 2006, our employees managed more than 98% of our open claims in-house utilizing our intensive claims management practices that emphasize a personal approach and quality, cost-effective medical treatment. Our claims management staff includes 93 field case managers, or FCMs, who average approximately 17 years of experience in the workers’ compensation insurance industry. We currently average approximately 62 open indemnity claims per FCM, which we believe is significantly less than the industry average.

We seek to limit the number of claim disputes with injured employees by intervening early in the claims process. We encourage immediate notification of workplace injuries using our toll-free claims reporting system. When a severe injury occurs, the policyholder’s pre-designated FCM promptly visits the injured employee or the employee’s family members to discuss the benefits provided and treatment options. Our focus is to facilitate a favorable medical outcome for the injured employee to allow that employee to return to work as quickly as possible.

Guiding injured workers to appropriate medical providers is an important part of our approach to claims management. Because of our experience with similar injuries and our relationships with local medical providers, we can arrange for quality, cost-effective medical services to injured employees. We seek to select and develop relationships with medical providers in each of the regional and local markets in which our policyholders operate. We emphasize implementation of the most expeditious and cost-effective treatment programs for each employer rather than imposing a single standardized system on all employers and their employees. In order to support our personal claims approach, qualified staff nurses are available to our FCMs to assist in facilitating effective medical outcomes. In coordination with this process, we use a full complement of medical cost containment tools to ensure the optimum medical savings possible. These tools include peer review, utilization review, provider networks and quantity purchase discounting for durable medical supplies, pharmacy and diagnostic testing.

We believe our claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee’s return to work, lessen the likelihood of litigation and more rapidly close claims, all of which ultimately lead to lower overall costs. Only 8.5% and 19.0% of all claims reported for accident years 2004 and 2005, respectively, were open as of September 30, 2006.

Strong Distribution Network. We market our workers’ compensation insurance through more than 2,200 independent agencies and our wholly owned insurance agency subsidiary. We compensate these agencies by paying a commission based on the premium collected from the policyholder. As of September 30, 2006, independent agencies produced approximately 84% of our voluntary in-force premiums. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality applications from prospective policyholders that are reasonably likely to accept our quotes.

Customized Information Systems. We have developed customized information technology that we believe enables our FSPs, FCMs and field premium auditors to efficiently perform their duties. In addition, our business intelligence system enables all of our employees nationwide to seamlessly access, manage and analyze the data that underlies our business. We believe these technologies provide us with a significant advantage in the marketplace.

Experienced Management Team. Members of our senior management team have extensive insurance industry and related experience. The majority of this experience has been focused on workers’ compensation insurance exposures in construction, trucking, logging and other hazardous industries while employed with our company. We believe the experience, depth and continuity of our management will permit us to execute our business strategy and earn attractive returns on equity.

Strategy

We intend to leverage our competitive advantages to pursue profitable growth and favorable returns on equity using the following strategies:

Expand in our Existing Markets. Our market share in each of the nine states where we derived 5% or more of our gross premiums written in 2005 did not exceed 3% of the workers’ compensation market in that state, based on data received from NCCI. Competition in our target markets is fragmented by state and employer industry focus. We believe that our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.

Prudent and Opportunistic Geographic Expansion. We currently market our insurance in 26 states and the District of Columbia. At September 30, 2006, approximately 58.0% of our voluntary in-force premiums were generated in the nine states where we derived 5% or more of our gross premiums written in 2005. We are licensed in an additional 19 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.

Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers’ compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.

Leverage Existing Information Technology. We believe our customized information system, ICAMS, enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions. We also believe our infrastructure is scalable and will enable us to accommodate our anticipated premium growth at current staffing levels and at minimal cost, which should have a positive effect on our expense ratio over time as we grow our premium base.

Maintain Capital Strength. We completed our initial public offering in November 2005. Of the $53.0 million of net proceeds we retained from our initial public offering, we contributed $45.0 million to our insurance subsidiaries. The remaining $8.0 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to support our anticipated growth and for general corporate purposes. We plan to manage our capital to achieve our growth and profitability goals while maintaining a prudent operating leverage for our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, optimize our use of reinsurance and maximize an appropriate risk adjusted return on our growing investment portfolio. We presently expect that the net proceeds we retained from our initial public offering, combined with projected cash flow from operations, will provide us sufficient liquidity to fund our anticipated growth for at least the next 18 months.

Operating History

We commenced operations in 1986 to underwrite workers’ compensation insurance for employers engaged in the logging industry. Beginning in 1994, we expanded our customer base by insuring employers in other hazardous occupation industries. We believe we were able to operate profitably by applying disciplined underwriting criteria based on our experience insuring employers in these hazardous industries. Integral to our underwriting processes was the implementation of comprehensive safety reviews, active in-house claims management, mandatory premium audits and strong relationships with agents and employers.

Beginning in 1997 and into 2000, we employed a strategy to increase revenue through rapid geographic expansion and underwriting workers’ compensation insurance for employers engaged in non-hazardous industries, such as service and retail businesses. This strategy did not produce the results anticipated, and as a result our weighted average gross accident year loss ratio for the period 1997 through 2000 was 120.2%, as compared to 57.7% for the period 1994 through 1996.

In September 2000, we undertook several strategic initiatives to improve the profitability of our existing in-force book of business and new business. These initiatives included the following:

•	Renewed focus on core hazardous industries. We undertook action to non-renew policies with higher frequency, non-hazardous industries and refocused our efforts on employers engaged in the hazardous industries that we underwrite today. Our renewed focus on hazardous industries has contributed to sharply reducing claims frequency. In 2005, we had 7,073 claims reported compared to 28,509 claims in 2000, while gross earned premiums were $278.1 million in 2005 and $267.2 million in 2000.

•	Commenced re-underwriting our book of business. We commenced re-underwriting our core hazardous industry book of business to improve our risk selection and establish rates commensurate with the risks we were underwriting. Since January 1, 2000, we have made 68 filings with state regulatory agencies to increase our loss cost multipliers to maintain rates at profitable levels. As a result of these initiatives and our renewed focus on core hazardous industries, our average policy premium for voluntary workers’ compensation has increased from approximately $18,500 in 2000 to approximately $40,000 for the nine months ended September 30, 2006.

•	Reduced or ceased underwriting in certain states. We reduced or ceased underwriting in states where we lacked a sufficient level of premium production to effectively deploy our field resources or where we believed the rate environment did not adequately compensate us for the risks we were underwriting.

•	Increased pre-quotation safety inspection of employers on new business. As we expanded geographically and began underwriting policies for employers engaged in non-hazardous industries, the ability of our safety services personnel to review new and existing business became constrained. As a result, we had difficulty deploying our safety personnel to inspect employer worksites efficiently and began to outsource safety inspections. In conjunction with our refocus on core hazardous industries, we began mandating, with limited exceptions, a pre-quotation safety inspection of employers for new business that we utilize today. Our pre-quotation inspection rate of new voluntary policyholders increased from approximately 29% in 2000 to approximately 91% in 2005.

•	Took action to manage substantially all claims in-house. We made the strategic decision to take substantially all of our claims in-house and limit reliance on third-party administrators. We believe this action has reduced the number of open claims and improved our ability to close claims promptly and therefore reduce costs. At September 30, 2006, we managed 98% of claims in-house utilizing our intensive claims management practices as compared to 85% at December 31, 2000. We have also reduced the number of third-party administrators that we utilize to six at year-end 2005 from 44 at the end of 2000.

•	Implemented incentive program. Effective January 1, 2001, we implemented a new incentive program under which our underwriters and field safety professionals are compensated in part based on the achievement of certain loss ratio targets. We believe this program has contributed to our ability to maintain underwriting discipline.

We believe these actions have contributed to improved underwriting profitability as measured on an accident year basis. As shown in the table below, during the period 1996 through 2005, our weighted average accident year gross and net loss ratios were 92.9% and 69.7%, respectively. The weighted average accident year gross and net loss ratios for this same time period for the workers’ compensation insurance industry were 85.6% and 84.4%, respectively.

											Weighted
Accident Year Loss Ratio	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Average

Gross Basis:
AMERISAFE(1)	61.5%	84.0%	108.0%	146.2%	123.2%	96.3%	83.3%	69.5%	65.8%	72.6%	92.9%
Workers’ Compensation Industry(2)	76.9%	89.6%	101.9%	113.3%	109.5%	101.2%	81.2%	70.5%	69.6%	73.7%	85.6%
Net Basis:
AMERISAFE(1)	56.7%	76.1%	63.3%	67.1%	56.6%	70.5%	87.0%	72.3%	68.8%	71.3%	69.7%
Workers’ Compensation Industry(2)	78.1%	89.5%	99.2%	106.3%	102.9%	93.9%	81.4%	72.7%	71.0%	75.9%	84.4%

(1)	Cumulative development through December 31, 2005.

(2)	Source: A.M. Best, statutory basis.

Our accident year loss ratios on a gross and net basis for the nine months ended September 30, 2006 were 67.4% and 69.8%, respectively. The principal difference between our gross and net loss experience relates to the policy years 1998 through 2000, during which we were able to purchase reinsurance on favorable pricing and other terms.

We believe that the strategic actions taken since September 2000 to refocus our underwriting operations on core hazardous industries while developing further discipline in underwriting, safety services, claims management and premium audit has positioned us to achieve profitable underwriting results and favorable returns on equity.

Industry

Overview

Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Most employers satisfy this requirement by purchasing workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers’ compensation laws and do not have any other recourse against their employer. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee or, in most instances, the injured employee.

Workers’ compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation, and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund, which is an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

Workers’ compensation was the fourth-largest property and casualty insurance line in the United States in 2005, according to A.M. Best. Direct premiums written in 2005 for the workers’ compensation insurance industry were approximately $56 billion, and direct premiums written for the property and casualty industry as a whole were approximately $489 billion, according to A.M. Best. According to the most recent market data reported by the NCCI, which is the official ratings bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business was $16 billion. Total premiums reported for all occupational class codes reported by the NCCI for these same jurisdictions was $39 billion.

Outlook

We believe the challenges faced by the workers’ compensation insurance industry over the past decade have created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. The year 2002 marked the first year in five years that private carriers in the property and casualty insurance industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. Workers’ compensation insurance industry calendar year combined ratios declined for the first time in seven years, falling from 122% (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 105% in 2004 as premium rates have increased. In addition, claims frequency has declined. From 1991 through 2004, the cumulative decline in lost-time claims frequency was 45.8%. The NCCI estimates that lost-time claims frequency declined an additional 4.5% in 2005. We believe that opportunities remain for us to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.

Policyholders

As of September 30, 2006, we had more than 6,700 voluntary business policyholders with an average annual workers’ compensation policy premium of approximately $40,000. As of September 30, 2006, our ten largest voluntary business policyholders accounted for less than 3% of our in-force premiums. Our policy renewal rate on voluntary business that we elected to quote for renewal was 91.3% for the nine months ended September 30, 2006, 90.6% in 2005, 93.0% in 2004 and 91.4% in 2003.

In addition to our voluntary workers’ compensation business, we underwrite workers’ compensation policies for employers assigned to us and assume reinsurance premiums from mandatory pooling arrangements, in each case to fulfill our obligations under residual market programs implemented by the states in which we operate. In addition, we separately underwrite general liability insurance policies for our workers’ compensation policyholders in the logging industry on a select basis. Our assigned risk business fulfills our statutory obligation to participate in residual market plans in six states. See “—Regulation—Residual Market Programs” below. For the nine months ended September 30, 2006 and the year ended December 31, 2005, our assigned risk business accounted for 3.7% and 4.8%, respectively, of our gross premiums written, and our assumed premiums from mandatory pooling arrangements accounted for 1.3% and 2.4%, respectively, of our gross premiums written. In addition, our general liability insurance business accounted for 0.7% and 1.2%, respectively, of our gross premiums written for the nine months ended September 30, 2006 and the year ended December 31, 2005.

Targeted Industries

We provide workers’ compensation insurance primarily to employers in the following targeted hazardous industries:

Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. A substantial portion of our revenue is generated from states on the Gulf Coast and Atlantic Seaboard. We experience increased revenue following hurricanes and other severe weather due to increased construction activity resulting from rebuilding efforts in the affected states. Our gross premiums written in 2005 for employers in the construction industry were $117.1 million, or 40.3% of total gross premiums written in 2005. Our average policy premium for voluntary workers’ compensation within the construction industry in 2005 was $42,657, or $7.53 per $100 of payroll.

Trucking. Includes a large spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. Our gross premiums written in 2005 for employers in the trucking industry were $59.3 million, or 20.4% of total gross premiums written in 2005. Our average policy premium for voluntary workers’ compensation within the trucking industry in 2005 was $46,953, or $7.35 per $100 of payroll.

Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. Our gross premiums written in 2005 for employers in the logging industry were $26.3 million, or 9.0% of gross premiums written in 2005. Our average policy premium for voluntary workers’ compensation within the logging industry in 2005 was $18,239, or $15.90 per $100 of payroll.

Agriculture. Including crop maintenance and harvesting, grain and produce operations, nursery operations, meat processing and livestock feed and transportation. Our gross premiums written for employers in the agriculture industry were $13.1 million, or 4.5% of gross premiums written in 2005. Our average policy premium for voluntary workers’ compensation within the agricultural industry in 2005 was $30,868, or $9.39 per $100 of payroll.

Oil and Gas. Including various oil and gas activities including gathering, transportation, processing, production and field service operations. Our gross premiums written for employers in the oil and gas industry were $8.0 million, or 2.8% of gross premiums written in 2005. Our average policy premium for voluntary workers’ compensation within the oil and gas industry in 2005 was $59,962, or $6.42 per $100 of payroll.

Maritime. Including ship building and repair, pier and marine construction, inter-coastal construction and stevedoring. Our gross premiums written for employers in the maritime industry were $7.3 million, or 2.5% of gross premiums written in 2005. Our average policy premium for voluntary workers’ compensation within the maritime industry in 2005 was $51,140, or $8.59 per $100 of payroll.

Sawmills. Including sawmills and various other lumber-related operations. Our gross premiums written for employers in the sawmill industry were $4.4 million, or 1.5% of gross premiums written in 2005. Our average policy premium for the sawmill industry in 2005 was $32,414, or $8.75 per $100 of payroll.

Our gross premiums are derived from:

•	Direct Premiums. Includes premiums from workers’ compensation and general liability insurance policies that we issue to:

•	employers who seek to purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business; and

•	employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business.

•	Assumed Premiums. Includes premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate.

In addition to workers’ compensation insurance, we also offer general liability insurance coverage only to our workers’ compensation policyholders in the logging industry on a select basis. As of September 30, 2006, less than 1.0% of our voluntary in-force premiums were derived from general liability policies.

Gross premiums written during the years ended December 31, 2005, 2004 and 2003 and the allocation of those premiums among the hazardous industries we target are presented in the table below.

				Percentage of
	Gross Premiums Written			Gross Premiums Written
	2005	2004	2003	2005	2004	2003
	(In thousands)

Voluntary business:
Construction	$117,134	$101,298	$80,693	40.3%	38.3%	36.1%
Trucking	59,348	57,822	47,104	20.4%	21.8%	21.1%
Logging	26,324	30,340	32,008	9.0%	11.5%	14.3%
Agriculture	13,119	11,203	8,502	4.5%	4.2%	3.8%
Oil and Gas	8,035	7,226	7,221	2.8%	2.7%	3.2%
Maritime	7,262	5,909	6,076	2.5%	2.2%	2.7%
Sawmills	4,441	5,566	4,009	1.5%	2.1%	1.8%
Other	34,382	28,117	24,239	11.8%	10.6%	10.8%

Total voluntary business	270,045	247,481	209,852	92.8%	93.4%	93.9%

Assigned risk business	13,924	9,431	9,216	4.8%	3.6%	4.1%
Assumed premiums	6,922	8,050	4,522	2.4%	3.0%	2.0%

Total	$290,891	$264,962	$223,590	100.0%	100.0%	100.0%

Geographic Distribution

We are licensed to provide workers’ compensation insurance in 45 states, the District of Columbia and the U.S. Virgin Islands. We operate on a geographically diverse basis with no more than 10.5% of our gross premiums written in 2005 derived from any one state. The table below identifies, for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, the states in which the percentage of our gross premiums written exceeded 3.0% for any of the periods presented.

	Percentage of Gross Premiums Written
	Nine Months
	Ended	Year Ended December 31,
State	September 30, 2006	2005	2004	2003

Georgia	9.4%	10.5%	9.5%	9.4%
Louisiana	8.4%	8.3%	10.6%	11.8%
North Carolina	6.8%	6.7%	6.3%	5.9%
Florida	6.8%	5.9%	4.9%	4.6%
Virginia	6.2%	5.3%	5.2%	5.2%
Pennsylvania	5.3%	5.3%	4.5%	3.9%
Texas	5.0%	5.0%	6.5%	7.9%
Alaska	4.6%	5.3%	4.4%	3.3%
South Carolina	4.6%	4.9%	4.6%	3.9%
Minnesota	4.6%	4.2%	3.6%	3.9%
Illinois	4.4%	5.4%	6.4%	5.7%
Oklahoma	4.4%	4.1%	3.3%	3.9%
Tennessee	4.3%	4.2%	3.9%	3.5%
Mississippi	4.3%	3.5%	3.9%	3.6%
Arkansas	3.7%	3.9%	4.7%	5.2%
Wisconsin	2.8%	3.5%	3.3%	2.3%
Alabama	2.6%	2.7%	2.7%	3.2%

Lines of Business

Workers’ Compensation

Workers’ compensation insurance provides coverage to employers under state and federal workers’ compensation laws. These laws prescribe benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers’ compensation insurance policies also provide employer liability coverage, which generally provides coverage for an employer for claims by non-employees.

The most basic insurance policy we provide to our policyholders is a guaranteed cost contract. Under our guaranteed cost contracts, policyholders pay premiums based on a percentage of their payroll determined by job classification. Our premium rates for these policies vary depending upon certain factors, including the type of work to be performed by employees and the general business of the policyholder. In return for premium payments, we assume statutorily imposed obligations of the policyholder to provide workers’ compensation benefits to its employees. There are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. We conduct a premium audit at the expiration of the policy to verify that the policyholder’s correct payroll expense and job classifications were reported to us.

In addition to guaranteed cost contracts, historically we have written, and may offer, a variety of other insurance options designed to fit the needs of our policyholders. A policyholder who desires to assume financial risk in exchange for reduced premiums may elect a deductible that makes the policyholder responsible for the first portion of any claim. We also offer loss sensitive plans on a limited basis, including dividend plans. These plans provide for a portion of the premium to be returned to the policyholder in the form of a dividend, based on the policyholder’s losses during the policy period. Premiums from guaranteed cost contracts accounted for all of our gross premiums written for the nine months ended September 30, 2006 and for the year ended December 31, 2005.

We have three insurance subsidiaries, American Interstate, Silver Oak Casualty and American Interstate of Texas. Our principal subsidiary, American Interstate, is licensed to provide workers’ compensation insurance in 45 states, the District of Columbia and the U.S. Virgin Islands. Silver Oak Casualty is licensed in nine states and the District of Columbia and American Interstate of Texas is licensed only in Texas. We utilize Silver Oak Casualty and American Interstate of Texas to file alternative workers’ compensation rate structures that permit us to offer our workers’ compensation insurance to a broader range of potential policyholders. We currently intend to pursue licensing of Silver Oak Casualty and American Interstate of Texas in additional states.

General Liability

General liability insurance is a form of casualty insurance that covers a policyholder’s liability resulting from its act or omission that causes bodily injury or property damage to a third party. With general liability insurance, the amount of a covered loss is the amount of the claim or payment made on the policyholder’s behalf, subject to the deductible, limits of liability and other features of the insurance policy. We offer general liability insurance coverage only to our workers’ compensation policyholders in the logging industry on a select basis. As of September 30, 2006, less than 1.0% of our voluntary in-force premiums were derived from general liability policies.

Sales and Marketing

We sell our workers’ compensation insurance through agencies. As of September 30, 2006, our insurance was sold through more than 2,200 independent agencies and our wholly owned insurance agency subsidiary, Amerisafe General Agency, which is licensed in 23 states. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality application flow from prospective policyholders that are reasonably likely to accept our quotes. We compensate these agencies by paying a commission based on the premium collected from the policyholder. Our average commission rate for our independent agencies was 7.0% for the nine months ended September 30, 2006 and 7.1% for the year ended December 31, 2005. We pay our insurance agency subsidiary a commission rate of 8.0%. Neither our independent agencies nor our insurance agency subsidiary has authority to underwrite or bind coverage. We do not pay contingent commissions.

As of September 30, 2006, independent agencies accounted for approximately 84% of our voluntary in-force premiums, and no independent agency accounted for more than 1.2% of our voluntary in-force premiums at that date.

Underwriting

Our underwriting strategy is to focus on employers in certain hazardous industries that operate in those states where our underwriting efforts are the most profitable and efficient. We analyze each prospective policyholder on its own merits relative to known industry trends and statistical data. Our underwriting guidelines specify that we do not write workers’ compensation insurance for certain hazardous activities, including sub-surface mining and the use of explosives.

Underwriting is a multi-step process that begins with the receipt of an application from one of our agencies. We initially review the application to confirm that the prospective policyholder meets certain established criteria, including that it is engaged in one of our targeted hazardous industries and industry classes and operates in the states we target. If the application satisfies these criteria, the application is forwarded to our underwriting department for further review.

Our underwriting department reviews the application to determine if the application meets our underwriting criteria and whether all required information has been provided. If additional information is required, the underwriting department requests additional information from the agency. This initial review process is generally completed within three days after the application is received by us. Once this initial review process is complete, our underwriting department requests that a pre-quotation safety inspection be performed.

After the pre-quotation safety inspection has been completed, our underwriting professionals review the results of the inspection to determine if a rate quote should be made and, if so, prepare the quote. The rate quote must be reviewed and approved by our underwriting department before it is delivered to the agency. All decisions by our underwriting department, including decisions to decline applications, are subject to review and approval by our management-level underwriters.

Our underwriting department is managed by experienced underwriting professionals who specialize in the hazardous industries we target. As of September 30, 2006, we had 59 employees in our underwriting department, including 18 underwriting professionals and 41 support level staff members. The average length of underwriting experience of our underwriting professionals is approximately 12 years.

Our underwriting professionals participate in an incentive compensation program under which bonuses are paid quarterly based upon achieving premium underwriting volume and loss ratio targets. The determination of whether targets have been satisfied is made 18 months after the relevant incentive compensation period.

Pricing

In the majority of states, workers’ compensation insurance rates are based upon the published “loss costs.” Loss costs are derived from wage and loss data reported by insurers to the state’s statistical agent, in most states the NCCI. The state agent then promulgates loss costs for specific job descriptions or class codes. Insurers file requests for adoption of a loss cost multiplier, or LCM, to be applied to the loss costs to support operating costs and profit margins. In addition, most states allow pricing flexibility above and below the filed LCM, within certain limits.

We obtain approval of our rates, including our LCMs, from state regulatory authorities. To maintain rates at profitable levels, we regularly monitor and adjust our LCMs. The effective LCM for our voluntary business was 1.55 for the nine months ended September 30, 2006, 1.56 for policy year 2005, 1.53 for policy year 2004, 1.43 for policy year 2003, 1.37 for policy year 2002 and 1.14 for policy year 2001. If we are unable to charge rates in a particular state or industry to produce satisfactory results, we seek to control and reduce our premium volume in that state or industry and redeploy our capital in other states or industries that offer greater opportunity to earn an underwriting profit.

Safety

Our safety inspection process begins with a request from our underwriting department to perform a pre-quotation safety inspection. Our safety inspections focus on a prospective policyholder’s operations, loss exposures and existing safety controls to prevent potential losses. The factors considered in our inspection include employee experience, turn-over, training, previous loss history and corrective actions, and workplace conditions, including equipment condition and, where appropriate, use of fall protection, respiratory protection or other safety devices. Our field safety professionals, or FSPs, travel to employers’ worksites to perform these safety inspections. This initial in-depth analysis allows our underwriting professionals to make decisions on both insurability and pricing. In certain circumstances, we will agree to provide workers’ compensation insurance only if the employer agrees to implement and maintain the safety management practices that we recommend. In 2005, more than 91% of our new voluntary business policyholders were inspected prior to our offering a premium quote. The remaining voluntary business policyholders were not inspected prior to a premium quote for a variety of reasons, including small premium size or the policyholder was previously a policyholder subject to our safety inspections.

After an employer becomes a policyholder, we continue to emphasize workplace safety through periodic workplace visits, assisting the policyholder in designing and implementing enhanced safety management programs, providing current industry-specific safety-related information and conducting rigorous post-accident management. Generally, we may cancel or decline to renew an insurance policy if the policyholder does not implement or maintain reasonable safety management practices that we recommend.

Our safety department is comprised of 52 FSPs, including three field vice presidents. Our FSPs participate in an incentive compensation program under which bonuses are paid quarterly based upon an FSP’s production and their policyholders’ aggregate loss ratios. The results are measured 18 months after the inception of the subject policy period.

Claims

We have structured our claims operation to provide immediate, intensive and personal management of all claims to guide injured employees through medical treatment, rehabilitation and recovery with the primary goal of returning the injured employee to work as promptly as practicable. We seek to limit the number of claim disputes with injured employees through early intervention in the claims process.

We have claims offices located throughout the markets we serve. Our field case managers, or FCMs, are located in the geographic areas where our policyholders are based. We believe the presence of our FCMs in the field enhances our ability to guide an injured employee to the appropriate conclusion in a friendly, dignified and supportive manner. Our FCMs have broad authority to manage claims from occurrence of a workplace injury through resolution, including authority to retain many different medical providers at our expense, including not only our recommended medical providers but also nurse case managers, independent medical examiners, vocational specialists, rehabilitation specialists and other specialty providers of medical services necessary to achieve a quality outcome.

Following notification of a workplace injury, an FCM will contact the policyholder, the injured employee and/or the treating physician to determine the nature and severity of the injury. If a serious injury occurs, the FCM will promptly visit the injured employee or the employee’s family members to discuss the benefits provided and will also visit the treating physician to discuss the proposed treatment plan. Our FCM assists the injured employee in receiving appropriate medical treatment and encourages the use of our recommended medical providers and facilities. For example, our FCM may suggest that a treating physician refer an injured worker to another physician or treatment facility that we believe has had positive outcomes for other workers with similar injuries. We actively monitor the number of open cases handled by a single FCM in order to maintain focus on each specific injured employee. As of September 30, 2006, we averaged approximately 62 open indemnity claims per FCM, which we believe is significantly less than the industry average.

Locating our FCMs in the field also allows us to build professional relationships with local medical providers. In selecting medical providers, we rely, in part, on the recommendations of our FCMs who have developed professional relationships within their geographic areas. We also seek input from our policyholders and other contacts in the markets that we serve. While cost factors are considered in selecting medical providers, we consider the most important factor in the selection process to be the medical provider’s ability to achieve a quality outcome. We define quality outcome as the injured worker’s rapid, conclusive recovery and return to sustained, full capacity employment.

While we seek to promptly settle valid claims, we also aggressively defend against claims we consider to be non-meritorious. Litigation expenses accounted for less than 5.4% of our gross claims and claim settlement expenses in 2005 and for the nine months ended September 30, 2006. As of September 30, 2006, we had closed approximately 91.5% of our 2004 reported claims and approximately 99.0% of our pre-2004 reported claims, thereby substantially reducing the risk of future adverse claims development. Where possible, we purchase annuities on longer life claims to close the claim while still providing an appropriate level of benefits to an injured employee. We also mitigate against potential losses from improper premium reporting or delinquent premium payment by collecting from the policyholder a deposit, typically representing 15% of total premium, at the inception of the policy, which deposit can be utilized to offset losses from inadequate premium submissions.

Premium Audits

We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid us the premium required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or any aberrations that cause underwriting, safety or fraud concerns.

Loss Reserves

We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time. In establishing our reserves, we do not use loss discounting, which involves recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business and does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We use a consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses.

When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 14 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses, or DCC expenses. At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:

•	type of loss;

•	severity of the injury or damage;

•	age and occupation of the injured employee;

•	estimated length of temporary disability;

•	anticipated permanent disability;

•	expected medical procedures, costs and duration;

•	our knowledge of the circumstances surrounding the claim;

•	insurance policy provisions, including coverage, related to the claim;

•	jurisdiction of the occurrence; and

•	other benefits defined by applicable statute.

The case incurred amount can vary due to uncertainties with respect to medical treatment and outcome, length and degree of disability, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts, or case development, is an important component of our historical claim data.

In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not been established.

The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.

In establishing reserves, we rely on the analysis of our more than 145,000 claims in our 20-year history. Using statistical analyses and actuarial methods, we estimate reserves based on historical patterns of case development, payment patterns, mix of business, premium rates charged, case reserving adequacy, operational changes, adjustment philosophy and severity and duration trends.

We review our reserves by industry and state on a quarterly basis. Individual open claims are reviewed more frequently by our field case managers and adjustments to case incurred amounts are made based on expected outcomes. The number of claims reported or occurring during a period, combined with a calculation of average case incurred amounts, and measured over time, provide the foundation for our reserve estimates. In establishing our reserve estimates, we use historical trends in claim reporting timeliness, frequency of claims in relation to earned premium or covered payroll, premium rate levels charged and case development patterns. However, the number of variables and judgments involved in establishing reserve estimates, combined with some random variation in loss development patterns, results in uncertainty regarding projected ultimate losses. As a result, our ultimate liability for loss and loss adjustment expenses may be more or less than our reserve estimate.

Our analysis of our historical data provides the factors we use in our statistical and actuarial analysis in estimating our loss and DCC expense reserve. These factors are primarily measures over time of claims reported, average case incurred amounts, case development, duration, severity and payment patterns. However, these factors cannot be directly used as these factors do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, employment and wage patterns and other subjective factors. We use this combination of factors and subjective assumptions in the use of the following six actuarial methodologies:

•	Paid Development Method—uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•	Paid Cape Cod Method—multiplies estimated ultimate claims for each accident year by a weighted average, trended severity. The estimated ultimate claims used in this method are based on paid claim count development. The selected severity for a given accident year is then derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•	Paid Bornhuetter-Ferguson (“BF”) Method—a combination of the Paid Development Method and the Paid Cape Cod Method, the Paid BF Method estimates ultimate losses by adding actual paid losses and projected, future unpaid losses. The amounts produced are then added to cumulative paid losses to produce the final estimates of ultimate incurred losses.

•	Incurred Development Method—uses historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•	Incurred Cape Cod Method—multiplies estimated ultimate claims for each accident year by a weighted average, trended severity. The estimated ultimate claims used in this method are based on incurred claim count development. The selected severity for a given accident year is then derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•	Incurred Bornhuetter-Ferguson Method—a combination of the Incurred Development Method and the Incurred Cape Cod Method, the Incurred BF Method estimates ultimate losses by adding actual incurred losses and projected, future unreported losses. The amounts produced are then added to cumulative incurred losses to produce an estimate of ultimate incurred losses.

For each method, we calculate the amount of our total loss and DCC expenses that we estimate will ultimately be paid by our reinsurers, which is subtracted from our total gross reserve to produce our total net reserve. We then analyze the results and may emphasize or deemphasize some or all of the outcomes to reflect our judgment of their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single weighted average point estimate that is the base estimate for net loss and DCC expense reserves.

In determining the level of emphasis that may be placed on some or all of the methods, we review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:

•	open and closed claim counts;

•	statistics related to open and closed claim count percentages;

•	claim closure rates;

•	changes in average case reserves and average loss and loss adjustment expenses incurred on open claims;

•	reported and ultimate average case incurred changes;

•	reported and projected ultimate loss ratios; and

•	loss payment patterns.

In establishing our AO reserves, we review our past adjustment expenses in relation to paid claims and estimated future costs based on expected claims activity and duration.

The sum of our net loss and DCC expense reserve, our AO reserve and our reserve for mandatory pooling arrangements is our total net reserve for loss and loss adjustment expenses.

As of December 31, 2005, our best estimate of our ultimate liability for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $364.3 million, which includes $9.5 million in reserves for mandatory pooling arrangements as reported by the pool administrators. This estimate was derived from the process and methodology described above which relies on substantial judgment. There is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. It is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.

As noted above, our reserve estimate is developed based upon our analysis of our historical data, and factors derived from that data, including claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. We view our estimate of loss and DCC expenses as the most significant component of our reserve for loss and loss adjustment expenses.

We prepared a sensitivity analysis of our net loss and DCC expense reserve as of December 31, 2005 by analyzing the effect of reasonably likely changes to the assumptions used in deriving our estimates. Since the base estimate for our net loss and DCC expense reserve is derived from the outcomes of the six actuarial methodologies discussed above, the most significant assumption in establishing our reserve is the adjustment of and emphasis on those methods that we believe are most appropriate.

Of the six actuarial methods we use, three are “incurred” methods and three are “paid” methods. The selected development factors within each method are derived from our data and the design characteristics of the particular method. The six different methods each have inherent biases in their respective designs that are more or less predictive in their use. “Incurred” methods rely on historical development factors derived from changes in our incurred estimates of claims paid and reserve amounts over time, while “paid” methods focus on our claim payment patterns and ultimate paid costs. “Incurred” methods focus on the measurement of the adequacy of case reserves at points in time. As a result, if reserving practices change over time, the “incurred” methods may produce significant variation in the estimates of ultimate losses. “Paid” methods rely on actual claims payment patterns and therefore are not sensitive to changes in reserving practices.

The low end of the range of our sensitivity analysis was derived by placing more emphasis (63%) on the outcomes generated by the three “paid” methods and less emphasis (37%) on the outcomes generated by the three “incurred” methods. The high end of the range was derived by placing more emphasis (63%) on the outcomes generated by the three “incurred” methods and less emphasis (37%) on the outcomes generated by the three “paid” methods. We believe that changing the emphasis on the “incurred” and “paid” methods better reflects reasonably likely outcomes than adjusting selected development factors or other variables used within each method. We believe the results of this sensitivity analysis, which are summarized in the table below, constitute a reasonable range of the expected outcomes of our reserve for net loss and DCC expenses.

	As of December 31, 2005
			Mandatory
	Loss and		Pooling
	DCC Expenses	AO	Arrangements	Total
	(In thousands)

Low end of range	$310,400	$16,533	$9,513	$336,446
Net reserve	338,207	16,533	9,513	364,253
High end of range	350,191	16,533	9,513	376,237

The resulting range derived from this sensitivity analysis would have increased net reserves by $12.0 million or decreased net reserves by $27.8 million, at December 31, 2005. The increase would have reduced net income and stockholders’ equity by $7.8 million. The decrease would have increased net income and stockholders’ equity by $18.1 million. A change in our net loss and DCC expense reserve would not have an immediate impact on our liquidity, but would affect cash flow in future periods as the losses are paid.

Given the numerous factors and assumptions used in our estimate of reserves, and consequently this sensitivity analysis, we do not believe that it would be meaningful to provide more detailed disclosure regarding specific factors and assumptions and the individual effects of these factors and assumptions on our net reserves. Furthermore, there is no precise method for subsequently evaluating the impact of any specific factor or assumption on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple interdependent factors.

Reconciliation of Loss Reserves

The table below shows the reconciliation of loss reserves on a gross and net basis for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, reflecting changes in losses incurred and paid losses.

	Nine Months	Year Ended December 31,
	Ended
	September 30, 2006	2005	2004	2003
	(In thousands)

Balance, beginning of period	$484,485	$432,880	$377,559	$346,542
Less amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	120,232	189,624	194,558	193,634

Net balance, beginning of period	364,253	243,256	183,001	152,908

Add incurred related to:
Current year	149,989	182,174	160,773	126,977
Prior years	—	8,673	13,413	2,273
Loss on Converium commutation	—	13,209	—	—

Total incurred	149,989	204,056	174,186	129,250

Less paid related to:
Current year	23,701	42,545	40,312	32,649
Prior years	89,720	96,620	73,619	66,508

Total paid	113,421	139,165	113,931	99,157

Add effect of Converium commutation(1)	—	56,106	—	—

Net balance, end of period	400,821	364,253	243,256	183,001

Add amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	120,022	120,232	189,624	194,558

Balance, end of period	$520,843	$484,485	$432,880	$377,559

(1)	The total payment from Converium was $61.3 million, of which $56.1 million was for ceded reserves and $5.2 million was for paid recoverables as of June 30, 2005.

Our gross reserves for loss and loss adjustment expenses were $520.8 million as of September 30, 2006 are expected to cover all unpaid loss and loss adjustment expenses as of that date. As of September 30, 2006, we had 6,170 open claims, with an average of $84,415 in unpaid loss and loss adjustment expenses per open claim. During the nine months ended September 30, 2006, 5,385 new claims were reported, and 5,270 claims were closed.

As of December 31, 2005, our gross reserves for loss and loss adjustment expenses were $484.5 million. The increase in our reserves from December 31, 2005 to September 30, 2006 was due to our premium growth during this time period. As of December 31, 2005, we had 6,055 open claims, with an average of $80,014 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2005, 7,073 new claims were reported, and 6,702 claims were closed.

As of December 31, 2004, our gross reserves for loss and loss adjustment expenses were $432.9 million. The increase in our reserves from December 31, 2004 to December 31, 2005 was due to our premium growth during this time period, which was offset by an increase in loss and loss adjustment expenses related to prior years. As of December 31, 2004, we had 5,684 open claims, with an average of $76,158 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2004, 7,015 new claims were reported, and 7,086 claims were closed.

As of December 31, 2003, our gross reserves for loss and loss adjustment expenses were $377.6 million. The increase in our reserves from December 31, 2003 to December 31, 2004 was due to our premium growth during this time period and an increase in our reserves for prior accident years from $2.3 million in 2003 to $13.4 million in 2004. The increase for prior accident years related primarily to the 2002 accident year, which increased by $9.4 million as a result of claim settlements in excess of our established case reserves and increased estimates in our reserves for that accident year. As of December 31, 2003, we had 5,755 open claims, with an average of $65,605 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2003, 6,433 new claims were reported and 7,566 claims were closed.

Loss Development

The table below shows the net loss development for business written each year from 1995 through 2005. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.

The first line of the table shows, for the years indicated, our liability including the incurred but not reported loss and loss adjustment expenses as originally estimated, net of amounts recoverable from reinsurers. For example, as of December 31, 1996, it was estimated that $44.0 million would be sufficient to settle all claims not already settled that had occurred on or prior to December 31, 1996, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $44.0 million as of December 31, 1996, by December 31, 2005 (nine years later) $35.9 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 1996.

The “cumulative redundancy/(deficiency)” represents, as of December 31, 2005, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

Analysis of Loss and Loss Adjustment Expense Reserve Development

	Year Ended December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(In thousands)

Reserve for loss and loss adjustment expenses, net of reinsurance recoverables	$43,299	$43,952	$55,096	$43,625	$72,599	$86,192	$119,020	$152,908	$183,001	$243,256	$364,253
Net reserve estimated as of:
One year later	36,613	35,447	54,036	49,098	75,588	96,801	123,413	155,683	196,955	265,138
Two years later	29,332	34,082	60,800	50,764	82,633	98,871	116,291	168,410	217,836
Three years later	28,439	34,252	63,583	57,750	86,336	92,740	119,814	187,225
Four years later	28,700	35,193	68,754	59,800	86,829	93,328	132,332
Five years later	29,647	38,318	69,610	60,074	87,088	101,417
Six years later	31,524	38,339	70,865	61,297	90,156
Seven years later	31,185	39,459	70,684	61,578
Eight years later	32,161	38,888	70,577
Nine years later	31,627	39,249
Ten years later	31,957
Net cumulative redundancy (deficiency)	$11,342	$4,703	$(15,481)	$(17,953)	$(17,557)	$(15,225)	$(13,312)	$(34,317)	$(34,835)	$(21,882)

	Year Ended December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(In thousands)

Cumulative amount of reserve paid, net of reserve recoveries, through:
One year later	17,716	19,143	35,005	26,140	45,095	51,470	51,114	66,545	73,783	40,514
Two years later	23,158	27,843	46,735	37,835	62,141	62,969	71,582	101,907	65,752
Three years later	26,058	30,766	54,969	45,404	67,267	70,036	84,341	73,391
Four years later	27,039	32,576	60,249	48,184	70,894	73,680	42,919
Five years later	28,007	34,765	62,361	50,045	72,744	38,939
Six years later	29,394	35,313	64,296	50,831	58,809
Seven years later	29,603	36,367	64,659	51,863
Eight years later	30,331	36,379	64,289
Nine years later	30,242	35,870
Ten years later	29,745
Net reserve—December 31	$43,299	$43,952	$55,096	$43,625	$72,599	$86,192	$119,020	$152,908	$183,001	$243,256	$364,253
Reinsurance recoverables	12,127	9,525	12,463	37,086	183,818	293,632	264,013	193,634	194,558	189,624	120,232

Gross reserve—December 31	$55,426	$53,477	$67,559	$80,711	$256,417	$379,824	$383,033	$346,542	$377,559	$432,880	$484,485

Net re-estimated reserve	$31,957	$39,249	$70,577	$61,578	$90,156	$101,417	$132,332	$187,225	$217,836	$265,138
Re-estimated reinsurance recoverables	18,641	26,966	35,219	123,604	281,481	384,447	346,555	271,446	217,593	179,585

Gross re-estimated reserve	$50,598	$66,215	$105,796	$185,182	$371,637	$485,864	$478,887	$458,671	$435,429	$444,723

Gross cumulative redundancy (deficiency)	$4,828	$(12,738)	$(38,237)	$(104,471)	$(115,220)	$(106,040)	$(95,854)	$(112,129)	$(57,870)	$(11,843)

Our net cumulative redundancy (deficiency) set forth in the table above is net of amounts recoverable from our reinsurers, including Reliance Insurance Company, one of our former reinsurers. In 2001, Reliance was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, we recognized losses related to uncollectible amounts due from Reliance of $260,000 in 2004, $1.3 million in 2003, $2.0 million in 2002 and $17.0 million in 2001.

Investments

We derive net investment income from our invested assets. As of September 30, 2006, the carrying value of our investment portfolio, including cash and cash equivalents, was $639.6 million and the fair value of the portfolio was $633.7 million.

Our investment strategy is to maximize after tax income and total return on invested assets while maintaining high quality and low risk investments within the portfolio. We pay investment management fees based on the market value of assets under management. The investment committee of our board of directors has established investment guidelines and periodically reviews portfolio performance for compliance with our guidelines.

In 2006 we began a strategic review of our investment management and related policies. As a result of this review, we retained Prudential Investment Management, Inc., a registered investment advisory firm and a wholly owned indirect subsidiary of Prudential Financial, Inc., to manage our portfolio of fixed maturity securities effective as of November 1, 2006. We expect to retain a new equity portfolio manager in the fourth quarter. Prior to November 1, 2006, our investment portfolio was managed by Hibernia Asset Management, LLC.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Investment Portfolio” for further information on the composition and results of our investment portfolio.

The table below shows the carrying values of various categories of securities held in our investment portfolio, the percentage of the total carrying value of our investment portfolio represented by each category and the annualized tax-equivalent yield for the nine months ended September 30, 2006 based on the carrying value of each category as of September 30, 2006:

			Annualized
		Percentage	Tax-Equivalent
	Carrying Value	of Portfolio	Yield
	(In thousands)

Fixed maturity securities:
State and political subdivisions	$299,278	46.8%	5.8%
Mortgage-backed securities	117,062	18.3%	5.7%
U.S. Treasury securities and obligations of U.S. Government agencies	79,162	12.4%	5.2%
Corporate bonds	22,700	3.5%	5.6%
Asset-backed securities	5,884	0.9%	5.4%
Redeemable preferred stocks	633	0.1%	6.3%
		;

Total fixed maturity securities	524,719	82.0%

Equity securities:
Common stocks	49,377	7.7%	2.5%
Nonredeemable preferred stocks	3,679	0.6%	6.3%

Total equity securities	53,056	8.3%

Cash and cash equivalents	61,778	9.7%	5.0%

Total investments, including cash and cash equivalents	$639,553	100.0%

As of September 30, 2006, our fixed maturity securities had a carrying value of $524.7 million, which represented 82.0% of the carrying value of our investments, including cash and cash equivalents. For the nine months ended September 30, 2006, the pre-tax investment yield of our investment portfolio was 4.0% per annum.

The gross unrealized gains and losses on, and the cost and fair value of, our investment portfolio as of September 30, 2006 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In thousands)

Fixed maturity securities, held-to-maturity	$524,086	$3,952	$(9,810)	$518,228
Fixed maturity securities, available-for-sale	633	—	—	633
Equity securities, available-for-sale	47,874	5,182	—	53,056

Totals	$572,593	$9,134	$(9,810)	$571,917

The amortized cost for the fixed maturity securities classified as held-to-maturity includes an unamortized gain of approximately $5.1 million. This gain resulted in 2004 from the difference between each security’s par value and fair value at the date of transfer from available-to-sale to held-to-maturity and is being amortized as a yield adjustment over the respective security’s life.

The table below summarizes the credit quality of our fixed maturity securities as of September 30, 2006, as rated by Standard and Poor’s.

Percentage
of Total
Credit Rating	Carrying Value

“AAA”	86.6%
“AA”	9.3%
“A”	2.5%
“BBB”	1.6%

Total	100.0%

As of September 30, 2006, the average composite rating of our fixed maturity securities was “AAA.”

The table below shows the composition of our fixed maturity securities by remaining time to maturity as of September 30, 2006. For securities that are redeemable at the option of the issuer and have a carrying value that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a carrying value that is less than par value, the maturity used for the table below is the final maturity date.

	As of September 30, 2006
Remaining Time to Maturity	Carrying Value	Percentage
	(In thousands)

Less than one year	$22,031	4.2%
One to five years	221,744	42.3%
Five to ten years	101,498	19.3%
More than ten years	55,882	10.7%
Mortgage-backed securities	116,975	22.3%
Asset-backed securities	5,956	1.1%
Redeemable preferred stocks	633	0.1%

Total	$524,719	100.0%

The fixed maturity securities in our investment portfolio as of September 30, 2006 had an effective duration of 3.4 years.

Reinsurance

We purchase reinsurance to reduce our net liability on individual risks and claims and to protect against catastrophic losses. Reinsurance involves an insurance company transferring to, or ceding, a portion of the exposure on a risk to a reinsurer. The reinsurer assumes the exposure in return for a portion of our premium. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the program are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. Any liability exceeding the limit of the program reverts to us as the ceding company. Reinsurance does not legally discharge us from primary liability for the full amount due under our policies. However, our reinsurers are obligated to indemnify us to the extent of the coverage provided in our reinsurance agreements.

We believe reinsurance is critical to our business. Our reinsurance purchasing strategy is to protect against unforeseen and/or catastrophic loss activity that would adversely impact our income and capital base. We only select financially strong reinsurers with an A.M. Best rating of “A−” (Excellent) or better at the time we enter into a reinsurance contract. In addition, to minimize our exposure to significant losses from reinsurer insolvencies, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk. We do not purchase finite reinsurance.

2006 Excess of Loss Reinsurance Treaty Program

Effective January 1, 2006, we entered into a new excess of loss reinsurance treaty program related to our voluntary and assigned risk business that applies to losses incurred between January 1, 2006 and the date on which our reinsurance agreements are terminated. Our reinsurance treaty program provides us with reinsurance coverage for each loss occurrence up to $30.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one person, our reinsurance coverage is limited to a maximum of $10.0 million, subject to applicable deductibles, retentions and aggregate limits. We currently have eleven reinsurers participating in our 2006 reinsurance treaty program. Under certain circumstances, including a downgrade of a reinsurer’s A.M. Best rating to “B++” (Very Good) or below, our reinsurers may be required to provide us with security for amounts due under the terms of our reinsurance program. This security may take the form of, among other things, cash advances or the issuance of letters of credit to us. If security is required because of a ratings downgrade, the form of security must be mutually agreed between the reinsurer and us.

Our 2006 reinsurance treaty program provides coverage in the following five layers:

•	First Layer. Affords coverage for the first $2.0 million of each loss occurrence. We retain the first $1.0 million of each loss and are subject to an annual aggregate deductible of approximately $10.8 million for losses between $1.0 million and $2.0 million before our reinsurers are obligated to reimburse us. After the deductible is satisfied, we retain 25.0% of each loss between $1.0 million and $2.0 million. The aggregate limit for all claims under this layer is approximately $5.4 million. The annual aggregate deductible and aggregate limit are calculated as a percentage of subject premium. This layer also affords coverage for up to an aggregate of $1.0 million for certain losses caused by terrorism.

•	Second Layer. Affords coverage up to $3.0 million for each loss occurrence in excess of $2.0 million. We are subject to an annual aggregate deductible of approximately $7.3 million for losses between $2.0 million and $5.0 million before our reinsurers are obligated to reimburse us. The annual aggregate deductible is calculated as a percentage of subject premium. This layer also affords coverage for up to an aggregate of $3.0 million for certain losses caused by terrorism. The aggregate limit to all claims under this layer is $39.0 million.

•	Third Layer A. Affords coverage up to $5.0 million for each loss occurrence in excess of $5.0 million, with a limit of $5.0 million for any one person for workers’ compensation coverage. The aggregate limit for all claims under this layer is $10.0 million.

•	Third Layer B. Affords coverage up to $5.0 million for any one person for each loss occurrence in excess of $5.0 million. We retain 20.0% of each loss between $5.0 million and $10.0 million. The aggregate limit for all claims under this layer is $10.0 million.

•	Fourth Layer. Affords coverage up to $10.0 million for each loss occurrence in excess of $10.0 million. The aggregate limit for all claims under this layer is $20.0 million.

•	Fifth Layer. Affords coverage up to $10.0 million for each loss occurrence in excess of $20.0 million. The aggregate limit for all claims under this layer is $20.0 million.

The agreements under our 2006 reinsurance treaty program may be terminated by us or our reinsurers upon 90 days prior notice effective on any January 1. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements.

The table below sets forth the reinsurers participating in our 2006 reinsurance program:

A.M. Best
Reinsurer	Rating

Amlin Underwriting	A
Aspen Insurance UK	A
AXA Re	A
Brit Syndicates	A
Chubb Re/Federal Insurance Company	A++
Hannover Re	A
IOA Re/Catlin Insurance Company	A
Liberty Syndicate	A
M.J. Harrington	A
Partner Reinsurance Company	A+
Platinum Underwriters Reinsurance	A

Due to the nature of reinsurance, we have receivables from reinsurers that apply to accident years prior to 2006. The table below summarizes our amounts recoverable from reinsurers as of September 30, 2006.

	A.M. Best	Amount Recoverable as
Reinsurer	Rating	of September 30, 2006
		(In thousands)

Munich Reinsurance America, Inc.	A	$27,909
Odyssey America Reinsurance Company	A	22,139
St. Paul Fire and Marine Insurance Company	A+	12,265
Clearwater Insurance Company	A	11,611
SCOR Reinsurance Company	A−	8,217
Converium Reinsurance (North America)	B−	7,070
Hannover Re(1)	A	6,083
Aspen Insurance UK(1)	A	5,427
Partner Reinsurance Company(1)	A+	3,689
American National Insurance Company	A+	2,945
Connecticut General Life Insurance Company	A−	2,030
Other (21 reinsurers)	—	13,407

Total		$122,792

(1)	Current participant in our 2006 reinsurance program.

Terrorism Reinsurance

The Terrorism Risk Insurance Act of 2002 (the “2002 Act”) was enacted in response to the events of September 11, 2001 and has been extended by the Terrorism Risk Insurance Extension Act of 2005 (the “2005 Act”). Both the 2002 Act and the 2005 Act were designed to ensure the availability of insurance coverage for losses resulting from certain acts of terrorism in the United States. The 2005 Act continues a federal program established under the 2002 Act through the end of 2007. This program provides federal reimbursement to insurance companies for a portion of their losses arising from certain acts of terrorism and requires insurance companies to offer coverage for such acts. The program only applies to insured losses arising out of acts of terrorism committed on behalf of foreign persons or foreign interests that are certified as “acts of terrorism” by the Secretary of the Treasury. In addition, the program does not provide any reimbursement for any portion of aggregate industry-wide insured losses from certified acts of terrorism that exceed $100.0 billion in any one year and is subject to certain other limitations and restrictions.

For insured losses in 2006, each insurance company is responsible for a statutory deductible under the 2005 Act that is equal to 17.5% of its direct earned property and casualty insurance premiums. For insured losses in 2007, this statutory deductible will increase to 20% of these premiums. For losses occurring in 2006, the federal government will reimburse 90% of an insurance company’s covered losses over the statutory deductible, but the amount of federal reimbursement will be decreased for acts of terrorism occurring in 2007 to 85% of covered losses over the deductible. In addition, no federal reimbursement is available unless the aggregate insurance industry-wide losses from a certified act of terrorism exceed $50.0 million for any act of terrorism occurring after March 31, 2006 and $100.0 million for any act of terrorism occurring in 2007. However, there is no relief from the requirement under the 2005 Act that insurance companies offer coverage for certified acts of terrorism if those acts do not cause losses exceeding these threshold amounts and thus do not result in any federal reimbursement payments.

Under the 2005 Act, insurance companies must offer coverage for losses due to certified acts of terrorism in all their commercial property and casualty policies, including workers’ compensation policies. Moreover, even in the absence of this federal law requirement, the workers’ compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from acts of terrorism, including terrorism that involves the use of nuclear, biological or chemical agents. In addition, state law prohibits us from limiting our workers’ compensation insurance losses arising from any one catastrophe or any one claimant. We have reinsurance protection in our 2006 reinsurance treaty program that affords coverage for up to $28.0 million for losses arising from terrorism or nuclear, biological and chemical attacks, subject to the deductibles, retentions and aggregate limits.

Technology

We use our internally developed and purchased management information systems as an integral part of our operations and make a substantial ongoing investment in improving our systems. We provide our field premium auditors, field safety professionals and field case managers with computer and communication equipment to more timely and efficiently complete the underwriting process. This technology also helps to facilitate communication and to report and monitor claims. All of our systems development and infrastructure operation and maintenance is performed by our information technology professionals, with limited assistance from outside vendors.

Core Systems

ICAMS. Our internally developed Insurance Claims and Accounting Management System, or ICAMS, is an application designed to support our workers’ compensation insurance business. ICAMS provides comprehensive rating, analysis, quotation, audit, claims, policy issuance and policy-level accounting transaction processes. By combining the information we obtain in our underwriting process with information on claims billing and claims management, we are able to enhance our services to our policyholders.

RealSafe. RealSafe is an internally developed application that supports our field safety professionals, as well as safety, claims and underwriting departments in our home office, by providing risk assessment and reporting of information to support safety and loss control initiatives.

CLAIMExpert. CLAIMExpert is a purchased application utilized by our claims department to assist in work flow management. The application distributes all claims-related mail to the appropriate FCM. This application allows for the use of multiple cost containment vendors and routes our claims-related invoices. CLAIMExpert also serves as the file repository for claims-related mail and documents and is web accessible by our authorized users.

Document Management System. Our document management system is a purchased application currently being used by our underwriting, audit, finance and treasury departments to scan, index and store imaged documents to facilitate the movement of work items from one authority level to the next. The system will ultimately include all departments. The system allows departmental management to closely monitor and modify employee workloads as needed.

Freedom Enterprise. FFS-Enterprise is a Fiserv product that functions as our general ledger and accounts payable systems using an MS SQL database platform. We also use Fiserv companion products for report writing, check printing and annual statement preparation. Transactions can be manually entered into Enterprise, interfaced via an ASCII file or copied and pasted from a spreadsheet application. Enterprise is currently set up to accept transaction detail by department, cost center, line of business and state. Enterprise also offers the capability of batch processing, which enables off-peak hour work.

Visual Audit. Visual Audit is a purchased application used by our field premium auditors to input information necessary to complete an interim or final premium audit.

Information Warehouse. Information Warehouse is an internally developed SQL Server-based set of OLAP cubes, queries and processes that extracts operational data from ICAMS and other of our applications and transforms that data for porting to Freedom Enterprise and fnet.

fnet. fnet is an internally developed data analysis portal. fnet is populated by our Information Warehouse, and used throughout our company to generate key performance statistics.

Operating Systems

We use Microsoft Active Directory services to provide application access, domain authentication and network services. Our server hardware is predominately Compaq/HP, but includes Dell servers as well. Our production servers are under manufacturer warranties.

Business Continuity/Disaster Recovery

Our Storage Area Network solution provides us with continuous operations using mirrored servers and storage situated in two separate corporate buildings, with built-in failover capabilities to minimize business interruption. We utilize software from Veritas for backup and recovery purposes. Full system backups are performed nightly using one on-site and one off-site facility for tape storage.

Competition

The insurance industry, in general, is highly competitive and there is significant competition in the workers’ compensation insurance industry. Competition in the insurance business is based on many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as A.M. Best, and reputation. Some of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future.

We believe the workers’ compensation market for the hazardous industries we target is underserved and competition is fragmented and not dominated by one or more competitors. Our competitors include other insurance companies, individual self insured companies, state insurance pools and self-insurance funds. We believe that more than 330 insurance companies participate in the workers’ compensation market. The insurance companies with which we compete vary state by state and by the industries we target.

We believe our competitive advantages include our safety service and claims management practices, our A.M. Best rating of “A–” (Excellent) and our ability to reduce claims through implementation of our work safety programs. In addition, we believe that our insurance is competitively priced and our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.

Ratings

Many insurance buyers and agencies use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. We were assigned a rating of “A−” (Excellent) by A.M. Best. An “A−” rating is the fourth highest of 15 rating categories used by A.M. Best.

In December 2005, A.M. Best announced that it had affirmed our financial strength rating of “A−” (Excellent). The rating has a stable outlook for AMERISAFE and our insurance company subsidiaries. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated fair value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors.

Employees

As of September 30, 2006, we had 452 full-time employees and four part-time employees. We have employment agreements with each of our executive officers, which are described under “Management—Employment and Consulting Agreements.” None of our employees is subject to collective bargaining agreements. We believe that our employee relations are good.

Properties

We own our 45,000 square foot executive offices located in DeRidder, Louisiana. In addition, we lease an additional 28,000 square feet of office space in DeRidder, Louisiana, pursuant to a lease agreement that requires annual lease payments of $250,000 and expires on December 31, 2007. This lease agreement may be extended for two additional one-year periods, at our option. We also lease space at other locations for our service and claims representative offices.

Legal Proceedings

In the ordinary course of our business, we are involved in the adjudication of claims resulting from workplace injuries. We are not involved in any legal or administrative claims that we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.

Regulation

Holding Company Regulation

Nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Change of Control

The insurance holding company laws of nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of a non-

domestic insurance company licensed in those states. Any future transactions that would constitute a change of control of American Interstate, Silver Oak Casualty or American Interstate of Texas, including a change of control of AMERISAFE, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is incorporated and may require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AMERISAFE, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of AMERISAFE might consider to be desirable.

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. American Interstate and Silver Oak Casualty are primarily subject to regulation and supervision by the Louisiana Department of Insurance, Workers’ Compensation Commission and Insurance Rating Commission. American Interstate of Texas is primarily subject to regulation and supervision by the Texas Department of Insurance and Workers’ Compensation Commission. These state agencies have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, license agencies, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some states, periodically examine financial statements, determine the form and content of required financial statements, and periodically examine market conduct.

Detailed annual and quarterly financial statements and other reports are required to be filed with the department of insurance in all states in which we are licensed to transact business. The financial statements of American Interstate, Silver Oak Casualty and American Interstate of Texas are subject to periodic examination by the department of insurance in each state in which it is licensed to do business.

In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

Insurance agencies are subject to regulation and supervision by the department of insurance in the state in which they are licensed. Our wholly owned subsidiary, Amerisafe General Agency, Inc., is licensed in 23 states and is domiciled in Louisiana. Amerisafe General is primarily subject to regulation and supervision by the Louisiana Department of Insurance. This agency regulates the solicitation of insurance and the qualification and licensing of agents and agencies that may desire to conduct business in Louisiana.

State Insurance Department Examinations

We are subject to periodic examinations by state insurance departments in the states in which we operate. The Louisiana Department of Insurance generally examines each of its domiciliary insurance companies on a triennial basis. We underwent an examination in the first half of 2006 that covered calendar years 2001 through 2005. We have not yet received the results of this examination. American Interstate of Texas was formed in December 2004 and began operations in January 2005. Under Texas insurance law, American Interstate of Texas will be subject to examination each year in its first three years of operations.

Guaranty Fund Assessments

In most of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to us at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Residual Market Programs

Many of the states in which we conduct business or intend to conduct business, require that all licensed insurers participate in a program to provide workers’ compensation insurance to those employers who have not or cannot procure coverage from a carrier on a negotiated basis. The level of required participation in such programs is generally determined by calculating the volume of our voluntarily business in that state as a percentage of all voluntarily business in that state by all insurers. The resulting factor is the proportion of premium we must accept as a percentage of all of premiums in policies residing in that state’s residual market program.

Companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating companies. Currently, we utilize both methods, depending on management’s evaluation of the most cost-efficient method to adopt in each state that allows a choice of assigned risk or participation in a pooling arrangement. In general, we believe that assigned risk produces better results as we apply our cost management approach to these involuntary policyholders. We currently have assigned risk in six states: Alabama, Alaska, Georgia, North Carolina, South Carolina, and Virginia.

Second Injury Funds

A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. The state-managed trust funds are funded through assessments against insurers and self-insurers providing workers’ compensation coverage in a specific state. Our recoveries from state-managed trust funds for the years ended December 31, 2005, 2004 and 2003 were approximately $7.6 million, $8.1 million and $7.3 million respectively. Our cash paid for assessments to state-managed trust funds for the years ended December 31, 2005, 2004 and 2003 was approximately $3.9 million, $3.6 million and $4.2 million, respectively.

Dividend Limitations

Under Louisiana law, American Interstate and Silver Oak Casualty cannot pay dividends to their shareholders in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period without the prior approval of the Louisiana Commissioner of Insurance. However, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. Based on reported capital and surplus at December 31, 2005, this requirement limits American Interstate’s ability to make distributions to AMERISAFE in 2006 to approximately $3.9 million without approval by the Louisiana Department of Insurance. Further, under Texas law, American Interstate of Texas cannot pay dividends to its shareholder in excess of the greater of 10% of statutory surplus, or statutory net income, for the preceding 12-month period without the prior approval of the Texas Commissioner of Insurance.

Federal Law and Regulations

As of September 30, 2006, less than 3% of our voluntary in-force premiums were derived from employers engaged in the maritime industry. As a provider of workers’ compensation insurance for employers engaged in the maritime industry, we are subject to the United States Longshore and Harbor Workers’ Compensation Act, or the USL&H Act, and the Merchant Marine Act of 1920, or Jones Act. We are also subject to regulations related to the USL&H Act and the Jones Act.

The USL&H Act, which is administered by the U.S. Department of Labor, generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from stevedoring. The USL&H Act requires employers to provide medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who may suffer injury, disability or death during the course and scope of their employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act.

The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures intended to ensure that we are in compliance with the Gramm-Leach-Bliley related privacy requirements.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.

For information related to the Terrorism Risk Insurance Act, see “—Reinsurance—Terrorism Reinsurance.”

The National Association of Insurance Commissioners

The NAIC is a group formed by state Insurance Commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, which we refer to as the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC. The

NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures manual. The Louisiana and Texas legislatures have adopted these codified statutory accounting practices.

The NAIC has recently proposed a Model Law that would require insurance brokers to obtain the written consent of the insured before receiving compensation from the insurer. This proposed Model Law would also require all insurance producers (including agents) to disclose to its customers that the producer will receive compensation from the insurer, that the compensation received by the producer may differ depending upon the product and insurer and that the producer may receive additional compensation from the insurer based upon other factors, such as premium volume placed with a particular insurer and loss or claims experience. We do not sell insurance through brokers. We do sell insurance through agents. We do not believe that the disclosure obligations under the Model Law proposed by the NAIC would have any significant effect on our business if it were adopted in the states in which we conduct our business.

Under Louisiana law, American Interstate and Silver Oak Casualty are required to maintain minimum capital and surplus of $3.0 million. Under Texas law, American Interstate of Texas is required to maintain minimum capital and surplus of $1.0 million. Property and casualty insurance companies are subject to certain risk based capital requirements by the NAIC. Under those requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined based on the various risk factors related to it. As of December 31, 2005, American Interstate, Silver Oak Casualty, and American Interstate of Texas exceeded the minimum risk based capital requirements.

The key financial ratios of NAIC’s Insurance Regulatory Information System, or IRIS, which ratios were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies 12 industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business.

The 2005 IRIS results for both American Interstate and Silver Oak Casualty showed the ratio of two-year reserve development to policyholders’ surplus outside the expected range for such ratio. This result was attributable, in part, to the Converium commutation. Silver Oak Casualty’s ratios of one-year reserve development to policyholders’ surplus and net change in adjusted policyholders’ surplus were outside the expected ranges for such ratios. This occurred because of Silver Oak Casualty’s smaller surplus base and the impact of the Converium commutation.

The 2005 IRIS results for American Interstate of Texas showed a change in net writings greater than the expected range. This result was anticipated because 2005 was American Interstate of Texas’s first year of premium writings and assumed intercompany pool premiums. American Interstate of Texas also had an investment yield below the expected range. This occurred because higher levels of liquidity were maintained at American Interstate of Texas to ensure that it could meet all of its current obligations. Yields on short-term instruments were relatively low during 2005. As American Interstate of Texas increases its investment portfolio, its incremental yields are expected to improve.

Statutory Accounting Practices

Statutory accounting practices, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

Generally accepted accounting principles, or GAAP, are concerned with a company’s solvency, but are also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Statutory accounting practices established by the NAIC and adopted in part by the Louisiana and Texas insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of American Interstate, Silver Oak Casualty and American Interstate of Texas and thus determine, in part, the amount of funds that are available to pay dividends to AMERISAFE.

As of September 30, 2006, the amount of statutory capital and surplus of American Interstate was $181.4 million.

MANAGEMENT

Directors, Executive Officers and Key Employees

The table below sets forth information about our directors, executive officers and key employees. Our directors are divided into three classes with the number of directors in each class as nearly equal as possible. Each director serves for a three-year term. Executive officers serve at the request of our board of directors.

Name	Age	Position

Directors and Executive Officers
C. Allen Bradley, Jr.(2)	55	Chairman, President and Chief Executive Officer
Geoffrey R. Banta	57	Executive Vice President and Chief Financial Officer
Arthur L. Hunt	61	Executive Vice President
Craig P. Leach	56	Executive Vice President, Sales and Marketing
David O. Narigon	54	Executive Vice President
Todd Walker	50	Executive Vice President, General Counsel and Secretary
Thomas W. Hallagan(3)	45	Director
Jared A. Morris(1)	31	Director
Paul B. Queally(3)	42	Director
Sean M. Traynor(1)	37	Director
Austin P. Young III (2)	65	Director

Key Employees
Allan E. Farr	48	Senior Vice President, Enterprise Risk Management
Kelly R. Goins	40	Senior Vice President, Underwriting Operations
Cynthia P. Harris	52	Senior Vice President, Human Resources/Client Services
Leon J. Lagneaux	55	Senior Vice President, Safety Operations
Henry O. Lestage, IV	45	Senior Vice President, Claims Operations
Edwin R. Longanacre	49	Senior Vice President, Information Technology
G. Janelle Frost	36	Vice President, Controller
Angela S. Lannen	60	Vice President, Treasurer

(1)	Term expires at the annual meeting of shareholders in 2007.

(2)	Term expires at the annual meeting of shareholders in 2008.

(3)	Term expires at the annual meeting of shareholders in 2009.

Set forth below is certain background information relating to our directors, executive officers and key employees.

C. Allen Bradley, Jr. has served as Chairman of our board of directors since October 2005, our President since November 2002, our Chief Executive Officer since December 2003 and a Director since June 2003. From November 2002 until December 2003 he served as our Chief Operating Officer. Since joining our company in 1994, Mr. Bradley has had principal responsibility for the management of our underwriting operations (December 2000 through June 2005) and safety services (September 2000 through November 2002) and has served as our General Counsel (September 1997 through December 2003) and Secretary (September 1997 through November 2002). Prior to joining our company, he was engaged in the private practice of law.

Geoffrey R. Banta has served as our Executive Vice President and Chief Financial Officer since December 2003. Prior to joining our company in 2003, he held the positions of President and Chief Executive Officer from 2001 until November 2003, and Chief Operating Officer from 1996 until 2001, at Scruggs Consulting, an actuarial and management consulting firm. From 1994 to 1996, Mr. Banta was Chief Financial

Officer of the Atlanta Casualty Companies, an issuer of non-standard auto insurance whose holding company was a subsidiary of American Financial Group Holdings, Inc.

Arthur L. Hunt has served as an Executive Vice President since 1999. Prior to September 2006, he also served as our General Counsel and Secretary. He has been employed with our company since 1991. Mr. Hunt will retire from our company effective as of November 30, 2006.

Craig P. Leach has served as our Executive Vice President, Sales and Marketing since November 2002. He has served in a variety of sales and key marketing positions within our company since beginning his insurance career with a predecessor to our company in 1980, including Senior Vice President, Sales and Marketing from 1997 until November 2002.

David O. Narigon has served as an Executive Vice President with responsibility for Claims, Information Technology and Premium Audit since September 2006. Prior to joining our company, he provided consulting, mediation, arbitration and expert witness services to the insurance industry through his company, Narigon Consulting & Settlement Services, from March 2005 until August 2006. Prior to March 2005, Mr. Narigon was employed by EMC Insurance Companies where he held the positions of Vice President, Claims from 1988 to June 1998 and Senior Vice President, Claims from June 1998 until March 2005, and President of EMC Risk Services from 1993 until March 2005.

Todd Walker joined our company in September 2006 as our Executive Vice President, General Counsel and Secretary. From 2002 through September 2006, he was engaged in the private practice of law. Prior to 2002, Mr. Walker held various legal positions with Ultramar Diamond Shamrock Corp., a New York Stock Exchange listed refining and marketing company, where he had been employed since 1987.

Thomas W. Hallagan has served as a Director of our company since May 2006. He is currently a private investor. Mr. Hallagan was Managing Director—Head of U.S. Private Equity for Najeti Ventures, LLC, a private equity investment firm, from May 2002 until December 2005. From 2000 until May 2002, he was a private investor. Mr. Hallagan has served on numerous public and private company boards and was a certified public accountant with Deloitte Haskins & Sells.

Jared A. Morris has served as a Director of our company since September 2005. Since 2002, Mr. Morris has been an officer and a principal owner of Dumont Land, LLC and Marine One Acceptance Corp., both of which are subprime finance companies. He was an Assistant Vice President, Underwriter of CIT Business Credit, a commercial finance company, from 2000 until 2002.

Paul B. Queally has served as a Director of our company since 1997. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm, that he joined in 1996. Mr. Queally also serves as a director of MedCath Corporation, Concentra Operating Corporation, AmCOMP Incorporated, United Surgical Partners International, Inc., Ameripath, Inc. and several private companies.

Sean M. Traynor has served as a Director of our company since April 2001. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm, that he joined in 1999. Mr. Traynor also serves as a director for Select Medical Corporation, Ameripath, Inc., AmCOMP Incorporated and several private companies.

Austin P. Young III has served as a Director of our company since November 2005. Mr. Young served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation, a logistics service provider to the wireless communications industry, from 1999 until his retirement in December 2001. Prior to joining CellStar Corporation, Mr. Young was a partner in the Houston and New York offices of KPMG LLP for 22 years, Senior Vice President and Chief Financial Officer of American General Corporation for over eight years and Executive Vice President-Finance and Administration of Metamor Worldwide, Inc., an information technology company, for three years. Mr. Young serves as a Director and Chairman of the Finance, Risk Management and Audit Committee of Administaff, Inc. and as a Director and Chairman of the Audit Committee of Tower Group, Inc. Mr. Young also currently serves as Vice President, Treasurer and Director of The Park People, Director and Chairman of the Audit Committee of the Houston Zoo and Director and Chairman of the Houston Zoo Advisory Council.

Allan E. Farr has served as our Senior Vice President, Enterprise Risk Management since April 2004. He has been employed with our company since 1998 and served as Vice President, Underwriting Services from 1999 until 2004.

Kelly R. Goins has served as our Senior Vice President, Underwriting Operations since March 2005. She has been employed with our company since 1986 and served as Vice President, Underwriting Operations from 2000 until March 2005.

Cynthia P. Harris has served as our Senior Vice President, Human Resources/Client Services since January 2003. She has been employed with our company since 1977 and served as Vice President, Policyholder Services and Administration from 1992 until December 2002.

Leon J. Lagneaux has served as our Senior Vice President, Safety Operations since March 2005. He has been employed with our company since 1994 and served as Vice President, Safety Operations from 1999 until March 2005.

Henry O. Lestage, IV has served as our Senior Vice President, Claims Operations since September 2000. He has been employed with our company since 1987 and served as Vice President, Claims Operations from 1998 until 2000.

Edward R. Longanacre has served as our Senior Vice President, Information Technology since March 2005. He has been employed with our company since 2000 and held the position of Vice President, Information Technology from September 2004 until March 2005 and Information Technology Director from 2000 until September 2004.

G. Janelle Frost has served as our Controller since May 2004 and Vice President since May 2006. She has been employed with our company since 1992 and served as Assistant Vice President from May 2004 to May 2006 and Deputy Controller from 1998 to April 2004.

Angela S. Lannen has served as our Vice President, Treasurer since January 2001. She has been employed with our company since 1999 and served as Planning and Analysis Manager from 1999 until December 2000.

Board Composition

We are managed under the direction of our board of directors. Our board consists of six directors, five of whom are not, and have been never been, employees of our company, nor will they have any other relations with us that would result in their being considered other than independent under applicable U.S. federal securities laws and the rules of the National Association of Securities Dealers, or NASD. There are no family relationships among any of our directors or executive officers.

Our board has approved Corporate Governance Guidelines and a Code of Business Conduct and Ethics for all directors, officers and employees, copies of which are available on our website and upon written request by our shareholders at no cost.

Number of Directors; Removal; Vacancies

Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by our board of directors. Our board of directors is divided into three classes with the number of directors in each class as nearly equal as possible. Each director serves a three-year term. The term of office for each of our directors is noted in the table listing our directors and executive officers under “—Directors, Executive Officers and Key Employees.” Pursuant to our bylaws, each director will serve until his or her successor is duly elected and qualified, unless he or she dies, resigns, retires, becomes disqualified or is removed. Our bylaws also provide that any director may be removed for cause, at any meeting of shareholders called for that purpose, by the affirmative vote of the holders of at least two-thirds of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors.

Our bylaws further provide that newly created directorships in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board of directors, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Any director chosen to fill a newly created directorship will hold office until the next election of one or more directors by the shareholders. Any other vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director chosen to fill a vacancy not resulting from a newly created directorship will hold office for the unexpired term of his or her predecessor.

Board Committees

Our board has an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees consists of three members, each of whom is “independent” as defined by the rules of the NASD. In addition, all of the members of our audit committee satisfy the SEC requirements relating to independence of audit committee members. In addition, our board has a standing investment committee.

Audit Committee. The audit committee is comprised of three directors. The members of the audit committee are Messrs. Young (Chair), Hallagan and Morris. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the audit committee include:

•	establishing, monitoring and assessing our policies and procedures with respect to business practices, including the adequacy of our internal controls over accounting and financial reporting;

•	engaging our independent auditors and conducting an annual review of the independence of our independent auditors;

•	pre-approving any non-audit services to be performed by our independent auditors;

•	reviewing the annual audited financial statements and quarterly financial information with management and the independent auditors;

•	reviewing with the independent auditors the scope and the planning of the annual audit;

•	reviewing the findings and recommendations of the independent auditors and management’s response to the recommendations of the independent auditors;

•	overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

•	preparing the audit committee report to be included in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing the adequacy of the audit committee charter on an annual basis.

Our independent auditors report directly to the audit committee. Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board has determined that each member of the audit committee satisfies the SEC requirements relating to independence of audit committee members. Our board has determined that Mr. Young meets the requirements of an “audit committee financial expert” as defined by the rules of the SEC.

We provide appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

Compensation Committee. The compensation committee is comprised of three directors. The members of the compensation committee are Messrs. Traynor (Chair), Young and Morris. The compensation committee establishes, administers and reviews our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee include:

•	evaluating the performance of and determining the compensation for our executive officers, including our chief executive officer;

•	administering and making recommendations to our board with respect to our equity incentive plans;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing and approving employment or severance arrangements with senior management;

•	reviewing our director compensation policies and making recommendations to our board;

•	preparing the compensation committee report to be included in our annual proxy statement; and

•	reviewing the adequacy of the compensation committee charter.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is comprised of three directors. The members of the nominating and corporate governance committee are Messrs. Morris (Chair), Traynor and Young. The functions and responsibilities of the nominating and corporate governance committee include:

•	developing and recommending corporate governance principles and procedures applicable to our board and employees;

•	recommending committee composition and assignments;

•	identifying individuals qualified to become directors;

•	recommending director nominees;

•	recommending whether incumbent directors should be nominated for re-election to our board; and

•	reviewing the adequacy of the nominating and corporate governance committee charter.

Investment Committee. The investment committee is comprised of four directors. The members of the investment committee are Messrs. Hallagan (Chair), Bradley, Morris and Traynor. The functions and responsibilities of the investment committee include:

•	establishing a written investment policy for the company consistent with our strategies, goals and objectives, which investment policy and any amendments must be reviewed and approved by our board of directors;

•	reviewing regulatory requirements and compliance with our written investment policy at least annually;

•	reviewing our investment policy and the investment strategy relative to our investment policy;

•	reviewing the performance of our external investment managers; and

•	reviewing our investment activities and performance at least quarterly.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee. See “—Board Composition.”

Director Compensation

Directors who are also our employees receive no compensation for serving as directors. Non-employee directors receive an annual cash retainer of $30,000. The chair of the audit committee receives an additional annual cash retainer of $15,000 and each other member of the audit committee receives an additional annual cash retainer of $5,000. The chairs of the compensation committee, nominating and corporate governance committee and investment committee each receive an additional annual cash retainer of $5,000. Under our 2005 non-employee director restricted stock plan, non-employee directors also receive an annual award of a number of shares of restricted stock equal to $15,000 divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is elected or re-elected as a member of the board. We also reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors.

Management Compensation and Incentive Plans

Our compensation policies are designed to maximize shareholder value over the long term. Through our compensation and incentive plans we seek to attract and retain select employees, officers and directors and motivate these individuals to devote their best efforts to our business and financial success.

The following table sets forth certain information regarding the compensation of our chief executive officer and each of our other executive officers for the years ended December 31, 2005 and December 31, 2004.

					Long Term
					Compensation Awards
		Annual Compensation			Restricted	Securities
				Other Annual	Stock	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Awards(2)	Options	Compensation(3)

C. Allen Bradley, Jr.	2005	$294,292	$225,000	$—	$75,000	475,000	$4,132
Chairman, President and	2004	275,000	125,000	—	—	0	4,132
Chief Executive Officer
Geoffrey R. Banta	2005	215,833	105,000	—	35,000	237,500	4,132
Executive Vice President and	2004	200,000	80,000	—	—	0	2,412
Chief Financial Officer
Arthur L. Hunt	2005	218,958	105,000	—	35,000	237,500	4,132
Executive Vice President,	2004	215,000	80,000	—	—	0	4,132
General Counsel and Secretary
Craig P. Leach	2005	218,958	75,000	—	25,000	237,500	4,132
Executive Vice President,	2004	215,000	70,000	—	—	0	4,132
Sales and Marketing
Mark R. Anderson(4)	2005	200,000	—	—	—	95,000	4,132
Former Chairman	2004	352,000	40,000	—	—	0	4,132

(1)	Perquisites and other personal benefits received by our named executive officers in 2005 and 2004 are not included in the Summary Compensation Table because the aggregate amount of this compensation did not meet disclosure thresholds established under the SEC’s regulations.

(2)	None of our named executive officers held shares of restricted stock on December 31, 2005. As a portion of the incentive compensation awards for 2005, in March 2006 the following named executive officers were granted shares of restricted stock: Mr. Bradley (7,035 shares), Mr. Banta (3,283 shares), Mr. Hunt (3,283 shares) and Mr. Leach (2,345 shares). These shares of restricted stock will vest on March 10, 2007. Our executive officers will be entitled to receive dividends, if any, on these shares of restricted stock.

(3)	For each of our named executive officers in 2005, these amounts consist of (a) 401(k) plan matching contributions of $4,100 and (b) life insurance premiums paid by us in the amount of $32.

(4)	Mr. Anderson retired on December 31, 2005. He currently is a consultant to the Company. See “Employment and Consulting Agreements—Consulting Agreement” below.

Our 2005 incentive compensation program consisted of cash bonuses and grants of restricted stock under our 2005 equity incentive plan. The incentive compensation awarded to our named executive officers was determined by the compensation committee of our board of directors. The amount awarded to each named executive officer was based upon several factors, including company performance as compared to our business plan, the performance of the executive officer in his area of responsibility and the overall profitability of our company.

Option Grants in Last Fiscal Year

The following table contains information regarding stock option grants made to the executive officers named in the Summary Compensation Table during the year ended December 31, 2005.

	Individual Grants
	Number of	% of Total			Potential Realizable Value
	Securities	Options			at Assumed Annual Rates of
	Underlying	Granted to	Exercise		Stock Price Appreciation
	Options	Employees in	Price per	Expiration	for Option Term(1)
Name	Granted(2)	2005(3)	Share	Date	5%	10%

C. Allen Bradley, Jr.	475,000	30.7	$9.00	11/17/2015	$2,688,525	$6,813,249
Geoffrey R. Banta	237,500	15.4	9.00	11/17/2015	1,344,262	3,406,625
Arthur L. Hunt	237,500	15.4	9.00	11/17/2015	1,344,262	3,406,625
Craig P. Leach	237,500	15.4	9.00	11/17/2015	1,344,262	3,406,625
Mark. R. Anderson	95,000	6.1	9.00	11/17/2015	537,705	1,362,650

(1)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC. Potential realizable value is determined by multiplying the per share market value of the Company common stock as of the date of the grant, which is equal to the per share exercise price of the option, and the sum of one plus the adjusted stock price appreciation rate (the assumed rate of appreciation compounded annually over the term of the option), subtracting the exercise price per share from the product, and multiplying the remainder by the number of securities underlying the grant at fiscal year end.

(2)	The options vest with respect to 20% of the option shares on each of the first five anniversaries of the grant date.

(3)	Options to purchase a total of 1,545,168 shares of common stock were granted to employees in 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

There were no options exercised by our executive officers during 2005. The following table contains certain information concerning the value of unexercised options at December 31, 2005.

	Number of Securities Underlying		Value of Unexercised
	Unexercised Options		In-the-Money Options
	at December 31, 2005		at December 31, 2005(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

C. Allen Bradley, Jr.	0	475,000	$0	$508,520
Geoffrey R. Banta	0	237,500	0	254,125
Arthur L. Hunt	0	237,500	0	254,125
Craig P. Leach	0	237,500	0	254,125
Mark. R. Anderson	0	95,000	0	101,650

(1)	The value of the options at December 31, 2005 is based upon a market value per share of $10.07, the closing price of the Company’s common stock on December 30, 2005.

Employment and Consulting Agreements

The following information summarizes the employment and consulting agreements for our chief executive officer and our other executive officers.

Employment Agreements. We have an employment agreement with each of our executive officers. The employment agreements with Messrs. Bradley, Banta, Hunt and Leach each expire in January 2008, unless extended. The employment agreements with Messrs. Narigon and Walker expire in September 2009, unless extended. Beginning on the applicable expiration date, the term of each agreement is automatically extended for an additional one-year term unless either party provides notice not to extend the term. The agreements provide for an annual base salary of not less than $275,000 for Mr. Bradley, $200,000 for Mr. Banta, $215,000 for each of Mr. Hunt and Mr. Leach, $185,000 for Mr. Narigon and $175,000 for Mr. Walker. They are also entitled to receive an annual bonus in an amount, if any, determined by our compensation committee. Each executive officer may participate in present and future benefit plans that are provided to our executive officers from time to time.

If we terminate the employment of one of our executive officers without cause, as defined in the employment agreements, the terminated executive officer will be entitled to receive his base salary for a period of 12 months (or, in the case of Mr. Bradley, 18 months) payable in regular installments after the date of his termination. In addition, we have agreed to pay the terminated executive officer the actual cost of continuing health coverage premiums for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of his termination. Each of our executive officers has agreed during the term of his employment by us not to engage in any business competitive with us or solicit our employees, agents or policyholders without our prior written consent. If one of our executive officers is terminated by us without cause, the prohibition on engaging in competitive activities or soliciting our employees, agents or policyholders extends for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of termination. If these executive officers are terminated by us for cause or as a result of a resignation, as defined in the employment agreements, or if an executive officer elects not to renew the term of his employment agreement, we have the option to extend the restriction on engaging in competitive or solicitation activities for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of termination or non-renewal by (a) delivering a written notice to the executive officer within 180 days after his termination or non-renewal, and (b) paying his base salary and the actual cost of his continuing health coverage premiums for a period of 12 months (or, in the case of Mr. Bradley, 18 months) after the date of his termination or non-renewal.

Consulting Agreement. Mr. Anderson served as an executive officer of the Company from 1986 until his retirement on December 31, 2005. In connection with his retirement, we entered into an agreement with Mr. Anderson that provides that he will serve as an independent consultant for a five-year period expiring in January 2011. As a consultant, Mr. Anderson will perform general consulting and advisory services as may be requested from time to time by our Chief Executive Officer. Mr. Anderson will receive an annual fee of $125,000, payable quarterly, during the term of the agreement. The consulting agreement may be terminated by Mr. Anderson upon 90 days’ written notice to us, or by us upon notice to Mr. Anderson for cause.

During the term of his agreement, Mr. Anderson is not permitted to engage, directly or indirectly, in a business similar to our business or to solicit our customers, clients or insureds within a designated area, unless he obtains our prior written consent. If the consulting agreement is terminated prior to its expiration, we have the right to extend this restriction for up to 24 months, but not beyond January 1, 2011, if we pay Mr. Anderson the consulting fee that he would otherwise have been entitled to receive during the extended period if the agreement had not been terminated. In addition, during the term of his agreement and for two years after the termination or expiration of his agreement, Mr. Anderson is not permitted, directly or indirectly, to solicit or induce any of our employees, agents (including insurance agents) or consultants to leave his or her employment or terminate his or her consulting agreement with us.

2005 Equity Incentive Plans

Equity Incentive Plan

The purpose of our 2005 equity incentive plan is to attract and retain officers, other key employees and consultants and to provide them with appropriate incentives and rewards for superior performance. A summary of the provisions of the 2005 incentive plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 incentive plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Our board of directors and shareholders approved the 2005 incentive plan in October 2005.

Types of Awards and Eligibility. Our 2005 incentive plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options, restricted shares of common stock and restricted stock units. The maximum number of shares of common stock that may be issued pursuant to option grants and restricted stock and restricted stock unit awards under the 2005 incentive plan is 1.9 million shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock. Officers, other key employees, consultants and other persons performing services for us that are equivalent to those typically provided by our employees are eligible to participate in the 2005 incentive plan. However, only employees (including our officers) can receive grants of incentive stock options.

Administration. The 2005 incentive plan is administered by our compensation committee. Subject to the terms of the 2005 incentive plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2005 incentive plan.

Stock Options. Stock options granted under the 2005 incentive plan will have an exercise price of not less than 100% of the fair value of our common stock on the date of grant. However, any stock options granted to holders of more than 10% of our voting stock will have an exercise price of not less than 110% of the fair value of our common stock on the date of grant. Stock option grants are exercisable, subject to vesting requirements determined by the compensation committee, for periods of up to ten years from the date of grant, except for any grants to holders of more than 10% of our voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire 90 days after the cessation of an optionee’s service as an employee. However, in the case of an optionee’s death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee’s death or disability. Stock options granted under the 2005 incentive plan are not transferable, except by will or the laws of descent and distribution.

Restricted Stock Awards. A restricted stock award is the grant or sale of common stock with restrictions on transferability, and subject to vesting as determined by the compensation committee. Restricted stock awards under the 2005 incentive plan may be made without additional consideration or in consideration for a payment by the participant that is less than the fair value of our common stock on the date of grant. For as long as an award of restricted stock is subject to vesting, there is a risk of forfeiture if the individual leaves our employment prior to full vesting of the award. Restrictions may lapse separately or in combination at relevant times, such as after a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, all as the compensation committee may determine. Except to the extent provided otherwise under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends. Restricted stock awards under the 2005 incentive plan cannot be transferred except as agreed by the compensation committee, and in accordance with applicable U.S. federal and state securities laws.

Restricted Stock Units. The compensation committee may authorize the grant or sale of restricted stock units subject to the conditions and restrictions, and for the restriction period, which will generally be at least one year, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive or purchase one share of common stock for each restricted stock unit at the end of the restriction period applicable to such restricted stock unit, subject to the fulfillment during the restriction period of such conditions as the compensation committee may specify. During the applicable restricted period for a given restricted stock unit, the grantee will not have any right to transfer the rights associated with the restricted stock units and will have no ownership or voting rights with respect to the restricted stock units or the underlying shares of common stock.

Amendment or Termination. While our board of directors may terminate or amend the 2005 incentive plan at any time, no amendment may adversely impair the rights of participants with respect to outstanding awards. In addition, an amendment will be contingent upon approval of our shareholders to the extent required by law or if the amendment would increase the aggregate number of shares of common stock for awards under the 2005 incentive plan, decrease the minimum exercise price or change the class of employees eligible to receive incentive stock options under the plan. Unless terminated earlier, the 2005 incentive plan will terminate in 2015, but will continue to govern unexpired awards.

Change of Control. At the discretion of the compensation committee at the time of award, agreements for option, restricted stock and restricted stock unit awards may contain provisions providing for the acceleration of the options, restricted stock or restricted stock units upon a change of control of our company.

Non-Employee Director Restricted Stock Plan

The purpose of our 2005 non-employee director restricted stock plan is to attract and retain qualified directors. A summary of the provisions of the 2005 non-employee director plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 non-employee director plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Our board of directors and shareholders approved the 2005 non-employee director plan in October 2005.

Type of Award and Eligibility. The 2005 non-employee director plan provides for the automatic grant of restricted stock awards to our non-employee directors. The aggregate number of shares of restricted stock that may be issued under the plan is 50,000 shares, subject to the authority of our board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting our common stock.

Administration and Terms. The 2005 non-employee director plan is administered by the compensation committee of our board of directors. Restricted stock awards to non-employee directors are generally subject to terms including non-transferability, immediate vesting upon death or total disability of a director, forfeiture of unvested shares upon termination of service by a director and acceleration of vesting upon a change of control of our company.

Automatic Grants. Under the 2005 non-employee director plan, each non-employee director is automatically granted a restricted stock award for a number of full shares equal to $15,000 divided by the closing price of our common stock on the date of our annual shareholders meeting at which the non-employee director is elected or is continuing as a member of the board. If a non-employee director is elected to the board other than at an annual shareholders meeting to fill a vacancy or a directorship resulting from an increase in the number of directors, the non-employee director will receive a pro-rated grant of restricted stock based upon the number of whole months he or she will serve until the first anniversary of the most recent annual shareholders meeting and using the closing price of our common stock on the date of grant.

Limitations of Liability and Indemnification of Directors and Officers

As permitted by Texas law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of such person’s duties as a director to the fullest extent permitted by applicable law. Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Texas law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under Texas law. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We have entered into indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify the director or officer to the fullest extent permitted by Texas law, including indemnification for judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or officer or as the director or officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We have been informed that, in the opinion of the SEC, personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable.

The indemnification provisions contained in our articles of incorporation and bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of shareholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of their service in these capacities.

We are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agencies in which indemnification would be required or permitted. We believe that the provisions of our articles of incorporation and bylaws and our indemnification agreements are necessary to attract and retain qualified persons to serve as directors and officers of our company.

PRINCIPAL AND SELLING SHAREHOLDERS

The tables below contain information about the beneficial ownership of our common stock and our Series C convertible preferred stock prior to and following the completion of this offering for:

•	each of our directors and executive officers;

•	all directors and executive officers as a group;

•	each beneficial owner of more than five percent of our common stock or Series C convertible preferred stock; and

•	each of the selling shareholders.

The tables below list the number of shares and percentage of shares beneficially owned based on 17,446,110 shares of common stock and 300,000 shares of Series C convertible preferred stock outstanding as of October 31, 2006. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. The conversion price used to determine the number of shares of our common stock into which each share of Series C convertible preferred stock is $20.58 per share. Holders of Series C convertible preferred stock are entitled to vote on all matters to be voted on by our shareholders and vote as a single class with the holders of our common stock.

Beneficial ownership of the Company’s common stock and Series C convertible preferred stock is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the tables below have sole voting and investment power with respect to all shares of common stock or Series C convertible preferred stock shown as beneficially owned by them.

Directors and Executive Officers

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering
		Percentage of	Percentage		Percentage of	Percentage
	Number of	Outstanding	of Total	Number of	Outstanding	of Total
Name of Beneficial Owner	Shares(1)	Shares	Vote(2)	Shares	Shares	Vote(2)

Common Stock:
C. Allen Bradley, Jr.	117,429	*	*	117,429	*	*
Thomas W. Hallagan(3)	1,222	*	*	1,222	*	*
Jared A. Morris(3)(4)	49,872	*	*	49,872	*	*
Paul B. Queally(3)(5)	7,210	*	*	2,797	*	*
Sean M. Traynor(3)(5)	2,057	*	*	2,057	*	*
Austin P. Young III(3)	2,555	*	*	2,555	*	*
Geoffrey R. Banta	50,783	*	*	50,783	*	*
Arthur L. Hunt	51,604	*	*	51,604	*	*
Craig P. Leach	50,632	*	*	50,632	*	*
David O. Narigon	0	—	—	0	—	—
Todd Walker	0	—	—	0	—	—
All directors and executive officers as a group (11 persons)	333,364	1.9%	1.7%	328,951	1.7%	1.7%

*	Less than 1%.

(1)	Includes shares of our common stock issuable upon the exercise of options exercisable within 60 days as follows: Mr. Bradley (95,000 shares), Mr. Banta (47,500 shares), Mr. Hunt (47,500 shares) and Mr. Leach (47,500 shares). Also includes shares of restricted stock for which the executive officer has sole voting power, but no dispositive power, as follows: Mr. Bradley (7,035 shares), Mr. Banta (3,283 shares), Mr. Hunt (3,283 shares) and Mr. Leach (2,345 shares). These shares of restricted stock will vest on March 10, 2007.

(2)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. The number of shares of common stock into which each share of Series C convertible preferred stock is convertible is calculated by multiplying the number of preferred shares to be converted by $100 and dividing the result by the conversion price, which is currently $20.58 per share.

(3)	Includes 1,222 shares of restricted stock granted at the 2006 annual meeting of shareholders pursuant to our non-employee director restricted stock plan. The director has sole voting power, but no dispositive power, with respect to these shares. These shares vest on the date of our 2007 annual meeting.

(4)	Includes 47,817 shares beneficially owned through the Jared Morris 1997 Trust, of which Mr. Morris is a trustee.

(5)	Mr. Queally and Mr. Traynor are affiliates of Welsh, Carson, Anderson & Stowe. For information regarding shares held by Welsh Carson, see “—Five Percent Holders” below.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of common stock and Series C convertible preferred stock held by all persons and entities who are known by the Company to beneficially own five percent or more of the Company’s outstanding common stock or Series C convertible preferred stock. The information regarding beneficial ownership of common stock by the entities identified below is included in reliance on a report filed with the Securities and Exchange Commission by such entity, except that the percentages are based upon the Company’s calculations made in reliance upon the number of shares reported to be beneficially owned by such entity in such report and the number of shares of common stock outstanding on October 31, 2006.

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering(1)
		Percentage of	Percentage		Percentage of	Percentage
	Number of	Outstanding	of Total	Number of	Outstanding	of Total
Name of Beneficial Owner	Shares	Shares	Vote(2)	Shares	Shares	Vote(2)

Common Stock:
Welsh Carson(3)	7,697,495	44.1%	40.7%	1,161,022	6.2%	6.1%
RS Investment(4)	1,504,793	8.6%	8.0%	1,504,793	8.1%	8.0%
Abbott Capital 1330 Investors I(5)	971,817	5.3%	5.1%	0	—	—
Teachers Insurance and Annuity Association of America(6)	971,817	5.3%	4.9%	971,817	5.2%	4.9%
Wells Fargo & Company(7)	900,100	5.2%	4.8%	900,100	4.8%	4.8%
Neuberger Berman(8)	893,041	5.1%	4.7%	893,041	4.8%	4.7%
SuNOVA(9)	890,000	5.1%	4.7%	890,000	4.8%	4.7%
Credit Suisse(10)	885,517	5.1%	4.7%	885,517	4.7%	4.7%
Series C Convertible Preferred Stock:
Abbott Capital 1330 Investors I(5)	200,000	66.7%	5.1%	0	—	—
Northwestern Mutual Life Insurance Company(11)	50,000	16.7%	1.3%	0	—	—
Jackson National Life Insurance Company(12)	49,251	16.4%	1.3%	49,251	98.5%	1.3%

(1)	Assumes over-allotment option is not exercised.

(2)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. The number of shares of common stock into which each share of Series C convertible preferred stock is convertible is calculated by multiplying the number of preferred shares to be converted by $100 and dividing the result by the conversion price, which is currently $20.58 per share.

(3)	According to a Schedule 13G filed by Welsh, Carson, Anderson & Stowe VII, L.P. (“WCAS VII”) and WCAS Healthcare Partners, L.P. (“WCAS HP”), WCAS VII has sole voting and dispositive power with respect to 7,636,475 shares of common stock and WCAS HP has sole voting and dispositive power with respect to 61,020 shares of common stock. The address for these Welsh Carson entities is 320 Park Avenue, Suite 2500, New York, New York 10022.

(4)	According to a Schedule 13G filed by RS Investment Management Co. LLC, RS Investment Management, L.P. and George R. Hecht, these persons and entities have shared voting and dispositive power with respect to 1,504,793 shares of common stock. The Schedule 13G provides that RS Investment Management Co. LLC is the parent company of registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock. In addition, they reported that no individual client’s holdings of shares of common stock are more than five percent of the outstanding shares. The address for RS Investment Management is 388 Market Street, Suite 1700, San Francisco, California 94111.

(5)	According to a Schedule 13G filed by Abbott Capital 1330 Investors I, LP, Abbott Capital 1330 GenPar I, LLC, Abbott Capital Management, LLC, Raymond L. Held, Thaddeus I. Gray, Jonathan D. Roth, Kathryn J. Stokel, Lauren M. Massey and Charles H. van Horne, the foregoing have shared voting and dispositive power with respect to 971,817 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock. The address for Abbott Capital is 1211 Avenue of the Americas, Suite 4300, New York, New York 10036-5422.

(6)	According to a Schedule 13G filed by Teachers Insurance and Annuity Association of America (“Teachers”), Teachers has sole voting and dispositive power with respect to 971,817 shares of common stock that may be acquired pursuant to the conversion of Series D convertible preferred stock into non-voting common stock, and the subsequent conversion of the non-voting common stock into common stock. The address for Teachers Insurance and Annuity Association of America is 730 Third Avenue, New York, New York 10017.

(7)	According to a Schedule 13G filed by Wells Fargo & Company (“Wells Fargo”) and Wells Capital Management Incorporated (“Wells Capital”), Wells Fargo has sole voting power with respect to 817,900 shares of common stock and sole dispositive power with respect to 900,100 shares of common stock and Wells Capital has sole voting power with respect to 817,900 shares of common stock and sole dispositive power with respect to 883,700 shares of common stock. The address for Wells Fargo is 420 Montgomery Street, San Francisco, California 94104. The address for Wells Capital is 525 Market Street, San Francisco, California 94105.

(8)	According to a Schedule 13G filed by Neuberger Berman, Inc. (“NBI”), NBI has sole voting power with respect to 124,959 shares of common stock and, together with Neuberger Berman, LLC (“NBLLC”) and Neuberger Berman Management Inc. (“NBMI”), is deemed to have shared voting power with respect to 283,682 shares of common stock. The Schedule 13G provides that the remaining shares beneficially owned by NBI are for individual client accounts of NBLLC over which NBLLC does not have voting power. The Schedule 13G further provides that NBI, NBLLC and NBMI have shared dispositive power with respect to 893,041 shares of common stock. The address for NBI is 605 Third Avenue, New York, New York 10158.

(9)	According to a Schedule 13G filed by SuNOVA Partners, L.P. (“SuNOVA Partners”), SuNOVA Long-Term Opportunity Fund, L.P. (“SuNOVA Long-Term”), SuNOVA Holdings, LLC (“SuNOVA Holdings”), SuNOVA Capital, LP (“SuNOVA Capital”), SuNOVA, LLC (“SuNOVA LLC”), Mr. Matthew Byrnes and Ms. Felice Gelman, SuNOVA Partners has shared voting and dispositive power with respect to 292,900 shares of common stock, SuNOVA Long-Term has shared voting and dispositive power with respect to 55,650 shares of common stock, SuNOVA Holdings has shared voting and dispositive power with respect to 348,550 shares of common stock, each of SuNOVA Capital and SuNOVA LLC has shared voting and dispositive power with respect to 541,450 shares of common stock, and each of Matthew Byrnes and Felice Gelman has shared voting and dispositive power with respect to 890,000 shares of common stock. The address for SuNOVA is 780 Third Avenue, 5th Floor, New York, New York 10017.

(10)	According to a Schedule 13G filed by Credit Suisse, Credit Suisse shares voting and dispositive power with respect to 885,517 shares of common stock. The address for Credit Suisse is Eleven Madison Avenue, New York, New York 10010.

(11)	The number of shares of common stock to be issued upon conversion of the shares of Series C convertible preferred stock will represent less than five percent of both the outstanding shares of common stock and the percentage of total vote. The address for Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(12)	The number of shares of common stock to be issued upon conversion of the shares of Series C convertible preferred stock will represent less than five percent of both the outstanding shares of common stock and the percentage of total vote. The address for Jackson National Life Insurance Company is c/o PPM America, Inc., 225 West Wacker Drive, Chicago, Illinois 60606.

Selling Shareholders

			Beneficial Ownership
	Number of		After the Offering
	Common Shares	Number of		Percentage of
	Beneficially Owned	Common Shares	Number of	Outstanding	Percentage of
Selling Shareholder	Prior to the Offering	to be Sold(1)	Shares	Shares	Total Vote(2)

Welsh Carson	7,697,495	6,536,473	1,161,022	6.2%	6.1%
Abbott Capital 1330 Investors I(3)	971,817	971,817	0	—	—
Northwestern Mutual Life Insurance Company(4)	242,954	242,954	0	—	—
Russell L. Carson(5)	64,506	55,224	9,282	*	*
The Bruce K. Anderson 2004 Irrevocable Trust(5)	64,506	55,224	9,282	*	*
Thomas E. McInerney(5)	12,892	11,037	1,855	*	*
Paul B. Queally(5)	7,210	4,413	2,797	*	*
Jill Hanau	4,836	4,836	0	—	—
Robert A. Minicucci(5)	4,836	4,140	696	*	*
Anthony de Nicola(5)	2,579	2,208	371	*	*

*	Less than 1%.

(1)	Assumes over-allotment option is not exercised.

(2)	Combined voting power of common stock and Series C convertible preferred stock. Each share of common stock is entitled to one vote and each share of Series C convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. The number of shares of common stock into which each share of Series C convertible preferred stock is convertible is calculated by multiplying the number of preferred shares to be converted by $100 and dividing the result by the conversion price, which is currently $20.58 per share.

(3)	Represents shares of common stock to be issued upon conversion of 200,000 shares of convertible preferred stock immediately prior to the completion of this offering. Abbott Capital acquired its shares of convertible preferred stock in 1998.

(4)	Represents shares of common stock to be issued upon conversion of 50,000 shares of convertible preferred stock immediately prior to the completion of this offering. Northwestern Mutual acquired its shares of convertible preferred stock in 1998.

(5)	Selling shareholder is an affiliate of Welsh, Carson, Anderson & Stowe.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Registration Rights Agreement

We have entered into a registration rights agreement with the holders of our convertible preferred stock and certain holders of our common stock, including Paul B. Queally, Sean M. Traynor, the Jared Morris 1997 Trust and Welsh Carson. Under the registration rights agreement, these holders may require us to register any or all of their shares of common stock (including shares of common stock issuable upon conversion of our outstanding convertible preferred stock) under the Securities Act of 1933, upon the request of:

•	the holders of a majority of certain shares of our common stock, including shares held by Mr. Queally, Mr. Traynor and Welsh Carson;

•	the holders of 33% of the shares of our common stock previously issued upon exercise of certain warrants issued by the Company in 1998, including shares held by Mr. Queally and Welsh Carson; or

•	the holders of a majority of our convertible preferred stock.

In addition, the holders of our convertible preferred stock and common stock that are party to the registration rights agreement have the right to request that we:

•	register shares of their common stock (including shares of common stock issuable upon conversion of our outstanding convertible preferred stock) with an anticipated aggregate sale price of at least $1.0 million under the Securities Act on a Form S-3 registration statement; and

•	include shares of their common stock in any registration statement whenever we propose to register our common stock under the Securities Act.

We have agreed to pay all expenses, other than underwriting discounts and commissions, in connection with these registrations, including legal and accounting fees incurred by us, printing costs and the fees of one law firm for the selling shareholders. In addition, we have agreed to indemnify these holders of our common stock and convertible preferred stock against certain liabilities, including liabilities under the Securities Act. This offering was initiated by Welsh Carson’s exercise of its registration rights under this agreement.

Concentra Inc.

We have entered into arm’s length agreements with subsidiaries of Concentra Inc., pursuant to which they provide us with health care management, cost containment and claims management services. Affiliates of our principal shareholder, Welsh Carson, beneficially own a majority of the outstanding shares of common stock of Concentra. One of our current directors, Paul B. Queally, is a managing partner of the sole general partner of Welsh Carson and of other Welsh, Carson, Anderson & Stowe partnerships. Sean M. Traynor, one of our current directors, is also a managing partner of the sole general partner of other Welsh, Carson, Anderson & Stowe partnerships. In addition, Mr. Queally is a director of Concentra. Under the terms of these agreements, we made payments to subsidiaries of Concentra of approximately $1.3 million for the nine months ended September 30, 2006 and in 2005.

DESCRIPTION OF CAPITAL STOCK

Overview

AMERISAFE is authorized to issue 69,000,000 shares of capital stock, consisting of:

•	3,000,000 shares of preferred stock, par value $0.01 per share, of which:

•	1,500,000 shares are designated as Series A preferred stock, of which 862,924 shares have been canceled and retired and cannot be reissued; and

•	1,500,000 shares are designated as Series B preferred stock;

•	500,000 shares of convertible preferred stock, par value $0.01 per share, of which:

•	300,000 shares are designated as Series C convertible deferred pay preferred stock; and

•	200,000 shares are designated as Series D non-voting convertible deferred pay preferred stock;

•	500,000 shares of Series E preferred stock, par value $0.01 per share, of which 317,744 shares have been canceled and retired and cannot be reissued;

•	10,000,000 shares of junior preferred stock, par value $0.01 per share;

•	50,000,000 shares of common stock, par value $0.01 per share; and

•	5,000,000 shares of convertible non-voting common stock, par value $0.01 per share.

As of October 31, 2006, the following shares of our capital stock were outstanding:

•	300,000 shares of Series C convertible preferred stock;

•	200,000 shares of Series D convertible preferred stock; and

•	17,446,110 shares of common stock.

As of October 31, 2006, there were no shares of Series A, Series B or Series E preferred stock, junior preferred stock or non-voting common stock outstanding. There were 41 holders of record of our common stock as of October 31, 2006. Our Series C and Series D convertible preferred stock are collectively referred to in this prospectus as our “convertible preferred stock.”

For additional information regarding our authorized capital stock, see Note 12 to our consolidated financial statements for the year ended December 31, 2005 included elsewhere in this prospectus.

Summary of Recent Capital Stock Transactions

Initial Public Offering

We completed our initial public offering on November 23, 2005 with the sale of 8,000,000 shares of common stock at $9 per share. Prior to that time, there was no public market for our common stock. The shares were registered under the Securities Act of 1933 under a Registration Statement on Form S-1 (Registration No. 333-127133) that was declared effective by the SEC on November 17, 2005. The Registration Statement also covered an additional 1,200,000 shares of common stock made available for sale by certain of our shareholders pursuant to an option granted to the underwriters. On December 9, 2005, the underwriters exercised the option to purchase 485,750 shares of common stock from the selling shareholders. The sale of these shares closed on December 14, 2005. The company did not receive any of the proceeds from the sale of shares by the selling shareholders. The managing underwriters in the offering were Friedman, Billings, Ramsey & Co., Inc. and William Blair & Company, L.L.C.

Our net proceeds from the initial public offering were approximately $63.2 million, after deducting approximately $5.0 million in underwriting discounts and commissions and approximately $3.7 million in other expenses related to the offering. We used approximately $5.1 million of our net proceeds to redeem 50,410 shares of our Series A preferred stock and approximately $5.1 million to redeem all of our outstanding shares of Series E preferred stock. We retained approximately $53.0 million of our net proceeds from the offering. Of this amount, we contributed $45.0 million to our insurance company subsidiaries. The remaining $8.0 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to support our anticipated growth and for general corporate purposes, including to pay interest on our outstanding subordinated notes and to fund other holding company operations. Except for the contribution of proceeds to our insurance company subsidiaries and payments made in connection with the redemption of our Series A preferred stock and Series E preferred stock, no proceeds from the offering were paid to our directors, officers, affiliates or holders of ten percent or more of any class of our equity securities. Except for certain expenses related to the offering paid by the company on behalf of the selling shareholders pursuant to the terms of a registration rights agreement, dated March 18, 1998, by and among the company and the shareholders of the company named therein, no expenses related to the offering were paid to our directors, officers, affiliates or holders of ten percent or more of any class of our equity securities.

Series A Preferred Stock Redemption and Exchange

In connection with our initial public offering and in accordance with the terms of our articles of incorporation, we used approximately $5.1 million of the proceeds from that offering to redeem 50,410 outstanding shares of our Series A preferred stock. In accordance with the terms of our Series A preferred stock set forth in our articles of incorporation, holders of not less than two-thirds of our Series A preferred stock elected to exchange all shares of Series A preferred stock that remained outstanding after the redemption for shares of our common stock. We issued 9,120,948 shares of our common stock in connection with the exchange of outstanding shares of our Series A preferred stock.

Series E Preferred Stock Redemption

In connection with our initial public offering and in accordance with the terms of our articles of incorporation, we used approximately $5.1 million of the proceeds from that offering to redeem 45,308 shares of Series E preferred stock, representing all outstanding shares of our Series E preferred stock.

Authorized Capital Stock

The following is a summary of certain provisions of our outstanding common stock and convertible preferred stock, as well as our authorized but unissued junior preferred stock and non-voting common stock (which non-voting common stock is issuable upon conversion of our Series D convertible preferred stock). This summary is qualified in its entirety by the provisions of our articles of incorporation, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Common Stock and Non-Voting Common Stock

Voting. Each holder of our common stock is entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock vote together as a single class with the holders of our Series C convertible preferred stock. Holders of shares of non-voting common stock are not entitled to vote on any matter to be voted on by our shareholders, except as required by Texas law.

Dividends. Holders of common stock and non-voting common stock are entitled to receive dividends, on an equal basis, at the time and in the amount as our board may from time to time determine, subject to any preferential amounts payable to holders of our outstanding preferred stock. Our articles of incorporation prohibit us from paying dividends on our common stock and non-voting common stock (other than in additional shares of common stock or non-voting common stock, as applicable) without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock. If holders of our convertible preferred stock consent to the payment of a dividend by us, we must pay a dividend to the holders of our convertible preferred stock (on an as-converted to common stock or non-voting common stock basis) equal to the dividend we pay to the holders of our common stock and non-voting common stock.

Stock Repurchases. Our articles of incorporation prohibit us from purchasing or redeeming any shares of our common stock or non-voting common stock without the consent of the holders of two-thirds of the outstanding shares of our convertible preferred stock.

Liquidation. Upon a liquidation and dissolution of our company, the holders of common stock and non-voting common stock are entitled to receive, on an equal basis, all assets available for distribution to shareholders, subject to any preferential amounts payable to holders of our then-outstanding series of preferred stock.

Issuance and Conversion of Non-Voting Common Stock. Shares of our non-voting common stock are issuable upon conversion of our Series D convertible preferred stock at the option of the holders of our Series D convertible preferred stock. At the option of the holder, each share of non-voting common stock may be converted at any time into one share of common stock.

Convertible Preferred Stock

Voting. Each holder of our Series C convertible preferred stock is entitled to one vote for each share of our common stock into which the Series C convertible preferred stock is convertible on all matters to be voted on by our shareholders. Holders of our Series C convertible preferred stock vote together as a single class with holders of our common stock. The Series D convertible preferred stock is non-voting. However, the holders of Series C convertible preferred stock and Series D convertible preferred stock have the right to vote as a separate class on any amendment to our articles of incorporation that would adversely affect the rights, privileges and preferences of the convertible preferred stock.

In addition, the holders of two-thirds of our convertible preferred stock must approve any payment of a dividend or distribution on our common stock or non-voting common stock (other than in additional shares of common stock or non-voting common stock, as applicable) or the purchase or redemption of any shares of our common stock or non-voting common stock.

Dividends. If the holders of two-thirds of our outstanding convertible preferred stock consent to the declaration or payment of a dividend by us to the holders of our common stock or non-voting common stock, the holders of our outstanding convertible preferred stock will receive a dividend payable on an as-converted to common stock or non-voting common stock, as applicable, basis equal to the dividend to be paid to the holders of our common stock and non-voting common stock.

Liquidation Rights. Upon any liquidation, dissolution or winding up of our company, holders of our convertible preferred stock are entitled to receive, in cash, an amount equal to the greater of:

•	$100 for each share of convertible preferred stock outstanding, plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends; and

•	the amount distributable to the holders of our convertible preferred stock upon liquidation, dissolution or winding up had the holders converted their shares into common stock or non-voting common stock, as the case may be, in accordance with the terms of the convertible preferred stock immediately prior to liquidation, dissolution or winding up.

All liquidation payments in respect of shares of our convertible preferred stock are required to be paid before any distribution is made in respect of our Series A preferred stock, junior preferred stock, common stock and non-voting common stock.

Conversion. The Series C convertible preferred stock is convertible into our common stock, and the Series D convertible preferred stock is convertible into our non-voting common stock, in each case at a conversion rate calculated by multiplying the number of shares to be converted by $100 and dividing the result by the then-applicable conversion price, as adjusted from time to time. As of the date of this prospectus, the conversion price was $20.58 per share. Our convertible preferred stock is convertible:

•	at any time at the option of the holder;

•	at our option at any time following the consummation of any public offering of our equity securities or a change of control of our company if the closing price for our common stock for the prior 20 trading days is, or the proceeds from the change of control results in a value for our outstanding common stock of, at least $651.60 per share; and

•	automatically upon consummation of a public offering of our common stock with gross proceeds to us of at least $40.0 million at a price to the public of at least $651.60 per share, subject to adjustment to reflect stock splits, combinations and stock dividends.

Conversion Price Adjustments. Subject to certain exceptions, the conversion price will be adjusted if we issue or sell shares of our common stock or non-voting common stock (including options to acquire shares and securities convertible into or exchangeable for shares of common stock or non-voting common stock) without consideration or for a consideration per share less than the market price of our common stock or non-voting common stock in effect immediately prior to the issuance or sale. In that event, the conversion price will be reduced to a conversion price (calculated to the nearest cent) determined by dividing:

•	an amount equal to the sum of:

•	the number of shares of common stock and non-voting common stock outstanding immediately prior to the issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding convertible preferred stock) multiplied by the then-existing market price of our common stock; plus

•	the consideration, if any, received by us upon the issuance or sale; by

•	the total number of shares of common stock and non-voting common stock outstanding immediately after such issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding convertible preferred stock, without giving effect to any adjustment in the number of shares issuable by reason of such issue and sale).

If we issue or sell shares of common stock or non-voting common stock for cash, the cash consideration received will be deemed to be the amount received by us, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by us. If we issue or sell shares of common stock or non-voting common stock for a consideration other than cash, the amount of the consideration other than cash received shall be deemed to be the fair value of such consideration as determined in good faith by our board of directors, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by us.

No adjustments to the conversion price are required for issuances of shares of our common stock or non-voting common stock upon any conversion of our convertible preferred stock, under our equity incentive plans or in connection with any acquisition by us.

No adjustments to the conversion price are required as a result of this offering because we are not issuing any shares of common stock.

Redemption. Following a change of control of our company, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 plus the cash value, calculated at $100 per share, of all accrued and unpaid dividends. Our articles of incorporation define a change of control of our company for this purpose to include:

•	the sale, lease or transfer of all or substantially all of our assets in one or a series of related transactions to any person; or

•	the acquisition of beneficial ownership by any person, other than Welsh Carson, in one or a series of related transactions, of our voting stock representing more than 50% of the voting power of all outstanding shares of our voting stock, whether by merger, consolidation or otherwise, other than by way of a public offering of our equity securities.

In addition, we may at any time, on 30 days’ notice, redeem all, but not less than all, shares of convertible preferred stock at a redemption price of $103.50 plus the cash value, calculated at $100 per share, of any accrued and unpaid dividends. Until payment of the redemption price, we may not make any payment or distribution upon any preferred stock, common stock or non-voting common stock.

Blank Check Junior Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue up to ten million shares of junior preferred stock in one or more series. In addition, our board may fix the rights, preferences and privileges of any series of junior preferred stock it may determine to issue. Subject to the rights, preferences and privileges of our convertible preferred stock, these rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by our board, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, junior preferred stock could be issued with terms that could delay or prevent a change of control or make removal of our management more difficult. In addition, issuance of junior preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of junior preferred stock.

Anti-Takeover Provisions

Texas Business Corporation Act. We are subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging, under certain circumstances, in a “business combination” with any “affiliated shareholder” for a period of three years following the date that the shareholder became an affiliated shareholder unless:

•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

•	not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder.

Part 13 of the TBCA defines a “business combination” to include:

•	any merger, share exchange or conversion involving the corporation and the affiliated shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the affiliated shareholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder;

•	the adoption of a plan or proposal for our liquidation or dissolution proposed by or pursuant to an agreement with the affiliated shareholder;

•	a reclassification, recapitalization or merger proposed by or pursuant to an agreement with the affiliated shareholder that has the effect of increasing the proportionate ownership percentage of the affiliated shareholder; or

•	the receipt by the affiliated shareholder of the benefit of any loan, advance, guarantee, pledge or other financial benefit provided by or through the corporation.

In general, Part 13 of the TBCA defines an “affiliated shareholder” as any shareholder who beneficially owns 20% or more of the corporation’s outstanding voting shares, as well as any entity or person affiliated with or controlling or controlled by the shareholder.

A Texas corporation may opt out of Part 13 of the TBCA with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from an amendment approved by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder. We have not opted out of the provisions of Part 13 of the TBCA.

Louisiana and Texas Insurance Law. Two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such transaction. For additional information, see “Business—Regulation—Change of Control.”

Charter and Bylaw Provisions. The following summary of certain provisions of our articles of incorporation and bylaws is qualified in its entirety by our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our articles of incorporation provide that shareholders are prohibited from taking action by written consent, unless the consent is unanimous. In addition, our articles of incorporation:

•	prohibit the use of cumulative voting in the election of directors; and

•	authorize our board to issue blank check junior preferred stock to increase the amount of outstanding shares.

Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Our articles of incorporation provide that special meetings of our shareholders may be called only by the chairman of our board, our president, a majority of our board of directors or by holders of at least 25% of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of AMERISAFE. Should any shareholder desire to present business at any meeting, including nominating a candidate for director, they must comply with certain advance notice provisions in our bylaws.

Our articles of incorporation and bylaws provide that the authorized number of our directors is fixed by our board of directors. In addition, our articles of incorporation and bylaws provide that our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. The classification and term of office for each of our directors upon completion of this offering is noted in the table listing our directors and executive officers under “Management—Directors, Executive Officers and Key Employees.” As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a classified board.

Our bylaws provide that vacancies in our board may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any newly created directorships may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Our bylaws provide that, at any meeting of shareholders called for that purpose, any director may be removed for cause by the affirmative vote of the holders of at least two-thirds of the shares of our stock entitled to vote for the election of directors.

As described above, our board is authorized to issue up to ten million shares of junior preferred stock and to determine the price and the rights, preferences and privileges of these shares, without shareholder approval, which could also delay or prevent a change of control transaction.

The terms of our convertible preferred stock could impede a change of control of our company. Following a change of control, holders of our convertible preferred stock have the right to require us to redeem their shares at a redemption price of $100 plus the cash value, calculated at $100 per share, of any accrued and unpaid dividends. The cost associated with the redemption of our convertible preferred stock could have the effect of discouraging a future change of control of our company. See “—Authorized Capital Stock—Convertible Preferred Stock—Redemption.”

These provisions contained in our articles of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change of control of us or our management (including transactions in which shareholders might otherwise receive a premium for their shares over the then-current prices) and may limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our shares of common stock are listed on the NASDAQ Global Select Market under the symbol “AMSF.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the perception that sales may occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

As of the date of this prospectus, we have 17,446,110 shares of common stock outstanding. Of these shares, 9,652,751 shares are freely tradable without restriction or further registration under the Securities Act. In addition, 7,793,359 shares are held by our affiliates (as that term is defined in Rule 144 of the Securities Act), including the 6,536,473 shares held by Welsh Carson that are being sold in this offering (7,697,495 shares if the over-allotment option is exercised in full) pursuant to a registration rights agreement with our company. See “—Registration Rights Agreement” below. Affiliates of our company must comply with Rule 144 of the Securities Act when they sell shares of our common stock. See “—Rule 144 Sales by Affiliates” below.

In addition, 2,429,541 shares of our common stock are issuable upon the conversion of our convertible preferred stock, based on a conversion price of $20.58 as of the date of this prospectus. This conversion price is subject to further adjustment pursuant to the terms of our convertible preferred stock. Following the conversion of shares of our convertible preferred stock in connection with the completion of this offering, our then-outstanding shares of convertible preferred stock will be convertible into 1,214,770 shares of common stock. Upon conversion, these shares of common stock will be freely tradable without restriction or further registration under the Securities Act.

Further, 1,548,500 shares are issuable upon the exercise of outstanding options that we granted to our executive officers and other employees in connection with our initial public offering price in November 2005. Options to purchase an additional 100,000 shares of our common stock were granted in September 2006. All outstanding options vest 20% each year commencing on the first anniversary of the grant date.

Lock-Up Agreements

Each of our directors, our officers and the selling shareholders has agreed with the underwriters not to sell, contract to sell, pledge, dispose of or hedge any shares of stock (or securities convertible into, or exchangeable for, shares of our common stock) for a period of 90 days under agreements, referred to as “lock-up agreements,” without the consent of the underwriters. The lock-up agreement with Arthur L. Hunt will terminate on November 30, 2006 upon his retirement from the Company. The conditions of these lock-up agreements may be waived by the underwriters. Upon completion of this offering, 1,543,359 shares of our common stock, including shares issuable upon the exercise of options exercisable within 60 days of the date of this prospectus, will be subject to lock-up agreements (360,109 shares if the over-allotment option is exercised in full).

Rule 144 Sales by Affiliates

Affiliates of our company must comply with Rule 144 of the Securities Act when they sell shares of our common stock. In general, under these rules, persons who acquire shares of common stock, other than in a public offering registered with the SEC, are required to hold those shares for a period of one year. Shares acquired in a registered public offering or held for more than one year may be sold by an affiliate subject to certain conditions. An affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (174,461 shares); and

•	the average weekly trading volume of the common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about our company, including the requirement that we have been subject to the reporting requirements of the Securities Exchange Act of 1934 for at least 90 days immediately preceding any sale of securities.

Registrations on Form S-8

On November 29, 2005, we filed Form S-8 registration statements under the Securities Act to register 1,900,000 shares of common stock issuable under our 2005 equity incentive plan and 50,000 shares of common stock issuable under our 2005 non-employee restricted stock plan. Shares issued under these registration statements will be available for sale in the open market upon issuance, unless the shares are subject to Rule 144 limitations applicable to affiliates, vesting restrictions with us or the lock-up restriction described above.

Registration Rights

We have granted registration rights to certain holders of our common stock and holders of our convertible preferred stock. These holders own 11,324,900 shares of our common stock (including 2,429,541 shares of common stock issuable upon conversion of our convertible preferred stock) that they may require us to register for sale under the Securities Act pursuant to the registration rights agreement. This offering was initiated by Welsh Carson’s exercise of its registration rights. Immediately after completion of this offering, these holders will own 3,436,574 shares of our common stock (2,253,324 shares if the over-allotment option is exercised in full), including 1,214,770 shares issuable upon conversion of our then-outstanding convertible preferred stock. See “Certain Relationships and Related Transactions—Registration Rights Agreement.”

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us, the selling shareholders and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., or FBR, William Blair & Company, L.L.C., SunTrust Capital Markets, Inc. and Cochran Caronia Waller Securities LLC are acting as representatives, the selling shareholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
William Blair & Company, L.L.C.
SunTrust Capital Markets, Inc.
Cochran Caronia Waller Securities LLC

Total

The selling shareholders have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis in relation to the number of shares being offered at the public offering price less underwriting discounts and commissions, up to an additional 1,183,250 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions specified in the underwriting agreement, to purchase that number of additional shares.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the same offering price less a concession not to exceed $      per share. The underwriters may allow, and certain dealers may re-allow, a discount not to exceed $      per share to certain other dealers.

The table below provides information regarding the per share and total underwriting discounts and commissions the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,183,250 additional shares.

	No Exercise of	Full Exercise of
	Over-Allotment Option	Over-Allotment Option

Per Share	$	$
Total	$	$

We have agreed to reimburse FBR for certain expenses incurred in connection with this offering, including blue sky fees and related expenses and the fees of an independent actuary firm, in an amount up to $100,000.

FBR may provide us with investment banking and financial advisory services in the future, for which it may receive customary compensation. In this regard, until November 23, 2006, the first anniversary of the completion of our initial public offering, we have granted FBR a right of first refusal to act as placement agent for any future trust preferred transactions in which we may participate.

We estimate that the total expenses of the offering payable by us will be approximately $1.1 million.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the- counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, our current directors, officers and the selling shareholders have agreed that, without the prior written consent of the representatives, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The lock-up agreement with Arthur L. Hunt will terminate on November 30, 2006 upon his retirement from the Company.

The representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements. However, the representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 90-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

FBR will facilitate Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by FBR. Other than the prospectus in electronic format, the information on the FBR web site is not part of this prospectus.

Our shares of common stock are traded on the NASDAQ Global Select Market under the symbol “AMSF.”

LEGAL MATTERS

Jones Day in Dallas, Texas will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Lord, Bissell & Brook LLP in Chicago, Illinois will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements and financial statement schedules of AMERISAFE, Inc. and its subsidiaries at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement, including the agreements and other documents filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to the agreement or document to which it refers.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website at www.amerisafe.com. The information on our website is not part of this prospectus. In addition, we will provide copies of our filings free of charge to our shareholders upon request. Our SEC filings, including the registration statement of which this prospectus is a part, are also available to you on the SEC’s Internet site at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	September 30,	December 31,
	2006	2005
	(Unaudited)

Assets
Investments:
Fixed maturity securities—held-to-maturity, at amortized cost	$524,086	$465,648
Fixed maturity securities—available-for-sale, at fair value	633	1,695
Equity securities—available-for-sale, at fair value	53,056	66,275

Total investments	577,775	533,618
Cash and cash equivalents	61,778	49,286
Amounts recoverable from reinsurers	122,792	122,562
Premiums receivable, net	145,621	123,934
Deferred income taxes	26,689	22,413
Accrued interest receivable	6,200	4,597
Property and equipment, net	6,022	6,321
Deferred policy acquisition costs	19,785	16,973
Deferred charges	4,003	3,182
Other assets	14,369	9,434

	$985,034	$892,320

Liabilities, redeemable preferred stock and shareholders’ equity
Liabilities:
Reserves for loss and loss adjustment expenses	$520,843	$484,485
Unearned premiums	151,403	124,524
Reinsurance premiums payable	—	694
Amounts held for others	1,706	1,484
Policyholder deposits	38,189	38,033
Insurance-related assessments	39,647	35,135
Federal income tax payable	—	1,677
Accounts payable and other liabilities	25,490	22,852
Subordinated debt securities	36,090	36,090

Total liabilities	813,368	744,974

Redeemable preferred stock	50,000	50,000

Shareholders’ equity:
Common stock:
Voting—$0.01 par value; issued and outstanding shares—17,446,110 in 2006 and 17,424,054 in 2005	174	174
Additional paid-in capital	145,860	145,206
Accumulated deficit	(31,027)	(54,346)
Accumulated other comprehensive income	6,659	6,312

	121,666	97,346

	$985,034	$892,320

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Unaudited)

Revenues
Gross premiums written	$82,951	$70,658	$255,920	$231,182
Ceded premiums written	(4,894)	(5,233)	(14,069)	(14,930)

Net premiums written	$78,057	$65,425	$241,851	$216,252

Net premiums earned	$74,991	$64,338	$214,972	$189,370
Net investment income	6,316	4,335	18,132	11,985
Net realized gains on investments	346	563	2,581	1,337
Fee and other income	195	120	550	426

Total revenues	81,848	69,356	236,235	203,118

Expenses
Loss and loss adjustment expenses incurred	51,743	45,189	149,989	155,625
Underwriting and certain other operating costs	9,089	8,881	26,524	23,578
Commissions	4,925	4,047	13,811	11,869
Salaries and benefits	4,195	3,920	12,404	10,968
Interest expense	923	735	2,579	2,061
Policyholder dividends	216	65	563	451

Total expenses	71,091	62,837	205,870	204,552

Income (loss) before income taxes	10,757	6,519	30,365	(1,434)
Income tax expense (benefit)	2,492	1,709	7,046	(1,960)

Net income	8,265	4,810	23,319	526
Preferred stock dividends	—	(2,422)	—	(7,142)

Net income (loss) available to common shareholders	$8,265	$2,388	$23,319	$(6,616)

Earnings per share
Basic	$0.42	$6.05	$1.17	$(22.07)

Diluted	$0.42	$6.05	$1.17	$(22.07)

Shares used in computing earnings per share
Basic	17,424,054	299,774	17,422,413	299,774

Diluted	17,432,597	299,774	17,431,263	299,774

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)

							Accumulated
	Series E				Additional		Other
	Preferred Stock		Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

Balance at January 1, 2005	17,653	1,765	299,774	3	—	(51,683)	7,053	(42,862)
Comprehensive income:
Net income	—	—	—	—	—	5,930	—	5,930
Other comprehensive income:
Change in unrealized gains, net of tax	—	—	—	—	—	—	(741)	(741)

Comprehensive income:								5,189
Dividends paid in Series A preferred stock	—	—	—	—	—	(4,376)	—	(4,376)
Dividends paid in Series E preferred stock	27,655	2,766	—	—	—	(2,766)	—	—
IPO—Common stock issued	—	—	8,000,000	80	71,920	—	—	72,000
IPO—Common stock issued in exchange for Series A preferred stock	—	—	9,120,948	91	81,997	(837)	—	81,251
IPO—Restricted common stock issued	—	—	3,332	—	—	—	—	—
Deferred stock options granted	—	—	—	—	53	—	—	53
IPO—Series A preferred stock redeemed	—	—	—	—	—	(52)	—	(52)
IPO—Series E preferred stock redeemed	(45,308)	(4,531)	—	—	—	(562)	—	(5,093)
IPO—Offering costs:
Underwriting discount	—	—	—	—	(5,040)	—	—	(5,040)
Other IPO expenses	—	—	—	—	(3,724)	—	—	(3,724)

Balance at December 31, 2005	—	—	17,424,054	174	145,206	(54,346)	$6,312	97,346
Comprehensive income:
Net income	—	—	—	—	—	23,319	—	23,319
Other comprehensive income:
Change in unrealized gains, net of tax	—	—	—	—	—	—	347	347

Comprehensive income:								23,666
Share-based compensation	—	—	—	—	513	—	—	513
Restricted common stock issued	—	—	—	—	138	—	—	138
Tax benefit of share-based compensation	—	—	—	—	3	—	—	3
Balance at September 30, 2006	—	$—	17,424,054	$174	$145,860	$(31,027)	$6,659	$121,666

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Unaudited)

Operating Activities
Net income	$8,265	$4,810	$23,319	$526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	514	551	1,443	1,705
Net amortization of investments	600	542	1,910	1,541
Deferred income taxes	(1,547)	(43)	(4,463)	(7,470)
Net realized gains on investments	(346)	(563)	(2,581)	(1,337)
Gain on sale of asset	(39)	—	(82)	—
Share-based compensation	193	—	651	—
Changes in operating assets and liabilities:
Premiums receivable	(1,782)	4,892	(21,687)	(25,920)
Accrued interest receivable	(768)	(1,264)	(1,603)	(1,568)
Deferred policy acquisition costs and deferred charges	(57)	600	(3,633)	(6,692)
Other assets	1,574	(42)	(4,935)	(1,398)
Reserves for loss and loss adjustment expenses	15,783	12,067	36,358	37,014
Unearned premiums	3,066	1,087	26,879	26,882
Reinsurance balances	(3,199)	52,643	(230)	76,203
Amounts held for others and policyholder deposits	(63)	(278)	378	2,333
Accounts payable and other liabilities	253	943	4,779	9,622

Net cash provided by operating activities	22,447	75,945	56,503	111,441

Investing Activities
Purchases of investments held-to-maturity	(15,320)	(94,577)	(113,312)	(133,799)
Purchases of investments available-for-sale	(1,782)	(9,306)	(20,905)	(34,353)
Proceeds from maturities of investments held-to-maturity	6,008	24,275	51,717	43,477
Proceeds from sales and maturities of investments available-for-sale	19,706	7,288	39,547	19,624
Purchases of property and equipment	(509)	(250)	(1,147)	(977)
Proceeds from sales of property and equipment	41	—	86	3

Net cash provided by (used in) investing activities	8,144	(72,570)	(44,014)	(106,025)

Financing Activities
Initial public offering costs incurred	—	(1,994)	—	(1,994)
Tax benefit from share-based payments	—	—	3	—

Net cash provided by (used in) financing activities	—	(1,994)	3	(1,994)

Change in cash and cash equivalents	30,591	1,381	12,492	3,422
Cash and cash equivalents at beginning of period	31,187	27,462	49,286	25,421

Cash and cash equivalents at end of period	$61,778	$28,843	$61,778	$28,843

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

Note 1.	Basis of Presentation

AMERISAFE, Inc. (the “Company”) is an insurance holding company incorporated in the state of Texas. Based on voting shares, the Company is 40.7% owned by Welsh, Carson, Anderson and Stowe VII L.P. and its affiliate WCAS Healthcare Partners, L.P. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries: American Interstate Insurance Company (“AIIC”), Silver Oak Casualty, Inc. (“SOCI”), American Interstate Insurance Company of Texas (“AIICTX”), Amerisafe Risk Services, Inc. (“RISK”) and Amerisafe General Agency, Inc. (“AGAI”). AIIC and SOCI are property and casualty insurance companies organized under the laws of the state of Louisiana. AIICTX is a property and casualty insurance company organized under the laws of the state of Texas. RISK, a wholly-owned subsidiary of the Company, is a claims and safety service company servicing only affiliate insurance companies. AGAI, a wholly-owned subsidiary of the Company, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI and AIICTX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the Company and its consolidated subsidiaries. The terms “AMERISAFE,” the “Company,” “we,” “us,” or “our” refer to AMERISAFE, Inc. and its consolidated subsidiaries, as the context requires.

The Company provides workers’ compensation and general liability insurance for small to mid-sized employers engaged in hazardous industries, principally construction, trucking and logging. Assets and revenues of AIIC represent more than 99% of comparable consolidated amounts of the Company for each of 2006 and 2005.

In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position, the results of operations and cash flows for the periods presented. The unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q under the Securities Exchange Act of 1934 and therefore do not include all information and footnotes to be in conformity with accounting principles generally accepted in the United States (“GAAP”). The results for the interim periods are not necessarily indicative of the results of operations that may be expected for the year. The unaudited condensed consolidated financial statements contained herein should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2005.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 2.	Stock Options and Restricted Stock

In connection with the initial public offering of shares of the Company’s common stock in November 2005, the Company’s shareholders approved the Amerisafe 2005 Equity Incentive Plan (the “2005 Incentive Plan”) and the Amerisafe 2005 Non-Employee Director Restricted Stock Plan (the “2005 Restricted Stock Plan”). See Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 for additional information regarding the Company’s incentive plans.

On March 10, 2006, the compensation committee of the board approved incentive compensation awards to each of the Company’s executive officers for services rendered in 2005. The awards were composed of cash bonuses and grants of restricted common stock. The restricted stock awards were made pursuant to the Company’s 2005 Incentive Plan, and will vest on the first anniversary of the date of grant. The fair value of the restricted stock granted was $170,000.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the terms of the Company’s 2005 Restricted Stock Plan, the 3,332 shares of restricted common stock issued to non-employee directors on November 17, 2005 vested on May 15, 2006, the date of the first annual shareholders’ meeting after the issuance of the restricted common stock. On May 15, 2006, the Company issued an additional 6,110 shares of restricted common stock to non-employee directors. These shares will vest on the date of the annual shareholders’ meeting to be held in 2007. The fair value of the restricted stock issued on May 15, 2006 was $75,000.

In September 2006, the Company granted options to purchase an aggregate of 100,000 shares of the Company’s common stock at a per-share exercise price equal to the fair market value of the Company’s common stock on the date of grant in connection with the employment of two new executive officers.

For the three and nine months ended September 30, 2006, we recognized stock-based compensation expense of $193,000 and $651,000 related to options granted under the 2005 Incentive Plan and restricted stock issued under the 2005 Restricted Stock Plan. No stock-based compensation expense was recorded in the comparable prior year periods.

Note 3.	Earnings Per Share

We compute earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Additionally, we apply the “two-class method” in computing basic and diluted earnings per share. The two-class method was introduced in SFAS 128, and further clarified in Emerging Issues Task Force (EITF) No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share, (Issue 03-6).” Under the two-class method, net income is allocated between common stock and any securities other than common stock that participate in dividends with common stock. Our redeemable preferred stock qualifies as “participating securities” under SFAS 128 and EITF 03-06.

The two-class method allocates net income available to common shareholders and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocable to common shareholders is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic earnings per share if the effect is dilutive.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Diluted earnings per share includes potential common shares assumed issued under the “treasury stock method,” which reflects the potential dilution that would occur if any outstanding options are exercised. Diluted earnings per share also includes the “if converted” method for participating securities if the result is dilutive. The two-class method of calculating diluted earnings per share is used whether the “if converted” result is dilutive or anti-dilutive.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Unaudited)
	(In thousands, except share and per share data)

Basic EPS:
Net income (loss) available to common shareholders	$8,265	$2,388	$23,319	$(6,616)

Portion allocable to common shareholders	87.8%	75.8%	87.8%	100.0%
Net income (loss) allocable to common shareholders	$7,257	$1,812	$20,474	$(6,616)

Basic weighted average common shares	17,424,054	299,774	17,422,413	299,774
Basic earnings per common share	$0.42	$6.05	$1.17	$(22.07)
Diluted EPS:
Net income (loss) allocable to common shareholders	$7,257	$1,812	$20,474	$(6,616)

Diluted weighted average common shares:
Weighted average common shares	17,424,054	299,774	17,422,413	299,774
Stock options	—	—	—	—
Restricted stock	8,543	—	8,850	—

Diluted weighted average common shares	17,432,597	299,774	17,431,263	299,774

Diluted earnings per common share	$0.42	$6.05	$1.17	$(22.07)

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below sets forth the calculation of the percentage of net income allocable to common shareholders, or the “portion allocable to common shareholders.” Under the two-class method, unvested stock options and out-of-the-money vested stock options are not considered to be participating securities. For the periods presented, the Company did not have any in-the-money, vested stock options outstanding. As a result, the Company’s outstanding stock options are not included in this calculation.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Unaudited)

Numerator:
Basic weighted average common shares	17,424,054	299,774	17,422,413	299,774
Add: Other common shares eligible for common dividends:
Weighted average restricted shares (including tax benefit component)	8,543	—	8,850	—

Weighted average participating common shares	17,432,597	299,774	17,431,263	299,774

Denominator:
Weighted average participating common shares	17,432,597	299,774	17,431,263	299,774
Add: Other classes of securities, including contingently issuable common shares and convertible preferred shares:
Weighted average common shares issuable upon conversion of Series C preferred shares	1,457,724	57,524	1,457,724	—	(1)
Weighted average common shares issuable upon conversion of Series D preferred shares	971,817	38,350	971,817	—	(1)

Weighted average participating shares	19,862,138	395,648	19,860,804	299,774

(1)	Not applicable as impact is antidilutive.

Portion allocable to common shareholders for the third quarter of 2006 was 87.8%, or 17,432,597 divided by 19,862,138. Portion allocable to common shareholders for the third quarter of 2005 was 75.8%, or 299,774 divided by 395,648. Portion allocable to common shareholders for the nine months ended September 30, 2006 was 87.8%, or 17,431,263 divided by 19,860,804. Portion allocable to common shareholders for the nine months ended September 30, 2005 was 100.0%.

Note 4.	Registered Public Offering

On September 26, 2006, we filed a registration statement with the Securities and Exchange Commission to permit certain shareholders to sell shares of common stock in an underwritten public offering. We will not sell any shares in, and will not receive any of the proceeds from, the proposed offering.

Note 5.	Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued statement No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to separate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. This new standard is effective for fiscal years beginning after September 15, 2006. The Company has not yet determined the impact this standard will have on its consolidated financial condition or results of operations.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which provides guidance to reduce the diversity in practice associated with recognition, measurement, presentation and disclosure of uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company expects that FIN 48 will not have a material effect on its consolidated financial condition or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact this standard will have on its consolidated financial condition or results of operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AMERISAFE, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AMERISAFE, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMERISAFE, Inc. and Subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

March 17, 2006

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2005	2004

Assets
Investments:
Fixed maturity securities—held-to-maturity, at amortized cost (fair value $458,819 and $328,948 in 2005 and 2004, respectively)	$465,648	$329,653
Fixed maturity securities—available-for-sale, at fair value (cost $1,729 in 2005 and 2004, respectively)	1,695	1,755
Equity securities—available-for-sale, at fair value (cost $62,855 and $30,926 in 2005 and 2004, respectively)	66,275	33,460

Total investments	533,618	364,868
Cash and cash equivalents	49,286	25,421
Amounts recoverable from reinsurers	122,562	198,977
Premiums receivable, net	123,934	114,141
Deferred income taxes	22,413	15,624
Federal income tax recoverable	—	1,292
Accrued interest receivable	4,597	3,123
Property and equipment, net	6,321	7,077
Deferred policy acquisition costs	16,973	12,044
Deferred charges	3,182	3,054
Other assets	9,434	8,566

	$892,320	$754,187

Liabilities, redeemable preferred stock and shareholders’ equity
Liabilities:
Reserves for loss and loss adjustment expenses	$484,485	$432,880
Unearned premiums	124,524	111,741
Reinsurance premiums payable	694	861
Amounts held for others	1,484	1,214
Policyholder deposits	38,033	33,746
Insurance-related assessments	35,135	29,876
Federal income tax payable	1,677	—
Accounts payable and other liabilities	22,852	18,725
Subordinated debt securities	36,090	36,090

Total liabilities	744,974	665,133

Redeemable preferred stock:
Series A nonconvertible—$0.01 par value, $100 per share redemption value:
Authorized shares—1,500,000; issued and outstanding shares—None in 2005 and 819,161 in 2004	—	81,916
Series C convertible—$0.01 par value, $100 per share redemption value:
Authorized shares—300,000; issued and outstanding shares—300,000 in 2005 and 2004	30,000	30,000
Series D convertible—$0.01 par value, $100 per share redemption value:
Authorized shares—200,000; issued and outstanding shares—200,000 in 2005 and 2004	20,000	20,000

	50,000	131,916
Shareholders’ equity:
Preferred stock: Series E nonconvertible—$0.01 par value, $100 per share redemption value:
Authorized—500,000; issued and outstanding shares—None in 2005 and 17,653 in 2004	—	1,765
Common stock:
Voting—$0.01 par value authorized shares—50,000,000 in 2005 and 100,000,000 in 2004; issued and outstanding shares—17,424,054 in 2005 and 299,774 in 2004	174	3
Additional paid-in capital	145,236	—
Deferred stock-based compensation	(30)	—
Accumulated deficit	(54,346)	(51,683)
Accumulated other comprehensive income	6,312	7,053

	97,346	(42,862)

	$892,320	$754,187

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Year Ended December 31,
	2005	2004	2003

Revenues
Premiums earned	$256,568	$234,733	$179,847
Net investment income	16,882	12,217	10,106
Net realized gains on investments	2,272	1,421	316
Fee and other income	561	589	462

Total revenues	276,283	248,960	190,731

Expenses
Loss and loss adjustment expenses incurred	204,056	174,186	129,250
Underwriting and certain other operating costs	33,008	28,987	23,062
Commissions	16,226	14,160	11,003
Salaries and benefits	14,150	15,034	15,037
Interest expense	2,844	1,799	203
Policyholder dividends	4	1,108	736

Total expenses	270,288	235,274	179,291

Income before income taxes	5,995	13,686	11,440
Income tax expense	65	3,129	2,846

Net income	5,930	10,557	8,594
Preferred stock dividends	(8,593)	(9,781)	(10,133)

Net income (loss) available to common shareholders	$(2,663)	$776	$(1,539)

Earnings (loss) per share
Basic	$(1.25)	$2.42	$(8.55)

Diluted	$(1.25)	$2.14	$(8.55)

Shares used in computing earnings (loss) per share
Basic	2,129,492	225,367	180,125

Diluted	2,129,492	255,280	180,125

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share data)

	Series E				Additional	Deferred		Accumulated Other
	Preferred Stock		Common Stock		Paid-In	Stock-Based	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income	Total

Balance at January 1, 2003	197,115	$19,711	180,125	$2	$5,424	$—	$(56,429)	$6,192	$(25,100)
Comprehensive income:
Net income	—	—	—	—	—	—	8,594	—	8,594
Other comprehensive income, net of tax:
Unrealized gain on securities	—	—	—	—	—	—	—	978	978

Comprehensive income									9,572
Dividends paid in Series A preferred stock	—	—	—	—	(5,124)	—	—	—	(5,124)
Dividends paid in Series E preferred stock dividends	50,094	5,009	—	—	(300)	—	(4,709)	—	—

Balance at December 31, 2003	247,209	24,720	180,125	2	—	—	(52,544)	7,170	(20,652)
Comprehensive income:
Net income		—	—	—	—	—	10,557	—	10,557
Other comprehensive income, net of tax:
Unrealized loss on securities	—	—	—	—	—	—	—	(117)	(117)

Comprehensive income									10,440
Conversion of warrants	—	—	119,649	1	—	—	85	—	86
Dividends paid in Series A preferred stock	—	—	—	—	—	—	(5,492)	—	(5,492)
Dividends paid in Series E preferred stock	42,880	4,289	—	—	—	—	(4,289)	—	—
Redemption of Series E preferred stock	(272,436)	(27,244)	—	—	—	—	—	—	(27,244)

Balance at December 31, 2004	17,653	1,765	299,774	3	—	—	(51,683)	7,053	(42,862)
Comprehensive income:
Net income	—	—	—	—	—	—	5,930	—	5,930
Other comprehensive income:
Change in unrealized gains, net of tax	—	—	—	—	—	—	—	(741)	(741)

Comprehensive income:									5,189
Dividends paid in Series A preferred stock	—	—	—	—	—	—	(4,376)	—	(4,376)
Dividends paid in Series E preferred stock	27,655	2,766	—	—	—	—	(2,766)	—	—
IPO—Common stock issued	—	—	8,000,000	80	71,920	—	—	—	72,000
IPO—Common stock issued in exchange for Series A preferred stock	—	—	9,120,948	91	81,997	—	(837)	—	81,251
IPO—Restricted common stock issued	—	—	3,332	—	30	(30)	—	—	—
Deferred stock options granted	—	—	—	—	53	—	—	—	53
IPO—Series A preferred stock redeemed	—	—	—	—	—	—	(52)	—	(52)
IPO—Series E preferred stock redeemed	(45,308)	(4,531)	—	—	—	—	(562)	—	(5,093)
IPO—Offering costs:
Underwriting discount	—	—	—	—	(5,040)	—	—	—	(5,040)
Other IPO expenses	—	—	—	—	(3,724)	—	—	—	(3,724)

Balance at December 31, 2005	—	$—	17,424,054	$174	$145,236	$(30)	$(54,346)	$6,312	$97,346

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2005	2004	2003

Operating activities
Net income	$5,930	$10,557	$8,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,159	1,695	2,019
Provision for doubtful accounts	446	1,262	19
Net amortization/accretion of investments	2,256	1,673	1,015
Deferred income taxes	(6,389)	(2,849)	(1,868)
Net realized gains on investments	(2,272)	(1,421)	(316)
Gain on sale of asset	2	—	—
Changes in operating assets and liabilities:
Premiums receivable	(10,239)	(7,023)	(13,108)
Accrued interest receivable	(1,474)	(464)	(544)
Deferred policy acquisition costs and deferred charges	(5,057)	(291)	(3,305)
Other assets	424	3,497	(1,549)
Reserve for loss and loss adjustment expenses	51,605	55,321	31,017
Unearned premiums	12,783	8,279	16,143
Reinsurance balances	76,248	13,173	1,742
Amounts held for others and policyholder deposits	4,557	4,975	6,230
Accounts payable and other liabilities	11,063	3,565	4,360

Net cash provided by operating activities	142,042	91,949	50,449

Investing activities
Purchases of investments held-to-maturity	(240,054)	(113,461)	(81,988)
Purchases of investments available-for-sale	(56,115)	(31,795)	(8,675)
Proceeds from maturities of investments held-to-maturity	99,953	21,789	—
Proceeds from sales and maturities of investments available-for-sale	26,342	14,908	37,548
Repayments on mortgage loan	—	2,370	127
Purchases of property and equipment	(1,409)	(2,778)	(640)
Proceeds from sales of property and equipment	3	2	7

Net cash used in investing activities	(171,280)	(108,965)	(53,621)

Financing activities
Net proceeds from initial public offering	63,236	—	—
Series A preferred stock redemption	(5,093)	—	—
Series E preferred stock redemption	(5,093)	—	—
Stock-based compensation	53	—	—
Principal payments on note payable	—	(6,000)	(2,000)
Warrants exercised	—	86	—
Proceeds from issuance of subordinated debt securities	—	25,780	10,310
Series E preferred stock redemptions	—	(27,244)	—

Net cash provided by (used in) financing activities	53,103	(7,378)	8,310

Change in cash and cash equivalents	23,865	(24,394)	5,138
Cash and cash equivalents at beginning of year	25,421	49,815	44,677

Cash and cash equivalents at end of year	$49,286	$25,421	$49,815

Supplemental disclosure of cash flow information
Interest paid	$2,556	$1,260	$297

Income taxes paid	$3,650	$8,434	$8,574

Pay-in-kind dividends	$8,593	$9,781	$10,133

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.	Summary of Significant Accounting Policies

Organization

AMERISAFE, Inc. (“Amerisafe”), is an insurance holding company incorporated in the state of Texas. Based on voting shares, Amerisafe is 40.7% owned by Welsh, Carson, Anderson and Stowe VII L.P. and its affiliate WCAS Healthcare Partners, L.P. (“Welsh Carson”). The accompanying consolidated financial statements include the accounts of Amerisafe and its subsidiaries: American Interstate Insurance Company (“AIIC”) and its insurance subsidiaries, Silver Oak Casualty, Inc. (“SOCI”) and American Interstate Insurance Company of Texas (“AIIC-TX”), Amerisafe Risk Services, Inc. (“RISK”) and Amerisafe General Agency, Inc. (“AGAI”). AIIC and SOCI are property and casualty insurance companies, domiciled in the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas, was incorporated on December 20, 2004, and commenced business on January 1, 2005. RISK, a wholly-owned subsidiary of Amerisafe, is a claims and safety service company servicing only affiliate insurance companies. AGAI, a wholly owned subsidiary of Amerisafe, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the consolidated entity.

Amerisafe and its subsidiaries are collectively referred to herein as the “Company.”

The Company provides workers’ compensation and general liability insurance for companies primarily in special trade groups, including construction, trucking and logging. Assets and revenues of AIIC represent approximately 99% of comparable consolidated amounts of the Company for each of 2005, 2004 and 2003.

On November 23, 2005, the Company completed the initial public offering of its common stock with the sale of 8,000,000 shares at $9.00 per share. Prior to that time, there was no public market for the Company’s common stock. The shares were registered under the Securities Act of 1933 under a Registration Statement on Form S-1 that was declared effective by the Securities and Exchange Commission on November 17, 2005. The Registration Statement also covered additional shares of common stock made available for sale by certain of the Company’s shareholders pursuant to an option granted to the underwriters of the offering. On December 9, 2005, the underwriters exercised the option to purchase 485,750 shares of common stock from the selling shareholders. The sale of these shares closed on December 14, 2005. The Company did not receive any of the proceeds from the sale of shares by the selling shareholders.

The Company’s net proceeds from the initial public offering were approximately $63.2 million, after deducting approximately $5.0 million in underwriting discounts and commissions and approximately $3.7 million in other expenses related to the offering. Approximately $10.2 million of net proceeds were used by the Company to redeem shares of Series A preferred stock and Series E preferred stock. The Company retained approximately $53.0 million of the net proceeds from the offering. Of this amount, the Company contributed $45 million to its insurance company subsidiaries. The remaining $8.0 million will be used to make additional capital contributions to the Company’s insurance company subsidiaries as necessary to support anticipated growth and for general corporate purposes, including to pay interest on the Company’s outstanding subordinated notes and to fund other holding company operations.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Amerisafe and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

On October 27, 2005, the Company effected a 72-for-one reverse stock split. All amounts included in these financial statements have been restated to give effect to the reverse stock split.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Investments

At acquisition, investments in held-to-maturity fixed maturity securities are recorded at amortized cost. The Company has the ability and positive intent to hold these investments until maturity. Available-for-sale fixed maturity securities and equity securities are recorded at fair value. Temporary changes in the fair value of the available-for-sale fixed maturity and equity securities are reported in shareholders’ equity as a component of other comprehensive income, net of deferred income taxes.

During 2004, the Company transferred all fixed maturity securities, other than redeemable preferred stock, from the available-for-sale category to the held-to-maturity category. This transfer between categories was accounted for at fair value as of the transfer date. At the date of transfer, the fair value of all securities transferred was $10,707,000 ($6,960,000 net of income taxes) greater than the securities’ par value. The difference between each security’s par value and fair value at the date of transfer is being amortized as a yield adjustment over the respective security’s life. The fair value at the date of transfer, adjusted for subsequent amortization, is considered to be the security’s amortized cost basis.

Investment income is recognized as it is earned. The discount or premium on fixed maturities is amortized using the scientific “constant yield” method. Anticipated prepayments, where applicable, are considered when determining the amortization of premiums or discounts. Realized investment gains and losses are determined using the specific identification method.

The Company regularly reviews the fair value of its investments. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below the cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. The Company regularly reviews the investment portfolio to evaluate the existence of other-than-temporary declines in the fair value of investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary, including but not limited to the length of time and magnitude of the unrealized loss, the volatility of the security, analysts’ recommendations and price targets, opinions of the Company’s external investment advisor, market liquidity and the Company’s intent to sell or ability to hold the security.

If the Company determines that the decline in fair value is other-than-temporary, the Company adjusts the cost basis of the investment and reports an impairment charge in net realized gains (losses) on investments in the consolidated statements of income in the period in which the Company makes this determination.

In November 2005, the Financial Accounting Standards Board (“FASB”) finalized FASB Staff Position (“FSP”) FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The FSP provides guidance on the recognition of impairments deemed other-than-temporary. FSP 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. Management believes that the Company’s current policy on other-than-temporary impairments complies with FSP 115-1. Accordingly, the adoption of this guidance will not have a material effect on the consolidated financial statements.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Cash and Cash Equivalents

Cash equivalents include commercial paper, short-term municipal securities, pooled short-term money market funds and certificates of deposit with an original maturity of three months or less.

Premiums Receivable

Premiums receivable consist primarily of premium-related balances due from policyholders. The Company considers premiums receivable as past due based on the payment terms of the underlying policy. The balance is shown net of the allowance for doubtful accounts. Receivables due from insureds are charged off when a determination has been made that a specific balance will not be collected based upon the collection efforts of Company personnel. An estimate of amounts that are likely to be charged off is established as an allowance for doubtful accounts as of the balance sheet date. The estimate is primarily comprised of specific balances that are considered probable to be charged off after all collection efforts have ceased, as well as historical trends and an analysis of the aging of the receivables.

Property and Equipment

The Company’s property and equipment, including certain costs incurred to develop or obtain software for internal use, are stated at cost less accumulated depreciation. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the respective assets, generally 39 years for the building and three to seven years for all other fixed assets.

Deferred Policy Acquisition Costs

The direct costs of acquiring and renewing business are capitalized to the extent recoverable and are amortized over the effective period of the related insurance policies in proportion to premium revenue earned. These capitalized costs consist mainly of sales commissions, premium taxes and other underwriting costs. The Company evaluates deferred policy acquisition costs for recoverability by comparing the unearned premiums to the estimated total expected claim costs and related expenses, offset by anticipated investment income. The Company would reduce the deferred costs if the unearned premiums were less than expected claims and expenses after considering investment income, and report any adjustments in amortization of deferred policy acquisition costs. There were no adjustments necessary in 2005, 2004 or 2003.

Reserves for Loss and Loss Adjustment Expenses

Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The Company uses a consulting actuary to assist in the evaluation of the adequacy of the reserves for loss and loss adjustment expenses. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.

Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from policyholders and other recoverables from state funds, decrease the liability for loss and loss adjustment expenses.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

The Company funds its obligations under certain settled claims where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis through the purchase of annuities. These annuities are purchased from unaffiliated carriers and name the claimant as payee. The cost of purchasing the annuity is recorded as paid loss and loss adjustment expenses. To the extent the annuity funds estimated future claims, reserves for loss and loss adjustment expense are reduced.

Premium Revenue

Premiums on workers’ compensation and general liability insurance are based on actual payroll costs or production during the policy term and are normally billed monthly in arrears or annually. However, the Company generally requires a deposit at the inception of a policy.

Premium revenue is earned on a pro rata basis over periods covered by the policies. The reserve for unearned premiums on these policies is computed on a daily pro rata basis.

Any adjustments to premiums written as a result of premium audits are included in income as soon as the amounts are determinable, which is typically at the time the audits are completed. Adjustments to premiums earned as a result of premium audits are not considered to be material.

Reinsurance

Reinsurance premiums, losses and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, as well as amounts that are currently reserved for and will be recoverable once the related expense has been paid.

Upon management’s determination that an amount due from a reinsurer is uncollectible due to the reinsurer’s insolvency, or other matters, the amount is written off.

Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for costs related to acquiring policies. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.

Contingent commissions are earned from certain reinsurance companies based on the financial results of the applicable risks underwritten by the Company. Contingent commission revenue on reinsurance contracts is recognized during the related reinsurance treaty period and is based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. Contingent commissions recognized increased underwriting and other operating costs by $251,000 in 2005, and reduced costs by $200,000 in 2004 and $10,000 in 2003.

Fee and Other Income

The Company recognizes income related to commissions earned by AGAI as the related services are performed.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Advertising

All advertising expenditures incurred by the Company are charged to expense in the period to which they relate and are included in underwriting and other operating costs in the consolidated statements of income. Total advertising expenses incurred were $382,000, $412,000 and $506,000 during 2005, 2004 and 2003, respectively.

Income Taxes

The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes reversal of existing temporary differences, tax planning strategies available and future operating income in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable. The Company has not recorded a valuation allowance, since the recorded deferred tax asset is expected to be fully realized.

Insurance-Related Assessments

Insurance-related assessments are accrued in the period in which they have been incurred. The Company is subject to a variety of assessments related to insurance commerce, including those by state guaranty funds and workers’ compensation second-injury funds. State guaranty fund assessments are used by state insurance oversight agencies to cover losses of policyholders of insolvent or rehabilitated insurance companies and for the operating expenses of such agencies. These mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. Assessments related to premiums are generally paid one year after the calendar year in which the premium is written, while assessments related to losses are generally paid within one year of when the loss is paid.

Policyholder Dividends

The Company writes certain policies for which the policyholder may participate in favorable claims experience through a dividend. An estimated provision for workers’ compensation policyholders’ dividends is accrued as the related premiums are earned. Dividends do not become a fixed liability unless and until declared by the respective Boards of Directors of Amerisafe’s insurance subsidiaries. The dividend to which a policyholder may be entitled is set forth in the policy and is related to the amount of losses sustained under the policy. Dividends are calculated after the policy expiration. The Company is able to estimate the policyholder dividend liability because the Company has information regarding the underlying loss experience of the policies written with dividend provisions and can estimate future dividend payments from the policy terms.

Variable Interest Entities

In December 2003, Amerisafe formed Amerisafe Capital Trust I (“ACT I”) for the sole purpose of issuing $10,000,000 in trust preferred securities. ACT I used the proceeds from the sale of these securities and Amerisafe’s initial capital contribution to purchase $10,310,000 of subordinated debt securities from

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Amerisafe. The debt securities are the sole assets of ACT I, and the payments under the debt securities are the sole revenues of ACT I.

In April 2004, Amerisafe formed Amerisafe Capital Trust II (“ACT II”) for the sole purpose of issuing $25,000,000 in trust preferred securities. ACT II used the proceeds from the sale of these securities and Amerisafe’s initial capital contribution to purchase $25,780,000 of subordinated debt securities from Amerisafe. The debt securities are the sole assets of ACT II, and the payments under the debt securities are the sole revenues of ACT II.

Amerisafe concluded that the equity investments in ACT I and ACT II (collectively, the “Trusts”) are not at risk since the subordinated debt securities issued by Amerisafe are the Trusts’ sole assets. Accordingly, the Trusts are considered variable interest entities. Amerisafe is not considered to be the primary beneficiary of the Trusts and has not consolidated these entities.

Earnings Per Share

The Company applies the two-class method to compute basic earnings per share (“EPS”). This method calculates earnings per share for each class of common stock and participating security. Income available to common shareholders is allocated to common shares and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocated to common shares is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic EPS if the effect is dilutive.

Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised and includes the “if converted” method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the “if converted” method is anti-dilutive.

Stock-Based Compensation

On December 16, 2004, FASB issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement No. 123(R) is similar to the approach described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an option.

Statement No. 123(R) permits public companies to adopt its requirements using one of two methods. One method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement No. 123(R) that remain unvested on the effective date. The other method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption. Statement No. 123(R) must be adopted no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

In anticipation of the initial public offering of the Company’s common stock, the Company adopted the provisions of Statement No. 123(R) using the modified prospective method, effective January 1, 2005. As all share-based payments previously issued by the Company were fully vested, there was no effect on the Company’s consolidated financial position or results of operations as of the date of adoption.

2.	Investments

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2005 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In thousands)

U.S. Treasury securities and obligations of U.S. Government agencies	$71,548	$75	$(934)	$70,689
States and political subdivisions	255,598	585	(4,345)	251,838
Mortgage-backed and asset-backed securities	115,510	217	(1,950)	113,777
Long-term certificates of deposit	100	—	—	100
Corporate bonds	22,892	17	(494)	22,415

Totals	$465,648	$894	$(7,723)	$458,819

The amortized cost for the fixed maturity securities classified as held-to-maturity includes an unamortized gain of $6,325,000. This gain resulted in 2004 from the difference between each security’s par value and fair value at the date of transfer from available-to-sale to held-to-maturity and is being amortized as a yield adjustment over the respective security’s life.

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2005 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In thousands)

Equity securities	$62,875	$5,355	$(1,955)	$66,275
Fixed maturity securities	1,709	7	(21)	1,695

Totals	$64,584	$5,362	$(1,976)	$67,970

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2004 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In thousands)

U.S. Treasury securities and obligations of U.S. Government agencies	$39,255	$37	$(80)	$39,212
States and political subdivisions	173,103	—	(553)	172,550
Mortgage-backed and asset-backed securities	91,836	165	(284)	91,717
Long-term certificates of deposit	100	—	—	100
Corporate bonds	25,359	30	(20)	25,369

Totals	$329,653	$232	$(937)	$328,948

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2004 are summarized as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In thousands)

Equity securities	$30,940	$3,016	$(496)	$33,460
Fixed maturity securities	1,715	40	—	1,755

Totals	$32,655	$3,056	$(496)	$35,215

A summary of the cost or amortized cost and fair value of investments in fixed maturity securities at December 31, 2005, by contractual maturity, is as follows:

	Cost or
	Amortized
	Cost	Fair Value
	(In thousands)

Maturity:
Due in 2006	$7,240	$7,157
In 2007 through 2010	178,489	175,280
In 2011 through 2015	102,771	100,902
After 2015	63,367	63,398
Mortgage-backed and asset-backed securities	115,510	113,777

Totals	$467,377	$460,514

The actual maturities of the fixed maturity securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2005, there were $125,000 of cash equivalents and $17,746,000 of held-to-maturity investments on deposit as required by regulatory agencies of states in which the Company does business.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

A summary of the Company’s realized gains and losses on sales, calls or redemptions of investments for 2005, 2004 and 2003 is as follows:

	Fixed
	Maturity
	Securities
	Available	Equity
	for Sale	Securities	Other	Total
	(In thousands)

Year ended December 31, 2005
Proceeds from sales	$—	$26,342	$—	$26,342

Gross realized investment gains	$—	$3,338	$—	$3,338
Gross realized investment losses	—	(1,179)	—	(1,179)

Net realized investment gain	—	2,159	—	2,159
Impairments	—	—	—	—
Other, including gains on calls and redemptions	—	—	113	113

Net realized investment gains	$—	$2,159	$113	$2,272

Year ended December 31, 2004
Proceeds from sales	$—	$13,529	$—	$13,529

Gross realized investment gains	$—	$1,784	$—	$1,784
Gross realized investment losses	—	(537)	—	(537)

Net realized investment gain	—	1,247	—	1,247
Impairments	—	—	—	—
Other, including gains on calls and redemptions	—	—	174	174

Net realized investment gains	$—	$1,247	$174	$1,421

Year ended December 31, 2003
Proceeds from sales	$27,469	$4,923	$—	$32,392

Gross realized investment gains	$2	$357	$—	$359
Gross realized investment losses	(5)	(56)	—	(61)

Net realized investment loss	(3)	301	—	298
Impairments	—	—	—	—
Other, including gains on calls and redemptions	18	—	—	18

Net realized investment losses	$15	$301	$—	$316

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Gross investment income:
Fixed maturity securities	$15,515	$11,294	$9,358
Equity securities	1,333	811	611
Cash and cash equivalents	1,031	693	742

Total gross investment income	17,879	12,798	10,711
Investment expenses	(997)	(581)	(605)

Net investment income	$16,882	$12,217	$10,106

The following table summarizes the gross unrealized losses on securities:

	Less Than		Twelve Months
	Twelve Months		or Longer
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses
	(In thousands)

December 31, 2005	$74,556	$3,949	$275,178	$5,750
December 31, 2004	94,003	963	16,284	470

The Company reviewed all securities with unrealized losses in accordance with the impairment policy described in Note 1. The Company determined that the unrealized losses in the fixed maturity portfolio relate primarily to changes in market interest rates since the date of purchase or the transfer of the investments from the available-for-sale classification to the held-to-maturity classification. The Company expects to recover the amortized cost of these securities since management has the positive intent to hold the securities until they mature. The Company determined the unrealized losses in the equity portfolio were due to general market conditions. Management believes that these conditions will improve such that these unrealized losses will be recovered.

3.	Premiums Receivable

Premiums receivable consist primarily of premium-related balances due from policyholders. The balance is shown net of the allowance for doubtful accounts. The components of premiums receivable are shown below:

	December 31,
	2005	2004
	(In thousands)

Premiums receivable	$126,148	$117,057
Allowance for doubtful accounts	(2,214)	(2,916)

Premiums receivable, net	$123,934	$114,141

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

The following summarizes the activity in the allowance for doubtful accounts:

	December 31,
	2005	2004	2003
	(In thousands)

Balance, beginning of year	$2,916	$3,229	$4,339
Provision for bad debts	446	1,262	19
Write-offs	(1,148)	(1,575)	(1,129)

Balance, end of year	$2,214	$2,916	$3,229

4.	Deferred Policy Acquisition Costs

The Company incurs certain costs related to acquiring policies. These costs are deferred and expensed over the life of the related policies. Major categories of the Company’s deferred policy acquisition costs are summarized as follows:

	December 31,
	2005	2004
	(In thousands)

Agents’ commissions	$11,033	$7,737
Premium taxes	3,088	2,957
Deferred underwriting expenses	2,852	1,350

Total deferred policy acquisition costs	$16,973	$12,044

The following summarizes the activity in the deferred policy acquisition costs:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Balance, beginning of year	$12,044	$11,820	$9,505
Policy acquisition costs deferred	36,714	26,193	22,391
Amortization expense during the year	(31,785)	(25,969)	(20,076)

Balance, end of year	$16,973	$12,044	$11,820

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

5.	Property and Equipment

Property and equipment consist of the following:

	December 31,
	2005	2004
	(In thousands)

Land and office building	$4,383	$4,334
Furniture and equipment	6,445	6,914
Software	6,902	6,022
Automobiles	79	110

	17,809	17,380
Accumulated depreciation	(11,488)	(10,303)

Real estate, furniture and equipment, net	$6,321	$7,077

At December 31, 2005, furniture and equipment included property under capital leases of $90,000 and software included property under capital leases of $1,242,000. Accumulated depreciation includes $391,000 that is related to these properties. At December 31, 2004, furniture and equipment included property under capital leases of $20,000 and software included property under capital leases of $1,110,000. There was no accumulated depreciation related to capital leases at December 31, 2004. The capital lease obligations related to this property are included in accounts payable and other liabilities.

Future minimum lease payments related to the capital lease obligations are detailed below (in thousands):

2006	$567
2007	554
2008	41

Total minimum lease payments	1,162

Less amount representing interest	(35)

Present value of net minimum lease payments	$1,127

6.	Reinsurance

The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

the reinsurers. The effect of reinsurance on premiums written and earned in 2005, 2004 and 2003 was as follows:

	2005 Premiums		2004 Premiums		2003 Premiums
	Written	Earned	Written	Earned	Written	Earned
	(In thousands)

Gross	$290,891	$278,109	$264,962	$256,684	$223,590	$207,447
Ceded	(21,541)	(21,541)	(21,951)	(21,951)	(27,600)	(27,600)

Net premiums	$269,350	$256,568	$243,011	$234,733	$195,990	$179,847

The amounts recoverable from reinsurers consist of the following:

	December 31,
	2005	2004
	(In thousands)

Unpaid losses recoverable:
Case basis	$106,626	$164,942
Incurred but not reported	13,606	24,682
Paid losses recoverable	2,330	9,353

Total	$122,562	$198,977

Amounts recoverable from reinsurers consists of paid losses recoverable, ceded case reserves and ceded IBNR reserves. Paid losses recoverable are receivables currently due from reinsurers for ceded paid losses. Ceded case and ceded IBNR reserves represent the portion of gross loss and loss adjustment expense liabilities that are recoverable under reinsurance agreements, but are not yet due from reinsurers. The Company considers paid losses recoverable outstanding for more than 90 days to be past due. At December 31, 2005, there were no paid losses recoverable past due.

The Company received reinsurance recoveries of approximately $85,025,000 in 2005, $54,144,000 in 2004 and $60,960,000 in 2003.

At December 31, 2005, unsecured reinsurance recoverables from reinsurers that exceeded 3% of statutory surplus of the Company’s insurance subsidiary are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

American Re-Insurance Company (A)	$27,024
Odyssey America Reinsurance Corporation (A)	21,571
St. Paul Fire & Marine Insurance Company (A+)	11,973
Clearwater Insurance Company (A)	11,205
Scor Reinsurance Company (B++)	8,145
Converium Reinsurance North America (B−)	6,629
Other reinsurers	36,015

Total	$122,562

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

7.	Income Taxes

The Company’s deferred income tax assets and liabilities are as follows:

	December 31,
	2005	2004
	(In thousands)

Deferred income tax assets:
Discounting of net unpaid loss and loss adjustment expenses	$16,047	$8,836
Unearned premiums	10,738	9,510
Accrued expenses and other	1,703	1,702
Accrued policyholder dividends	271	445
Accrued insurance-related assessments	6,189	5,578

Total deferred tax assets	34,948	26,071

Deferred income tax liabilities:
Deferred policy acquisition costs	(7,749)	(5,386)
Deferred charges	(998)	(877)
Unrealized gain on securities available-for-sale	(3,399)	(3,799)
Property and equipment, primarily a result of differences in depreciation	(372)	(376)
Other	(17)	(9)

Total deferred tax liabilities	(12,535)	(10,447)

Net deferred income tax asset	$22,413	$15,624

The components of consolidated income tax expense (benefit) are as follows:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Current:
Federal	$5,928	$5,444	$4,299
State	526	534	415

	6,454	5,978	4,714
Deferred:
Federal	(6,389)	(2,849)	(1,868)

Total	$65	$3,129	$2,846

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Income tax expense (benefit) from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes as follows:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Income tax computed at federal statutory tax rate	$2,098	$4,790	$4,004
Tax-exempt interest, net	(2,187)	(1,737)	(1,392)
State income tax	526	534	415
Dividends received deduction	(224)	(135)	(127)
Tax method changes for prior year	—	—	—
Other	(148)	(323)	(54)

	$65	$3,129	$2,846

8.	Note Payable

At December 31, 2003, the Company had a note payable with an outstanding balance of $6,000,000, bearing interest at the Federal Funds Rate plus 0.75% (1.91%). The note matured on April 1, 2004, and the Company made a final payment of $6,000,000, plus accrued interest.

9.	Subordinated Debt Securities

On December 16, 2003, Amerisafe entered into a trust preferred securities transaction pursuant to which it issued $10,310,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, Amerisafe formed a Delaware statutory trust, Amerisafe Capital Trust I (“ACT I”). ACT I issued $10,000,000 of preferred securities to investors and $310,000 of common securities to Amerisafe. ACT I used the proceeds from these issuances to purchase the subordinated debt securities. Amerisafe pays interest on its ACT I subordinated debt securities quarterly at a rate equal to LIBOR plus 4.10% per annum (8.25% at December 31, 2005). ACT I pays interest on its preferred securities at the same rate. The Amerisafe subordinated debt securities and ACT I preferred securities are repayable on or after January 8, 2009. Payments of principal, interest and premium, if any, on the ACT I preferred securities are guaranteed by Amerisafe.

On April 29, 2004, Amerisafe entered into a second trust preferred securities transaction pursuant to which it issued $25,780,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, Amerisafe formed a Delaware statutory trust, Amerisafe Capital Trust II (“ACT II”). ACT II issued $25,000,000 of preferred securities to investors and $780,000 of common securities to Amerisafe. ACT II used the proceeds from these issuances to purchase the subordinated debt securities. Amerisafe pays interest on its ACT II subordinated debt securities quarterly at a rate equal to LIBOR plus 3.80% per annum (8.13% at December 31, 2005). ACT II pays interest on its preferred securities at the same rate. The Amerisafe subordinated debt securities and ACT II preferred securities are repayable on or after April 29, 2009. Payments of principal, interest and premium, if any, on the ACT II preferred securities are guaranteed by Amerisafe.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

10.	Loss and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Reserves for loss and loss adjustment expenses (“LAE”)	$432,880	$377,559	$346,542
Less amounts recoverable from reinsurers on unpaid loss and LAE	189,624	194,558	193,634

Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at beginning of year	243,256	183,001	152,908
Add:
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	182,174	160,773	126,977
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	7,899	13,139	973
Loss on Converium commutation	13,209	—	—

	203,282	173,912	127,950
Uncollectible reinsurance adjustment for loss and LAE occurring in prior years	774	274	1,300

Incurred losses during the current year, net of reinsurance	204,056	174,186	129,250
Less loss and LAE payments for claims, net of reinsurance, occurring during:
Current year	42,545	40,312	32,649
Prior years	96,620	73,619	66,508

	139,165	113,931	99,157

Add effect of Converium commutation(1)	56,106	—	—

Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of year	364,253	243,256	183,001
Add amounts recoverable from reinsurers on unpaid loss and LAE	120,232	189,624	194,558

Reserves for loss and LAE	$484,485	$432,880	$377,559

(1)	The total payment from Converium was $61.3 million, of which $56.1 million was for ceded reserves and $5.2 million was for paid recoverables as of June 30, 2005.

The Company’s reserves for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, at December 31, 2004, 2003 and 2002, were increased during the subsequent year by $21,108,000, $13,139,000 and $973,000, respectively. Over 75% of the 2005 prior year development occurred in accident years 1999 through 2002. The unfavorable development was the result of settlements above the established case reserves or upward revisions to the estimated settlements on an individual case basis, totaling $7.9 million, and the commutation with our largest reinsurer, Converium Reinsurance North America (“Converium”), as discussed in the following paragraph. The revisions to the Company’s case reserves reflect new information gained by claims adjusters in the normal course of adjusting claims and then reflected in the financial statements when the information becomes available. It is typical for more serious claims to take several years

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

to settle and the Company continually revises estimates as more information about claimants’ medical conditions and potential disability becomes known and the claims get closer to being settled.

During 2004, Converium was downgraded by A.M. Best Company, from A− to B−, as a result of the emergence of significant and previously unrecorded losses. While this downgrade had no immediate impact on the Company’s consolidated financial statements, it caused a decrease in the Company’s A.M. Best Capital Adequacy Ratio due to the increase in the credit risk capital charge sustained against the Converium recoverable. Effective June 30, 2005, the Company entered into a commutation agreement with Converium pursuant to which the Company received cash payments totaling approximately $61,297,000 in exchange for a full termination and release of three of the five reinsurance agreements between Converium and the Company. The commutation agreement provides that all liabilities of the Company reinsured with Converium under these three reinsurance agreements revert back to the Company in exchange for these cash payments. As a result of the termination of the three reinsurance agreements, the Company recognized a pretax loss of approximately $13,209,000 in June 2005. Converium remains obligated to the Company under the remaining two reinsurance agreements. As of December 31, 2005, the amount recoverable from Converium under these two agreements was approximately $6,629,000. Converium continues to reimburse the Company for its portion of reinsured paid losses, and no amounts are past due.

Reliance Insurance Company (“Reliance”), one of the Company’s reinsurers, was placed into liquidation in October 2001. As a result of adverse development in the policy years covered by the Reliance reinsurance, the Company incurred an additional $770,000, $260,000 and $1,300,000 of loss and allocated loss adjustment expense related to additional impaired amounts recoverable from Reliance during 2005, 2004 and 2003, respectively.

The anticipated effect of inflation is implicitly considered when estimating liabilities for loss and loss adjustment expenses. Average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions and general economic trends. These anticipated trends are monitored based on actual development and are modified if necessary.

11.	Statutory Accounting and Regulatory Requirements

Amerisafe’s insurance subsidiaries file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by the insurance regulatory authorities of the states in which the subsidiaries are domiciled. Statutory-basis shareholder’s capital and surplus at December 31, 2005, 2004 and 2003 of the directly owned insurance subsidiary, American Interstate Insurance Company, and the combined statutory-basis net income for all Amerisafe’s insurance subsidiaries for the three years in the period ended December 31, 2005, were as follows (in thousands):

	2005	2004	2003

Capital and surplus	$157,740	$112,334	$96,905
Net income (loss)	(4,208)	7,828	2,598
Realized investment gains	2,272	1,421	316

Property and casualty insurance companies are subject to certain risk-based capital (“RBC”) requirements specified by the National Association of Insurance Commissioners. Under these requirements, a target minimum amount of capital and surplus maintained by a property/casualty insurance company is determined based on the various risk factors related to it. At December 31, 2005, the capital and surplus of AIIC and its subsidiaries exceeded the minimum RBC requirement.

Pursuant to regulatory requirements, AIIC cannot pay dividends to Amerisafe in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period, without the prior approval of the Louisiana Commissioner of Insurance. However, for

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

purposes of this dividend calculation, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. No such dividends were paid to Amerisafe in 2005, 2004 or 2003. Based upon the above described calculation, AIIC could pay to Amerisafe dividends up to $3,946,000 in 2006 without seeking regulatory approval.

12.	Capital Stock

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share. On November 23, 2005, the Company completed the initial public offering of its common stock with the sale of 8,000,000 shares at $9.00 per share. In connection with the offering, the Company also issued 9,120,948 shares of common stock in exchange for all then-outstanding shares of Series A preferred stock. Additionally, the Company issued 3,332 shares of restricted common stock to its non-employee directors effective upon the completion of the offering. At December 31, 2005, there were 17,424,054 shares of common stock issued and outstanding.

Additionally, 2,429,541 shares of common stock were issuable upon conversion of all outstanding shares of Series C and Series D convertible preferred stock at December 31, 2005, based on the conversion price on that date of $20.58.

Non-Voting Common Stock

The Company is authorized to issue 5,000,000 shares of convertible non-voting common stock, par value $0.01 per share. Shares of non-voting common stock are issuable upon conversion of outstanding shares of the Company’s Series D convertible preferred stock at the option of the holder of the Series D convertible preferred stock. At the option of the holder, each share of non-voting common stock may be converted at any time into one share of common stock. There were no shares of non-voting common stock outstanding at December 31, 2005 and 2004 or issued during the three-year period ended December 31, 2005.

Series A Preferred Stock

The Company is authorized to issue 1,500,000 shares of Series A preferred stock, par value $0.01 per share. The following table summarizes the activity in the Series A preferred stock for the three years in the period ended December 31, 2005 (dollars in thousands):

		Redemption
	Shares	Amount

Balance at January 1, 2003	713,007	$71,300
Series A preferred stock dividends	51,236	5,124

Balance at December 31, 2003	764,243	76,424
Series A preferred stock dividends	54,918	5,492

Balance at December 31, 2004	819,161	81,916
Series A preferred stock dividends accrued	43,763	4,376
Series A preferred stock dividends redeemed	(50,410)	(5,041)
Series A preferred stock exchanged for common stock	(812,514)	(81,251)

Balance at December 31, 2005	—	$—

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

In connection with the initial public offering in November 2005 and in accordance with the terms of its articles of incorporation, the Company used approximately $5.1 million of the proceeds from the offering to redeem 50,410 outstanding shares of Series A preferred stock. The redemption price for the Series A preferred stock was $100 plus the cash value (calculated at the rate of $100 per share) of all accrued and unpaid dividends per share from the most recent quarterly dividend payment date to the redemption date (the “Redemption Price”).

In accordance with the terms of the Series A preferred stock set forth in the Company’s articles of incorporation, holders of not less than two-thirds of the Series A preferred stock elected to exchange all then-outstanding shares of Series A preferred stock for shares of common stock. The exchange rate for each share of Series A preferred stock was $100 divided by the price per share to the public in the public offering. The Company issued 9,120,948 shares of common stock in connection with the exchange of all then-outstanding shares of Series A preferred stock.

Prior to the exchange of Series A preferred stock for common stock effective upon the completion of the initial public offering, holders of Series A preferred stock were entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series A preferred stock.

All 862,924 shares of Series A preferred stock redeemed or exchanged were canceled and retired and cannot be reissued.

There were no shares of Series A preferred stock outstanding at December 31, 2005.

Series B Preferred Stock

The Company is authorized to issue 1,500,000 shares of Series B preferred stock, par value $0.01 per share. There were no shares of Series B preferred stock outstanding at December 31, 2005 and 2004 or issued during the three-year period ended December 31, 2005.

Series C and Series D Convertible Preferred Stock

The Company is authorized to issue 500,000 shares of convertible preferred stock, par value $0.01 per share, of which 300,000 shares are designated as Series C convertible deferred pay preferred stock and 200,000 shares are designated as Series D non-voting convertible deferred pay preferred stock (collectively, the “Convertible Preferred Stock”). The terms of the Series C and Series D convertible preferred stock are identical, except that holders of Series C convertible preferred stock are entitled to vote (on an as-converted to common stock basis) on all matters to be voted on by shareholders of the Company. At December 31, 2005, there were 300,000 shares of Series C convertible preferred stock and 200,000 shares of Series D convertible preferred stock issued and outstanding. There has been no change in the number of shares or carrying value of the Convertible Preferred Stock during the three-year period ended December 31, 2005.

Prior to the completion of the Company’s initial public offering in November 2005, holders of the Convertible Preferred Stock were entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series E preferred stock. Under the terms of the Company’s articles of incorporation, holders of the Convertible Preferred Stock are no longer entitled to receive these pay-in-kind dividends as a result of the redemption and exchange of all outstanding shares of Series A preferred stock. However, if holders of two-thirds of the outstanding shares of Convertible Preferred Stock consent to the payment of a dividend by the Company to the holders of common stock or non-voting common stock, holders of Convertible Preferred Stock will receive (on an as-converted to common stock or non-voting common stock basis) a dividend equal to the dividend paid to holders of common stock and non-voting common stock.

The Series C convertible preferred stock is convertible at the option of the holder into shares of common stock at a rate of $100 per share divided by the then-applicable conversion price. The Series D convertible

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

preferred stock is convertible at the option of the holder into shares of non-voting common stock at a rate of $100 per share divided by the then-applicable conversion price. In turn, each share of non-voting common stock is convertible at the option of the holder into one share of common stock. As of December 31, 2005, the conversion price was $20.58 per share and the outstanding shares of Convertible Preferred Stock were convertible into 2,429,541 shares of common stock.

Subject to certain exceptions, the conversion price will be adjusted if the Company issues or sells shares of common stock or non-voting common stock (including options to acquire shares and securities convertible into or exchangeable for shares of common stock or non-voting common stock) without consideration or for a consideration per share less than the market price of the common stock or non-voting common stock in effect immediately prior to the issuance or sale. In that event, the conversion price will be reduced to a conversion price (calculated to the nearest cent) determined by dividing (1) an amount equal to the sum of (a) the number of shares of common stock and non-voting common stock outstanding immediately prior to the issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding Convertible Preferred Stock) multiplied by the then-existing market price of the common stock; plus (b) the consideration, if any, received by the Company upon the issuance or sale, by (2) the total number of shares of common stock and non-voting common stock outstanding immediately after such issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding Convertible Preferred Stock, without giving effect to any adjustment in the number of shares issuable by reason of such issue and sale).

If the Company issues or sells shares of common stock or non-voting common stock for cash, the cash consideration received will be deemed to be the amount received by the Company, without deduction for any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company. If the Company issues or sells shares of common stock or non-voting common stock for a consideration other than cash, the amount of the consideration other than cash received shall be deemed to be the fair value of such consideration as determined in good faith by the board, without deduction for any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company.

No adjustments to the conversion price are required for issuances of shares of common stock or non-voting common stock upon any conversion of Convertible Preferred Stock, under the Company’s equity incentive plans or in connection with any acquisition by the Company.

The Convertible Preferred Stock is automatically convertible into shares of common stock upon consummation of a public offering of shares of common stock with gross proceeds of at least $40,000,000 to the Company at a price to the public of at least $651.60 per share (subject to adjustment to reflect stock splits, combinations and stock dividends). In addition, the Convertible Preferred Stock is convertible at Amerisafe’s option upon consummation of a public offering of its equity securities if the closing price of the common stock for the 20 trading days prior to consummation results in, or concurrently with the disposition of substantially all of the assets of the Company or a change of control of more than 50% of the voting power of all outstanding shares of voting stock, other than through a public offering of equity securities (collectively, a “Change of Control”), if the proceeds from the transaction result in, a value for the outstanding common stock of at least $651.60 per share.

Amerisafe may redeem all, but not less than all, of the outstanding shares of Convertible Preferred Stock at a price per share of $103.50 plus accrued and unpaid dividends. The Convertible Preferred Stock is mandatorily redeemable at the Redemption Price upon a Change of Control.

The Convertible Preferred Stock is classified outside of permanent equity because the shares are mandatorily redeemable upon the occurrence of certain events that are deemed to be outside the control of the Company.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Series E Preferred Stock

The Company is authorized to issue 500,000 shares of Series E preferred stock, par value $0.01 per share.

Prior to the completion of the Company’s initial public offering in November 2005, holders of Series E preferred stock were entitled to cumulative dividends at the rate of $7 per year payable quarterly in shares of Series E preferred stock. In connection with the offering and in accordance with the terms of its articles of incorporation, the Company used approximately $5.1 million of the proceeds from the offering to redeem all then-outstanding shares of Series E preferred stock, at the Redemption Price. The Company made cash redemptions of Series E preferred stock on May 28, 2004, June 8, 2004 and June 30, 2004. An aggregate of 317,744 shares of Series E preferred stock have been redeemed by the Company. These shares were canceled and retired and cannot be reissued.

There were no outstanding shares of Series E preferred stock as of December 31, 2005.

Junior Preferred Stock

The Company’s board has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of junior preferred stock, par value $0.01 per share, in one or more series. In addition, the board may fix the rights, preferences and privileges of any series of junior preferred stock it may determine to issue, subject to the rights, preferences and privileges of the Convertible Preferred Stock. There were no shares of junior preferred stock outstanding at December 31, 2005 and 2004 or issued during the three-year period ended December 31, 2005.

Liquidation Provisions

In the event of any liquidation or dissolution of Amerisafe, the holders of Convertible Preferred Stock will receive $100 for each outstanding share before any distributions are made to holders of any other then-outstanding series of preferred stock, junior preferred stock, common stock or non-voting common stock. Any remaining net assets will be distributed first to holders of common stock and non-voting common stock, subject to any other preferential amounts payable to holders of any then-outstanding series of preferred stock or junior preferred stock.

13.	Stock Options and Restricted Stock

2005 Incentive Plan

In connection with the initial public offering, the Company’s shareholders approved the Amerisafe 2005 Equity Incentive Plan (the “2005 Incentive Plan”).

The 2005 Incentive Plan is administered by the Compensation Committee of the Board and is designed to provide incentive compensation to executive officers and other key management personnel. The 2005 Incentive Plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options, restricted shares of common stock and restricted stock units. The maximum number of shares of common stock that may be issued pursuant to option grants and restricted stock and restricted stock unit awards under the 2005 Incentive Plan is 1,900,000 shares, subject to the authority of the Board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting the common stock. Officers, other key employees, consultants and other persons performing services for the Company that are equivalent to those typically provided by Company employees are eligible to participate in the 2005 Incentive Plan. However, only employees (including Company officers) can receive grants of incentive stock options.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Stock options granted under the 2005 Incentive Plan have an exercise price of not less than 100% of the fair value of the common stock on the date of grant. However, any stock options granted to holders of more than 10% of the Company’s voting stock will have an exercise price of not less than 110% of the fair value of the common stock on the date of grant. Stock option grants are exercisable, subject to vesting requirements determined by the Compensation Committee, for periods of up to ten years from the date of grant, except for any grants to holders of more than 10% of the Company’s voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire 90 days after the cessation of an optionee’s service as an employee. However, in the case of an optionee’s death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee’s death or disability. Stock options granted under the 2005 Incentive Plan are not transferable, except by will or the laws of descent and distribution.

Subject to completion of the initial public offering, the Board approved grants of options to officers and employees to purchase an aggregate of 1,548,500 shares of common stock. These options have an exercise price equal to the initial public offering price of $9.00 and are subject to pro rata vesting over a five-year period.

The following table summarizes information about the stock options outstanding under the 2005 Incentive Plan at December 31, 2005:

	Weighted-Average
	Remaining
Number	Contractual Life	Weighted-Average
Outstanding	(In Years)	Exercise Price

1,548,500	10	$9.00

The Company recognized $53,000 in compensation expense in 2005 related to the 2005 Incentive Plan.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

2005 Restricted Stock Plan

In connection with the initial public offering, the Company’s shareholders approved the Amerisafe 2005 Non-Employee Director Restricted Stock Plan (the “2005 Restricted Stock Plan”). The 2005 Restricted Stock Plan is administered by the Compensation Committee of the Board and provides for the automatic grant of restricted stock awards to non-employee directors of the Company. Restricted stock awards to non-employee directors are generally subject to terms including non-transferability, immediate vesting upon death or total disability of a director, forfeiture of unvested shares upon termination of service by a director and acceleration of vesting upon a change of control of the Company. The maximum number of shares of common stock that may be issued pursuant to restricted stock awards under the 2005 Restricted Stock Plan is 50,000 shares, subject to the authority of the Board to adjust this amount in the event of a merger, consolidation, reorganization, stock split, combination of shares, recapitalization or similar transaction affecting the common stock.

Under the 2005 Restricted Stock Plan, each non-employee Director will automatically be granted a restricted stock award for a number of shares equal to $15,000 divided by the closing price of the Company’s common stock on the date of the annual meeting of shareholders at which the non-employee Director is elected or is continuing as a member of the Board. Each restricted stock award will vest on the date of the next annual meeting of shareholders following the date of grant, subject to the non-employee Director’s continued service.

Upon completion of the initial public offering, each non-employee Director received a pro-rated award of 833 shares of restricted stock. As of December 31, 2005, there were 3,332 shares of restricted stock outstanding, all of which will vest on the date of the annual meeting of shareholders in 2006.

1998 Plan

The Amerisafe 1998 Amended and Restated Stock Option and Restricted Stock Purchase Plan (the “1998 Plan”) was terminated on June 20, 2005. The 1998 Plan was administered by the Board of Directors and provided for grants of incentive stock options, nonqualified stock options, or restricted stock to selected employees, officers and directors. Each option granted under the 1998 Plan was exercisable for one share of common stock. Options could have been granted under the 1998 Plan for a number of shares not to exceed, in the aggregate, 2,500,000 shares of common stock.

Exercise prices for the incentive stock options could be no less than 100% of the fair value of a share of common stock on the date the option was granted. If the option was granted to any owner of 10% or more of the total combined voting power of the Company, the exercise price was to be at least 110% of the fair value of a share of common stock on the date the option was granted. Exercise prices for the nonqualified stock options could be no less than 100% of the fair value of a share of common stock on the date the option was granted. Each option vested ratably over a period of five years and was exercisable during a period not to exceed ten years from the date such option was granted. Exercise prices for non-employee Director stock options could be no less than 100% of the fair value of a share of common stock on the date the option was granted.

The non-employee Director stock options, granted when a Director became a Board member, were exercisable in increments of one-third of the total grant on each anniversary of the grant date and became fully exercisable three years after the grant date. The non-employee Director options awarded at the re- election of the Director became fully exercisable at the award date.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

A summary of the Company’s 1998 Plan as of December 31, 2005, 2004 and 2003, and changes during each of the years then ended is as follows:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at the beginning of the year	20,098	$215.28	20,140	$216.72	20,987	$217.44
Granted	167	360.00	167	360.00	375	298.80
Exercised	—	—	—	—	—	—
Canceled, forfeited, or expired	(20,265)	216.72	(209)	360.00	(1,222)	251.28

Outstanding at the end of the year	—	—	20,098	215.28	20,140	216.72

Exercisable at the end of the year	—	—	20,098	215.28	19,931	215.28

On June 20, 2005, the Company entered into agreements with the holders of all its outstanding options to purchase shares of the Company’s common stock granted under the 1998 Plan pursuant to which all outstanding options of the Company were cancelled in exchange for $0.072 for each share of common stock issuable upon exercise of the options. Options to acquire a total of 20,265 shares of the Company’s common stock were canceled in exchange for aggregate cash payments of $1,459.

14.	Warrants

In 2004, warrants for 119,649 shares of common stock were exercised at a price of $0.72 per share. The warrants were issued in 1997 and 1998. No warrants were outstanding during 2005. The following table depicts warrant activity for the two-year period ended December 31, 2004:

		Exercise	Shares
	Number	Price	Purchased

Warrants outstanding at December 31, 2002	119,849	$0.72	—
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding at December 31, 2003	119,849	0.72

Issued	—	—	—
Exercised	119,649	0.72	119,649
Expired	200	0.72	—

Warrants outstanding at December 31, 2004	—

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

15.	Earnings Per Share

The calculation of basic and diluted EPS for the years ended December 31, 2005, 2004 and 2003 are presented below.

	For the Year Ended December 31,
	2005	2004		2003
	(In thousands, except
	per share amounts)

Basic EPS:
Net income	$5,930	$10,557		$8,594
Preferred stock dividends	(8,593)	(9,781)		(10,133)

Income (loss) available to common shareholders	$(2,663)	$776		$(1,539)

Amount allocable to common shareholders(1)	100%	70%		100%
Income (loss) allocable to common shareholders	$(2,663)	$545		$(1,539)

Weighted-average common shares outstanding	2,129	225		180

Basic earnings (loss) per share	$(1.25)	$2.42		$(8.55)

Diluted EPS:
Income (loss) allocable to common shareholders	$(2,663)	$545		$(1,539)
Dividends on participating securities	— (2)	—	(2)	— (2)

Income (loss) allocable to common shareholders
after assumed conversions	$(2,663)	$545		$(1,539)

Weighted average common shares outstanding	2,129	225		180
Diluted effect:
Stock options	— (2)	—	(2)	— (2)

Warrants		30		— (2)
Conversion of participating securities	— (2)	—	(2)	— (2)

Weighted average diluted shares outstanding	2,129	255		180

Diluted earnings (loss) per share	$(1.25)	$2.14		$(8.55)

(1)	Computed under the two-class method by dividing the weighted-average common shares outstanding (225 at December 31, 2004) by the sum of the weighted-average common shares outstanding and shares issuable upon conversion of all convertible participating securities, calculated on the if-converted method (such additional shares totaled 96 at December 31, 2004). In computing basic EPS using the two-class method, the Company has not allocated the loss available to common shareholders for the years ended December 31, 2005 and 2003 between common shareholders and participating security holders as the participating holders do not have a contractual obligation to share in the loss.

(2)	Not applicable as impact is antidilutive.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

16.	Other Comprehensive Income

	Pre Tax		Net-of-Tax
	Amount	Tax Expense	Amount
	(In thousands)

December 31, 2005
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$3,057	$1,070	$1,987
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(1,969)	(689)	(1,280)
Less reclassification adjustment for losses realized in net income	(2,228)	(780)	(1,448)

Net unrealized loss	(1,140)	(399)	(741)

Other comprehensive income	$(1,140)	$(399)	$(741)

December 31, 2004
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$1,993	$698	$1,295
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(2,413)	(845)	(1,568)
Less reclassification adjustment for losses realized in net income	242	86	156

Net unrealized loss	(178)	(61)	(117)

Other comprehensive income	$(178)	$(61)	$(117)

December 31, 2003
Unrealized gain on securities:
Unrealized gain on available-for-sale securities	$1,484	$519	$965
Less reclassification adjustment for losses realized in net income	20	7	13

Net unrealized gain	1,504	526	978

Other comprehensive income	$1,504	$526	$978

17.	Employee Benefit Plan

The Company’s 401(k) benefit plan is available to all employees. The Company matches up to 2% of employee compensation for participating employees, subject to certain limitations. Employees are fully vested in employer contributions to this plan after five years. Contributions to this plan were $294,000, $276,000 and $270,000, in 2005, 2004 and 2003, respectively.

18.	Commitments and Contingencies

The Company is a party to various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating reserves for loss and loss adjustment expenses. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Company provides workers’ compensation insurance in several states that maintain second-injury funds. Incurred losses on qualifying claims that exceed certain amounts may be recovered from these state funds. There is no assurance that the applicable states will continue to provide funding under these programs.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

The Company manages risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated carriers. In the event these carriers are unable to meet their obligations under these contracts, the Company could be liable to the claimants. The following table summarizes (in thousands) the fair value of the annuities at December 31, 2005, that the Company has purchased to satisfy its obligations. The A.M. Best Company rating is shown parenthetically.

Statement Value
of Annuities exceeding
Life Insurance Company	1% of Surplus

American General Life Insurance (A+)	$23,390
New York Life Insurance Company (A++)	3,808
First Colony Life Insurance Company (A+)	3,659
Monumental Life Insurance Company (A+)	3,500
John Hancock Life Insurance Company (A++)	2,963
Transamerica Life Insurance and Annuity (A+)	2,635
Liberty Life Assurance Company of Boston (A)	2,573
Pacific Life and Annuity Company (A++)	2,396
Genworth Life (A+)	1,853
Other	7,962

$54,739

Each of the life insurance companies from which the Company purchases annuities, or the entity guaranteeing the life insurance company, has an A.M. Best Company rating “A−” (Excellent) or better.

The Company leases equipment and office space under noncancelable operating leases. At December 31, 2005, future minimum lease payments are as follows (in thousands):

2006	$958
2007	677
2008	522
2009	463
2010	8

$2,628

Rental expense was approximately $924,000 in 2005, $956,000 in 2004 and $1,074,000 in 2003.

19.	Concentration of Operations

The Company derives its revenues primarily from its operations in the workers’ compensation insurance line of business. Total net premiums earned for the different lines of business are shown below:

	2005		2004		2003
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)

Workers’ compensation	$254,117	99.0%	$232,291	99.0%	$177,565	98.7%
General liability	2,451	1.0%	2,442	1.0%	2,282	1.3%

Total net premiums earned	$256,568	100.0%	$234,733	100.0%	$179,847	100.0%

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

Net premiums earned in each of the prior three years for the top ten states in 2005 and all others are shown below:

	2005		2004		2003
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)

Georgia	$26,198	10.2%	$22,313	9.5%	$17,233	9.6%
Louisiana	23,441	9.1	26,422	11.3	20,809	11.6
North Carolina	16,861	6.6	14,705	6.3	10,812	6.0
Texas	15,159	5.9	17,150	7.3	14,407	8.0
Illinois	14,198	5.5	14,186	6.0	8,423	4.7
Florida	13,671	5.3	10,959	4.7	7,726	4.3
Pennsylvania	13,066	5.1	9,812	4.2	7,338	4.1
Virginia	12,935	5.0	12,395	5.3	9,984	5.6
Alaska	12,841	5.0	9,366	4.0	4,841	2.7
South Carolina	12,440	4.8	10,067	4.3	6,301	3.5

	160,810	62.5	147,374	62.9	107,874	60.1
All others	95,758	37.5	87,359	37.1	71,973	39.9

Total net premiums earned	$256,568	100.0%	$234,733	100.0%	$179,847	100.0%

20.	Fair Values of Financial Instruments

The Company determines fair value amounts for financial instruments using available third-party market information. When such information is not available, the Company determines the fair value amounts using appropriate valuation methodologies. Nonfinancial instruments such as real estate, property and equipment, deferred policy acquisition costs, deferred income taxes and loss and loss adjustment expense reserves are excluded from the fair value disclosure.

Cash and Cash Equivalents—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values.

Investments—The fair values for fixed maturity and equity securities are based on prices obtained from a third-party investment manager.

Subordinated Debt Securities—The carrying value of the Company’s subordinated debt securities approximates the estimated fair value of the obligations as the interest rates on these securities are comparable to rates that the Company believes it presently would incur on comparable borrowings.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

The following table summarizes the carrying or reported values and corresponding fair values for financial instruments:

	December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In thousands)

Assets:
Fixed maturity securities	$467,343	$460,514	$331,408	$330,703
Equity securities	66,275	66,275	33,460	33,460
Cash and cash equivalents	49,286	49,286	25,421	25,421
Liabilities:
Subordinated debt securities:
ACT I	10,310	10,310	10,310	10,310
ACT II	25,780	25,780	25,780	25,780

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005

21.	Quarterly Financial Data (Unaudited)

The following table represents unaudited quarterly financial data for the years ended December 31, 2005 and 2004.

	Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)

2005
Premiums earned	$61,917	$63,115	$64,338	$67,198
Net investment income	3,718	3,932	4,335	4,897
Net realized gains on investments	227	547	563	935
Total revenues	66,024	67,738	69,356	73,165
Income before income taxes	4,345	(12,298)	6,518	7,430
Net income	3,237	(7,521)	4,809	5,405
Net income (loss) allocable to common shareholders	681	(9,902)	1,812	2,992
Earnings (loss) per share:
Basic	2.27	(33.03)	6.05	0.40
Diluted	2.27	(33.03)	6.05	0.39
Comprehensive income	2,892	(7,592)	4,966	4,921

2004
Premiums earned	$52,312	$60,767	$59,338	$62,316
Net investment income	2,641	2,765	3,253	3,558
Net realized gains (losses) on investments	310	308	(75)	878
Total revenues	55,406	63,961	62,643	66,950
Income before income taxes	3,888	582	4,040	5,176
Net income	2,891	708	3,147	3,811
Net income (loss) allocable to common shareholders	161	(1,868)	636	1,147
Earnings (loss) per share:
Basic	0.89	(10.37)	2.65	3.83
Diluted	0.54	(10.37)	2.65	3.83
Comprehensive income	2,664	121	2,769	4,886

7,888,326 Shares

AMERISAFE, Inc.

Common Stock

PROSPECTUS

Friedman Billings Ramsey
William Blair & Company
SunTrust Robinson Humphrey
Cochran Caronia Waller

The date of this prospectus is          , 2006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The table below sets forth the costs and expenses to be paid in connection with the distribution of the common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee. All costs and expenses are payable by AMERISAFE.

SEC registration fee	$9,600
NASD filing fee	8,215
Legal fees and expenses	500,000
Accounting fees and expenses	200,000
Printing expenses	140,000
Miscellaneous expenses	192,185

Total	$1,050,000

Item 14.	Indemnification of Directors and Officers.

Our articles of incorporation provide that no director or officer of ours will be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of such person’s duties as a director or officer to the fullest extent permitted by the Texas Business Corporation Act (the “TBCA”) or any other applicable law.

Under Article 2.02-1 of the TBCA, subject to the procedures and limitations stated therein, we may indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of ours against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses (including court costs and attorneys’ fees) actually incurred by the person in connection with the proceeding if it is determined that the person seeking indemnification:

•	acted in good faith;

•	reasonably believed that his or her conduct was in or at least not opposed to our best interests; and

•	in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We are required by Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses (including court costs and attorneys’ fees) incurred by the director or officer in connection with a proceeding in which the director or officer is a named defendant or respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The TBCA prohibits us from indemnifying a director or officer in respect of a proceeding in which the person is found liable to us or on the basis that a personal benefit was improperly received by him or her, other than for reasonable expenses (including court costs and attorneys’ fees) actually incurred by him or her in connection with the proceeding; provided, that the TBCA further prohibits us from indemnifying a director or officer in respect of any such proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duties.

Under Article 2.02-1(J) of the TBCA, a court of competent jurisdiction may order us to indemnify a director or officer if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances; however, if the director or officer is found liable to us or is found liable on the basis that a personal benefit was improperly received by him or her, the indemnification will be limited to reasonable expenses (including court costs and attorneys’ fees) actually incurred by him or her in connection with the proceeding.

Article 2.02-1 of the TBCA states that rights of indemnification to which a director may be entitled under any provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise are valid only to the extent they are consistent with Article 2.02-1 of the TBCA as limited by our articles of incorporation, if such a limitation exists.

Article 2.02-1 of the TBCA permits us to purchase and maintain insurance or to make other arrangements on behalf of any person who is or was a director, officer, employee or agent of ours against any liability asserted against and incurred by that person in any such capacity, or arising out of that person’s status as such a person, whether or not we would otherwise have the power to indemnify the person against that liability under Article 2.02-1 of the TBCA.

Article 2.41 of the TBCA provides, among other things, that a director who votes for or assents to an unlawful distribution will be liable to us for such actions. A director who dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the minutes of the meeting of our board of directors or by filing his or her written dissent to such actions with the person acting as the secretary of the meeting before adjournment or immediately afterwards by registered mail.

Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the TBCA, the Texas Miscellaneous Corporation Act or any other applicable law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under the TBCA. We believe that these provisions are necessary to attract and retain qualified persons as officers and directors.

We have entered into indemnification agreements with our directors and officers that provide for indemnification to the fullest extent permitted by applicable law.

The indemnification provisions contained in our articles of incorporation and bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of shareholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.

Between August 13, 2004 and September 2, 2004, we issued 119,649 shares of our common stock (after giving effect to the 72-for-one reverse stock split effected in October 2005) for $0.72 per share, or an aggregate purchase price of $86,148, in connection with the exercise of warrants issued in 1997 and 1998 to certain of our existing common shareholders that were accredited investors. The issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view towards the resale or other distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a)  Exhibits.

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
5.1	Opinion of Jones Day

Exhibit
No.	Description of Exhibit

10.1	Employment Agreement, dated January 1, 2004, by and between the Registrant and C. Allen Bradley, Jr., as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.2	Employment Agreement, dated January 1, 2004, by and between the Registrant and Geoffrey R. Banta, as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.3	Employment Agreement, dated January 1, 2004, by and between the Registrant and Arthur L. Hunt, as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005 (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.4	Employment Agreement, dated January 1, 2004, by and between the Registrant and Craig P. Leach, as amended by Amendment No. 1 to Employment Agreement, dated June 17, 2005 (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.5	Employment Agreement, dated September 1, 2006, by and between the Registrant and David O. Narigon (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed September 6, 2006)
10.6	Employment Agreement, effective September 25, 2006, by and between the Registrant and Todd Walker (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed September 6, 2006)
10.7	Consulting Agreement, dated October 27, 2005, by and between the Registrant and Mark R. Anderson (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.8	AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.9	Form of Incentive Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.10	Form of Non-Qualified Stock Award Option Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.11	Form of Non-Qualified Stock Option Award Agreement for Mark R. Anderson under the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.12	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed March 15, 2006)
10.13	AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.14	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.15	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)

Exhibit
No.		Description of Exhibit

10.16		First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed August 14, 2006)
10.17		Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed August 14, 2006)
10.18		Third Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed August 14, 2006)
10.19		Workers’ Compensation Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q, filed August 14, 2006)
10.20		Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q, filed August 14, 2006)
10.21		First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.22		Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.23		Workers’ Compensation Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Registrant by the reinsurers named therein (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.24		Services Agreement, effective as of March 31, 2005, by and between Concentra Integrated Services, Inc. and Amerisafe Risk Services, Inc. (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, Amendment No. 1 (File No. 333-127133), filed September 9, 2005)
10.25		Agreement, effective as of March 31, 2005, by and between Amerisafe Risk Services, Inc. and MedRisk, Inc. and its affiliates and subsidiaries (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, Amendment No. 1 (File No. 333-127133), filed September 9, 2005)
10.26		Lease Agreement, effective as of January 1, 2005, by and between The Phoenix Hat Company, LLC and the Registrant (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1, Amendment No. 1 (File No. 333-127133), filed September 9, 2005)
10.27		Amended and Restated Registration Rights Agreement, dated March 18, 1998, by and among the Registrant and the shareholders of the Registrant named therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
21.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
23.1		Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2		Consent of Ernst & Young LLP
24	.1*	Powers of Attorney

*	Previously filed

Registrant has not filed certain long-term debt instruments not being registered with the SEC where the total amount of indebtedness authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. Registrant agrees and undertakes to furnish a copy of any such instruments to the SEC upon its request.

(b)   Financial Statement Schedules.

The following financial statement schedules are included as pages S-1 to S-4 to this registration statement:

Schedule II.  Condensed Financial Information of Registrant

Schedule VI.  Supplemental Information Concerning Property-Casualty Insurance Operations

Pursuant to Rule 7-05 of Regulation S-X, other financial statement schedules have been omitted because the information to be set forth therein is included in the notes to the audited financial statements included in the prospectus forming a part of this registration statement.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 1, 2006.

AMERISAFE, Inc.

By:	/s/ C. Allen Bradley, Jr.
C. Allen Bradley, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on November 1, 2006.

Signature	Title

/s/ C. Allen Bradley, Jr. C. Allen Bradley, Jr.	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Geoffrey R. Banta Geoffrey R. Banta	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Thomas W. Hallagan	Director

* Jared A. Morris	Director

* Paul B. Queally	Director

* Sean M. Traynor	Director

* Austin P. Young III	Director

Todd Walker, by signing his name hereto, does hereby sign and execute this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of the above-named directors and officers of AMERISAFE, Inc. on this 1st day of November, 2006, pursuant to powers of attorney executed on behalf of such director and/or officer, and previously filed with the Securities and Exchange Commission.

*By:	/s/ Todd Walker
Todd Walker, Attorney-in-Fact

Schedule II.  Condensed Financial Information of Registrant

AMERISAFE, INC.
CONDENSED BALANCE SHEETS

	December 31,
	2005	2004
	(In thousands)

Assets
Investments:
Equity securities—available-for-sale, at fair value	$1,090	$1,090
Investment in subsidiaries	178,429	128,014

Total investments	179,519	129,104
Cash and cash equivalents	11,149	4,066
Deferred income taxes	29	359
Property and equipment, net	2,923	3,275
Other assets	1,442	1,216

	$195,062	$138,020

Liabilities, redeemable preferred stock and shareholders’ equity
Liabilities:
Accounts payable and other liabilities	$1,826	$1,946
Note payable to subsidiaries	9,800	10,930
Subordinated debt securities	36,090	36,090

Total liabilities	47,716	48,966
Redeemable preferred stock:
Series A nonconvertible—$0.01 par value, $100 per share redemption value:
Authorized shares—1,500,000; issued and outstanding shares—None in 2005 and 819,161 in 2004	—	81,916
Series C convertible—$0.01 par value, $100 per share redemption value:
Authorized shares—300,000; issued and outstanding shares—300,000 in 2005 and 2004	30,000	30,000
Series D convertible—$0.01 par value, $100 per share redemption value:
Authorized shares—200,000; issued and outstanding shares—200,000 in 2005 and 2004	20,000	20,000

	50,000	131,916
Shareholders’ equity	97,346	(42,862)

	$195,062	$138,020

S-1

Schedule II.  Condensed Financial Information of Registrant—(continued)

AMERISAFE, INC.
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Revenues
Net investment income	$990	$281	$4
Fee and other income	5,813	3,661	1,791

Total revenues	6,803	3,942	1,795

Expenses
Other operating costs	3,567	1,831	1,276
Interest expense	3,160	1,757	264

Total expenses	6,727	3,588	1,540

Income before income taxes and equity in earnings of subsidiaries	76	354	255
Income tax expense	302	293	246

Income (loss) before equity in earnings of subsidiaries	(226)	61	9
Equity in net income of subsidiaries	6,156	10,496	8,585

Net income	$5,930	$10,557	$8,594

AMERISAFE, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Operating activities
Net cash provided by operating activities	$359	$8,351	$1,066

Investing activities
Purchases of investments	—	(780)	(310)
Purchases of property and equipment	(1,379)	(3,589)	—
Capital contributions to subsidiary	(45,000)	(2,710)	—

Net cash used in investing activities	(46,379)	(7,079)	(310)

Financing activities
Net proceeds from initial public offering	63,236	—	—
Series A preferred stock redemption	(5,093)	—	—
Series E preferred stock redemption	(5,093)	—	—
Stock-based compensation	53	—	—
Principal payments on note payable	—	(6,000)	(2,000)
Warrants exercised	—	86	—
Proceeds from issuance of subordinated debt securities	—	25,780	10,310
Series E preferred stock redemptions	—	(27,244)	—

Net cash provided by (used in) financing activities	53,103	(7,378)	8,310

Change in cash and cash equivalents	7,083	(6,106)	9,066
Cash and cash equivalents at beginning of year	4,066	10,172	1,106

Cash and cash equivalents at end of year	$11,149	$4,066	$10,172

S-2

Schedule VI.  Supplemental Information Concerning Property-Casualty Insurance Operations

AMERISAFE, INC. AND SUBSIDIARIES

		Reserves for
		Unpaid				Loss and	Loss and		Amortization
	Deferred	Loss and				LAE	LAE		of Deferred	Paid Claims
	Policy	Loss			Net	related to	related		Policy	and Claim		Net
	Acquisition	Adjustment	Unearned	Earned	Investment	Current	to Prior		Acquisition	Adjustment		Premiums
	Cost	Expense	Premium	Premium	Income	Period	Periods		Costs	Expenses		Written
	(In thousands)

2005	$16,973	$484,485	$124,524	$256,568	$16,882	$182,174	$8,673	(1)	$(31,785)	$139,165	(1)	$269,350
2004	12,044	432,880	111,741	234,733	12,217	160,773	13,413		(25,969)	113,931		243,011
2003	11,820	377,559	103,462	179,847	10,106	126,977	2,273		(20,076)	99,157		195,990

(1)	In June 2005, we commuted three reinsurance agreements with Converium Reinsurance North America (“Converium”). The incurred loss of $13.2 million and cash received from Converium for ceded reserves of $56.1 million are not reflected in these amounts.

S-3